As filed with the Securities and Exchange Commission on May 12, 2000
                                     Registration statement No. 333-____________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                                NETOBJECTS, INC.
             (Exact name of registrant as specified in its charter)

                            -------------------------

               Delaware                                     94-3233791
    (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)

                                     ------

                          (Primary Standard Industrial
                           Classification Code Number)

                               301 Galveston Drive
                             Redwood City, CA 94063
                                 (650) 482-3200

    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                 Mr. Samir Arora
                                NetObjects, Inc.
                               301 Galveston Drive
                             Redwood City, CA 94063
                                 (650) 482-3200

 (Name, address, including zip code, and telephone number, including area code, of agent for service) Copies to:

                                  Alan B. Kalin
                              Stephen P. Charbonnet
                                 Maha H. Khalaf
                            McCutchen, Doyle, Brown &
                                  Enersen, LLP
                                3150 Porter Drive
                           Palo Alto, California 94304

                            -------------------------
            Approximate date of commencement of proposed sale of the
                           securities to the public:
              as soon as practicable following the effective date
                         of this registration statement.
                            -------------------------

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                         Calculation of Registration Fee
======================= ============== ========================== ====================== ========================
 Title Of Each Class    Amount To Be       Proposed Maximum         Proposed Maximum
 Of Securities To Be     Registered       Aggregate Offering       Aggregate Offering           Amount of
      Registered                          Price Per Share(1)              Price             Registration Fee
----------------------- -------------- -------------------------- ---------------------- ------------------------
Common stock, par         1,780,815         11.41                      $20,319,099                   $5,364
value $0.01 per share
======================= ============== ========================== ====================== ========================

         (1) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c).

         The Registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    Subject to completion, dated May __, 2000


NETOBJECTS, INC.

1,780,815 Shares

Common Stock

--------------------------------------------------------------------------------

The stockholders of NetObjects, Inc. listed below are offering and selling 1,780,815 shares of common stock, under this prospectus. All of the selling stockholders purchased their shares from us under the terms of a Plan and Agreement of Reorganization dated October 4, 1999. Some or all of the selling stockholders expect to sell their shares. The selling stockholders may offer their shares of common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices. The common stock is listed on the Nasdaq National Market and trades on this stock exchange with the symbol "NETO." On May __, 2000 the closing price of one share of common stock, as quoted on the Nasdaq National Market was $_____.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act and any profits realized by them may be deemed to be underwriting commissions. Any broker-dealers that participate in the distribution of common stock also may be deemed to be "underwriters" as defined in the Securities Act, and any commissions or discounts paid to them, or any profits realized by them upon the resale of any securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act. The sale of the common stock is subject to the prospectus delivery requirements of the Securities Act.

                                __________, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary .................................................................     1

Risk Factors ............................................................     3

Use of Proceeds .........................................................    13

Dividend Policy .........................................................    13

Selected Financial Data .................................................    14

Management's Discussion and Analysis of Financial Condition

     and Results of Operations ..........................................    16

Business ................................................................    34

Management ..............................................................    47

Certain Relationships and Related Transactions ..........................    57

Principal Stockholders ..................................................    61

Selling Stockholders ....................................................    63

Plan of Distribution ....................................................    65

Description of Capital Stock ............................................    66

Legal Matters ...........................................................    69

Experts .................................................................    69

Additional Information ..................................................    69

Index to Financial Statements ...........................................   F-1

--------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

You  should  read  the  following   summary  together  with  the  more  detailed
information regarding NetObjects and the common stock being sold in the offering, as well as our consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this prospectus.

         The terms "NetObjects," "we," "us," and "our" refer to NetObjects, Inc. and our subsidiaries, NetObjects Ltd. and Sitematic Corporation.

                                   NetObjects

         NetObjects is a leading provider of software, solutions, and services that enable small businesses to build, deploy and maintain websites, conduct on-line e-business, and enable large enterprises to effectively create and manage corporate intranets. Our e-business solutions address the growing challenges faced by businesses in capturing the explosive growth of the Internet as an on-line business medium to publish content, deploy web applications, and manage their e-business operations. In 1996, we pioneered the website building product category with the introduction of our award-winning flagship product, NetObjects Fusion, an easy-to-use desktop software application for building small business websites. We have also built popular on-line resources, including NetObjects.com and eFuse.com, that target communities of business users and provide sources of information, products and services for building websites. In October 1999, we acquired Sitematic Corporation, an application service provider, or ASP. In December 1999, we combined our on-line resources and launched GoBizGo.com a web application services site for small businesses. In March 2000, we began commercial delivery of NetObjects Collage, which offers an integrated content management environment for teams of web contributors and developers, while providing centralized control over the site production effort.

       Our principal executive offices are located at 301 Galveston Drive, Redwood City, CA 94063, and our telephone number is (650) 482-3200. Our web site can be found at www.netobjects.com. Information contained on any of our web sites does not constitute part of this prospectus.

       NetObjects(R), NetObjects Fusion(R), NetObjects Collage(TM), NetObjects TeamFusion(R), TeamFusion(TM), NetObjects Fusion Personal Edition(TM), SiteStructure Editor(TM), PageDraw(R), SiteStyles(R), SiteStyles Manager(TM), SiteProducer(TM), SitePublisher(TM), StyleObject(TM), WebDraw(TM), WebReach(TM), Efuse.com(TM), Everywhere Html(TM), ESiteStore.com(TM), EScriptZone.com(TM), PublishSet(TM), AutoSites(TM), The Web Needs You(TM) and NetObjects Collage(TM) are our registered and unregistered trademarks, service marks and trade names. This prospectus also includes trademarks, service marks and trade names other than those identified in this paragraph, each of which is the property of its respective holder.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING


   Common stock offered by the
   selling stockholders......................     1,780,815 shares


   Plan of Distribution .....................     The selling  stockholders  may
                                                  sell  their  shares  on any of
                                                  the securities exchanges where
                                                  the common stock is listed and
                                                  traded;         in         the
                                                  over-the-counter  market or in
                                                  other     transactions;     in
                                                  connection with short sales of
                                                  the   shares;   by  pledge  to
                                                  secure    debts    and   other
                                                  obligations;   in   connection
                                                  with the writing of non-traded
                                                  and    exchange-traded    call
                                                  options, in hedge transactions
                                                  and  in  settlement  of  other
                                                  transactions  in  standardized
                                                  or  over-the-counter  options;
                                                  or in  combination  of  any of
                                                  the above transactions.

   Use of proceeds...........................     We  will  receive  none of the
                                                  proceeds of the offering.

   Nasdaq National Market symbol.............     "NETO"




                           FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements." These forward-looking statements include, without limitation, statements about the market opportunity for web site building software and services, our strategy, competition and expected expense levels, and the adequacy of our available cash resources. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described below and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes a available or other events occur in the future.

--------------------------------------------------------------------------------

                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in our stock. Any of the following risks could cause the trading price of our common stock to decline substantially. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any such case, the market price of our common stock could decline, and you may lose all or part of your investment.

We have a history of substantial losses and expect substantial losses in the future.

         We were incorporated in November 1995 and first recognized revenues in October 1996. As of March 31, 2000, we had an accumulated deficit of approximately $87.8 million. We expect to sustain significant losses for the foreseeable future, which could harm our business and decrease the market price of our stock.

         To achieve and sustain profitability, we must, among other things, increase substantially our revenues from our principal products, NetObjects Fusion and NetObjects Collage, and substantially increase our revenues from professional and on-line services.

We expect to raise additional capital because our current cash position and cash flow are unlikely to meet our operating requirements and anticipated growth significantly beyond the end of the fiscal year ending September 30, 2000.

         We believe that our current cash and cash equivalents are adequate to finance our current level of operations only through the end of the current fiscal year and for some period thereafter, depending upon several factors, including the impact of a change in our rate of growth, the effect of any acquisitions that we may do and the length of our accounts receivable collections cycle. During the next two quarters, we may raise additional capital to fund future operations through the sale of additional equity securities, new borrowings, or some combination of debt and equity. We have not decided upon the timing, form or amount of capital that we will seek and have no assurances or commitments that we will succeed in raising additional capital. If we fail to raise additional capital to fund future operations, our business, financial condition and results of operations will be materially and adversely affected, and our stock price probably will decline substantially.

Our relationship with International Business Machines Corporation, or IBM, has changed substantially over time. While IBM controls us, it is under no obligation to continue any business relationships with us, and IBM is allowed to compete with us or act in a manner that is disadvantageous to us.

         Although we have a number of license and reseller agreements or arrangements with IBM, many of which are subject to the terms of our 10-year license agreement that expires in April, 2007, we have no commitments for future revenues from IBM. Revenues from IBM have represented a substantial portion of our total revenues, representing approximately 29% and 36% of our total revenues for the year ended September 30, 1999 and 1998, respectively, as well as approximately 20% of our total revenues for the six months ended March 31, 2000. We have no future revenue commitments from IBM and its subsidiary Lotus Development Corporation, or Lotus. The amount of revenues we earn from IBM and Lotus may fluctuate substantially from quarter-to-quarter. Although we expect to continue licensing our products to IBM and Lotus as OEM resellers, we believe that revenues from IBM will comprise a substantially lower percentage of our total revenues in the future than they have during the fiscal year ended September 30, 1999. During the quarter ended March 31, 2000, we recognized revenue of $2.3 million from IBM including $2.0 million for licenses to distribute NetObjects Fusion 5.0 with IBM PCs and committed to reimburse IBM for up to $500,000 for promotional and advertising expenditures that IBM incurs in marketing these bundles. During the quarter ended December 31, 1999, we recognized revenues of $1.0 million from Lotus for licenses to bundle NetObjects Fusion 3.01 with Lotus SmartSuite during calendar year 2000 and committed to reimburse Lotus for up to $400,000 for promotional and advertising expenditures incurred in marketing these bundles. In the past Lotus has created foreign language, or "localized," versions of our software, for which IBM pays us reduced royalties on products that it sells outside the United States under a contract that expired on December 31, 1999. We may need to incur substantial additional expense to obtain localized versions of new products or product upgrades from Lotus or other vendors if necessary to satisfy the requirements of key customers like IBM, Lotus and Novell.

         We have business conflicts with IBM. IBM has chosen in the past and is free in the future to promote and bundle competitors' products over our products. Although we have been dependent on IBM, and IBM has provided substantial support to us, IBM makes independent business and product decisions that present conflicts with our business objectives.

         IBM controls us and is free to sell its interest in us. As of April 30, 2000, IBM owns approximately 49.4% of our common stock and holds warrants that if exercised, would increase its ownership to approximately 50% of our outstanding voting securities. As our largest stockholder, with three representatives on our board of directors, IBM has substantial influence over our direction and management, and may be able to prevent or cause a change in control of us and could take other actions that might be favorable to IBM and potentially harmful to us. IBM is eligible to sell its stock subject to applicable securities laws and the terms of a registration rights agreement. IBM may transfer some or all of its stock, including to our competitors. Such a transfer could result in a transfer of IBM's interest in us, which could cause our revenues to decrease and our stock price to fall.

         IBM can act in ways that may be disadvantageous to us, such as competing with us, investing in our competitors and taking advantage of corporate opportunities. IBM is contractually or otherwise free to act in ways that may harm our business. Our restated certificate of incorporation contains provisions expressly acknowledging that:

         o IBM retains "freedom of action" to conduct its business and pursue other business opportunities, even in competition with us;

         o IBM has no obligation to refrain from investing in our competitors, doing business with our customers or hiring away our key personnel;

         o No director appointed by IBM is prohibited from taking actions or from voting on any action because of any actual or apparent conflict of interest between that director and us, and these provisions materially limit the liability of IBM and its affiliates, including IBM's representatives on our board of directors and Lotus, from conduct and actions taken by IBM or its affiliates, even if the conduct or actions are beneficial to IBM and harmful to us;

         o IBM is under no obligation to inform us of any corporate opportunity and is free to avail itself of any opportunity or to transfer the opportunity to a third party.

         Any of IBM's rights could give rise to conflicts of interests, and we cannot be certain that any conflicts would be resolved in our favor. Any of the risks arising from our relationship with IBM could harm our business and cause our stock price to fall.

         IBM could obtain and use our source code if we default on our obligations under license agreements with IBM. Although our license agreements with IBM contain restrictions on IBM's use and transfer of our software and intellectual property, these restrictions are subject to exceptions. Under a software license agreement with IBM, we have placed our key source code in escrow for IBM's benefit. IBM may obtain access to the source code upon events of default related to the Company's failure to provide required maintenance and support or its bankruptcy or similar event of financial reorganization. IBM may use the source code that it obtains to create derivative works, which it will own subject to the Company's rights in the underlying software.

         Our licensing arrangements with IBM are not exclusive and IBM is free to enter into similar arrangements with our competitors. All of our licensing arrangements with IBM are non-exclusive. IBM has the right to cease promoting and distributing our software at any time.

IBM may license its name, logo and technology to, or invest in, other web site building companies, and it may more actively promote the services of our competitors.

We have many established competitors, including Microsoft, and may be unable to compete effectively against them.

         The market for web site building software and services for the Internet and corporate intranets is relatively new, constantly evolving and intensely competitive. We expect competition to intensify in the future. Many of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources, and we may be unable to compete effectively against them. We compete for small business customers with web content software makers like Adobe, Macromedia, and Microsoft and in the on-line web hosting and services with providers like Verio, Bigstep, Icat, and Yahoo Store. Microsoft's FrontPage, a web site building software product, has a dominant market share. Microsoft bundles FrontPage 2000 in several versions of the Office 2000 product suite that dominates the market for desktop business application software. For our enterprise customers, we compete in the Internet application development and services market with companies such as Interwoven and Vignette. New technologies and the expansion of existing technologies could also increase the competitive pressures on us by enabling our competitors to offer lower-cost or superior products or service. Increased competition could diminish the value of our products and services and result in reduced operating margins and loss of market share. We cannot assure you that we will be able to compete successfully against current or future competitors. For more information, please refer to "Business--Competition."

We may not be able to accurately forecast revenue and adjust spending.

         Because our business is evolving rapidly and we have a very limited operating history, we have little experience in forecasting our revenues. Our expense levels are based in part on our expectations of future revenues, and to a large extent those expenses are fixed, particularly in the short-term. We cannot be certain that our revenue expectations will be accurate or that we will be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

Our quarterly operating results will probably fluctuate.

         We believe that period-to-period comparisons of our financial results are not necessarily meaningful, and you should not rely upon them as an indication of our future performance. We generate a substantial percentage of our revenues from software license fees from bundles of NetObjects Fusion with products or services provided by our OEM resellers such as IBM, Lotus, Novell, Inc., or Novell, 1&1 Telecommunications, or United Internet, and Concentric Networks, Inc., or Concentric. Our revenues may vary substantially from quarter to quarter depending on our ability to extend existing OEM bundling arrangements with our OEM resellers or to enter into new OEM reselling arrangements. The promptness with which sales data used for recognizing product royalties, are reported to us from third parties, including IBM, also may cause our quarterly results to be more volatile.

Most of our revenues have been derived from sales of a single product, and a decline in demand or the sale price of that product would harm our business and cause our stock price to fall.

         About 60% of our revenues from software license fees in fiscal year 1999 and approximately 65% of our revenues from software license fees in the first six months of fiscal year 2000 were derived from versions of one of our products, NetObjects Fusion, and we expect that this single product will continue to account for the majority of our total revenues in the near-term. To remain competitive, software products typically require frequent updates that add new features. There can be no assurance that we will succeed in creating and selling updated or new versions of NetObjects Fusion. A decline in demand for, or in the average selling price of, NetObjects Fusion, whether as a result of new product introductions or price competition from competitors, technological change or otherwise, would hurt our business or cause our stock price to fall.

Our future financial performance depends substantially on market acceptance and growth of our enterprise products, professional services and online services. We increasingly depend on our enterprise products to provide us with revenues.

         Our enterprise products are relatively new and have not achieved significant market penetration. During the quarter ended March 31, 2000, we introduced NetObjects Collage as our primary enterprise product. We increasingly depend on NetObjects Collage and other enterprise products to generate revenue, and we may not receive these revenues for the following reasons:

         o        The  success  of   NetObjects   Collage  will  depend  on  its
                  acceptance as a solution for large enterprise web site and intranet building products and services;

         o Information services departments of large enterprises may choose to create and maintain their web and intranet sites internally or may use third-party professional developers or our competitors' products to create and maintain their sites;

         o Our enterprise products may not meet customer performance needs or be free of significant software defects or bugs;

         o Our enterprise products have a longer sales cycle than NetObjects Fusion due to much higher pricing and different marketing and distribution characteristics;

         o There are no product bundles of our enterprise products with any of our OEM resellers or other third party distributors; and

         o        We may not be able to recruit and retain the additional  sales
                  personnel   needed  to   effectively   market  our  enterprise
                  products.


         Our professional services business, through which we provide training and other support for our products, may not generate sufficient revenues. We cannot be certain that our professional services business will generate significant revenues or achieve profitability. We believe that software license fees growth will depend on our ability to provide our customers with these services and to educate third-party resellers about how to use our products. We currently outsource much of our customers' services needs, but we plan to increase the number of our services personnel to meet the needs of our customers. Competition for qualified services personnel is intense, and we cannot be certain that we can attract or retain a sufficient number of highly qualified services personnel to meet our business needs.

         Our on-line services are new and have not yet received a broad customer acceptance. Since inception, we have invested resources to create and enhance our on-line services, which we believe support and add to market acceptance of our products. With the acquisition of Sitematic and our launch of GoBizGo.com, providing on-line services to enable small businesses to conduct e-commerce has become an integral part of our business growth strategy. Including the period during which Sitematic operated these services they have been offered to customers generally for less than 12 months. We depend on our distribution partners to attract small business subscribers for these services for our on-line business to succeed, and to date their efforts have met with limited success. We may not be able to expand our distribution channels or sales force. We expect to offer our on-line small business services through our distribution partners under those partners' advertising and marketing logos in order to expand our on-line small business services. We may fail to attract these new customers and distributors, which would hurt our business and could cause our stock price to fall.

We need to maintain our third-party distribution channel because our direct sales to third parties would be insufficient to support our operating base.

         While we derive some of our revenues from selling our products directly to third parties, most of our revenues are derived from the sale of our products through third-party distributors and OEM resellers. We need to develop third party relationships for promoting our on-line offerings. A substantial portion of our revenues from NetObjects Fusion come from arrangements with a limited number of customers. A loss of any of these customers or our failure to develop new customers could cause our revenues to decrease and our stock price fall. We have shifted our emphasis in distributing NetObjects Fusion from channel sales to volume distribution arrangements with large companies such as United Internet, IBM, Lotus, Concentric Networks and Novell. We have no guarantees of continuing revenues from any of these customers and therefore need to continuously develop new OEM reseller customers. There can be no assurance that third parties will be willing or able to carry our products in the future. If third parties were to reduce or cease carrying our products, our direct sales to third parties would be insufficient to support our operating expense base.

We allow product returns and provide price protection to some purchasers and resellers of our products and our allowances for product returns may be inadequate.

         We have stock-balancing programs for our software products that under specified circumstances allow for the return of software by some of our resellers. These programs also provide for price protection for our software for some of our direct and indirect channel resellers that, under specified conditions, entitle the reseller to a credit if we reduce our price to similar channel resellers. There can be no assurance that actual returns or price protection will not exceed our estimates, and our estimation policy may cause significant quarterly fluctuations.

We need to maintain and establish new bundling arrangements because we may be less successful at selling our products on a stand-alone basis.

         We believe that products that are not sold in a "suite" containing software products or components that perform different functions are less likely to be commercially successful. For example, NetObjects Fusion 5.0 includes free web site hosting services. IBM also bundles our products with some of its software products, such as the bundling of NetObjects Fusion with WebSphere Studio and NetObjects Fusion with Lotus Designer Studio and Lotus SmartSuite. NetObjects Fusion is also bundled with Novell's NetWare for Small Business. We cannot be assured of maintaining or obtaining suitable product or component bundling arrangements with third parties. Failure to maintain or conclude suitable software product bundling arrangements could hurt our business, cause our revenues to decrease and our stock price to fall.

Our products may contain defects that could subject us to liability in excess of insurance limitations.

          Our software products are complex and may contain undetected errors or result in system failures. Despite extensive testing, errors could occur in any of our current or future product offerings after commencement of commercial shipments. Any errors could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, and injury to our reputation or damage to our efforts to build brand awareness. We cannot be certain that the contractual limitations of liability will be enforceable, or that our insurance coverage will continue to be available on reasonable terms or will be available in amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could cause our revenues to decrease and our stock price to fall.

If we fail to respond adequately to rapid technological changes, our existing products and services will become obsolete or unmarketable.

         The market for our products is marked by rapid technological change, which leads to frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. New web site building products and services based on new technologies or new industry standards could render our existing products obsolete and unmarketable. We believe that to succeed, we must enhance our current products and develop new products on a timely basis to keep pace with technological developments and to satisfy the increasingly sophisticated requirements of our customers.

Our product and software development efforts are inherently difficult to manage and keep on schedule, so development delays may increase our costs.

         On occasion, we have experienced software development delays and related cost overruns, which to date have not materially affected our business, and we cannot be certain that we will not encounter these problems in the future. Any delays in developing and releasing enhanced or new products could cause our revenues to decrease. In addition, we cannot be certain that we will successfully develop and market new products or product enhancements that respond to technological change, evolving industry standards or customer requirements, or that any product innovations will achieve the market penetration or price stability necessary for profitability.

The loss of our key personnel, or failure to hire additional personnel, could harm our business because we would lose experienced personnel and new skilled personnel are in short supply and command high salaries.

         We depend on the continued service of our key personnel, and we expect that we will need to hire additional personnel in all areas. The competition for personnel throughout our industry is intense, particularly in the San Francisco Bay Area, where our headquarters are located. We have experienced difficulties in attracting new personnel, and all of our personnel, including our management, may terminate their employment at any time for any reason. Currently, we are dependent upon the services of Samir Arora, our President, Chief Executive Officer, Chairman of the Board and one of our founders. The loss of Mr. Arora's services would materially impede the operation and growth of our business at this time. We do not maintain key person life insurance for any of our personnel. Furthermore, our failure to attract new personnel or retain and motivate our current personnel could hurt our business.

A third party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions.

         As of April 30, 2000, IBM owns approximately 49.4% of our outstanding stock and holds warrants that if exercised, would increase its ownership to approximately 50% of our outstanding voting securities. That ownership interest and provisions of our restated certificate of incorporation, bylaws, a voting agreement between us and IBM, and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would result in the purchase of your shares of common stock at a premium to the market price.

If we fail to adequately protect our intellectual property rights or face a claim of intellectual property infringement by a third party, we could lose our intellectual property rights or be liable for significant damages.

         Trademarks and other proprietary rights are important to our success and our competitive position. We seek to protect our trademarks and other proprietary rights, but our actions may be inadequate to prevent misappropriation or infringement of our technology, trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. Although we have obtained federal registration of the trademark NetObjects Fusion, we know that other businesses use the word "Fusion" in their marks alone or in combination with other works. We do not believe that we will be able to prevent others from using the word "Fusion" for competing goods and services. For example, Allaire Corporation markets its application development and server software for web development, including applications for e-commerce, under the federally registered trademark "ColdFusion." Under an agreement with Allaire Corporation, we have agreed that neither company will identify its products and services with the single word "Fusion," unless otherwise agreed as in the case of our co-bundled product "Fusion2Fusion." Business customers may confuse our products and services with similarly named brands, which could dilute our brand names or limit our ability to build market share. To license many of our products, we rely in part on "shrink-wrap" and "clickwrap" licenses that are not signed by the end user and, therefore may be unenforceable under the laws of certain jurisdictions. In addition, we may license content from third parties. We could become subject to infringement actions based upon these third-party licenses, and we could be required to obtain licenses from other third parties to continue offering our products.

         We cannot be certain that we will be able to avoid significant expenditures to protect our intellectual property rights, to defend against third-party infringement or other claims or to license content from third parties alleging that our products infringe their intellectual property rights. Incurring significant expenditures to protect our intellectual property rights or to defend against claims or to license content could decrease our revenues and cause our stock price to fall.

         Because we are no longer a majority-owned subsidiary of IBM, we no longer enjoy cross-licensing protection that we received as an IBM subsidiary. We may face material litigation risk associated with patent infringement claims that IBM's patent cross-licensees could not assert against us while we were an IBM subsidiary.

Our international operations continue to expand and may not be successful.

         International sales represented approximately 23% of our total revenues in the year ended September 30, 1999, respectively, and approximately 40% of our total revenues in the quarter ended March 31, 2000. We intend to expand the scope of our international operations and currently have a subsidiary in the United Kingdom. Our continued growth and profitability will require continued expansion of our international operations, particularly in Europe.

         Our international operations are, and any expanded international operations will be, subject to a variety of risks associated with conducting business internationally that could materially adversely affect our business, including the following:

         o        difficulties   in   staffing   and   managing    international
                  operations;

         o        lower gross margins than in the United States;

         o        slower adoption of the Internet;

         o        longer payment cycles;

         o        fluctuations in currency exchange rates;

         o seasonal reductions in business activity during the summer months in Europe and other parts of the world;

         o        recessionary environments in foreign economies; and

         o        increases  in  tariffs,   duties,   price  controls  or  other
                  restrictions on foreign currencies or trade barriers imposed by foreign countries.

         Furthermore, the laws of foreign countries may provide little or no protection of our intellectual property rights.

We may be unable to manage our rapid growth.

         We have expanded our operations rapidly since inception, and we intend to continue to expand them in the foreseeable future. This rapid growth places a significant demand on our managerial and operational resources. To manage growth effectively, we must:

         o implement and improve our operational systems, procedures and controls on a timely basis;

         o expand, train and manage our workforce and, in particular, our sales and marketing and support organizations in light of our recent decision to offer on-line and professional services;

         o implement and manage new distribution channels to penetrate different and broader markets, including the market for intranet software products;

         o manage an increasing number of complex relationships with customers, co-marketers and other third parties; and

         o        raise additional capital.

         We cannot be certain that our systems, procedures or controls will be adequate to support our current or future operations or that our management will be able to manage the expansion, raise sufficient capital and still achieve the rapid execution necessary to exploit fully the market for our products and services. Failure to manage our growth effectively could harm our business.

Due to our small size, limited operations and the difficulty of hiring personnel
in  our  industry,   any  future   acquisitions  could  strain  our  managerial,
operational and financial resources.

         In the future we may make acquisitions of, or large investments in, businesses that offer products, services and technologies that we believe would help us better provide e-business web site and intranet site building software and services to businesses, such as the acquisition of Sitematic in October 1999. Any future acquisitions or investments would present risks such as difficulty in combining the technology, operations or workforce of the acquired business with our own, disruption of our ongoing businesses and difficulty in realizing the anticipated financial or strategic benefits of the transaction.

         To make these acquisitions or large investments we might use cash, common stock or a combination of cash and common stock. If we use common stock, these acquisitions could further dilute existing stockholders. Amortization of goodwill or other intangible assets resulting from acquisitions could materially impair our operating results and financial condition. Furthermore, there can be no assurance that we would be able to obtain acquisition financing, or that any acquisition, if consummated, would be smoothly integrated into our business. If we make acquisitions or large investments and are unable to surmount these risks, our business could be harmed, our revenues could decrease and our stock price could fall.

We may become subject to burdensome government regulation and legal uncertainties in areas including network security, encryption and privacy, among others, because we conduct electronic commerce and provide information and services over the Internet.

         We are not currently subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses, although specific U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted in the United States and abroad with particular applicability to the Internet. It is possible that governments will enact legislation that may apply to us in areas such as network security, encryption, the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, content, taxation, defamation and personal privacy is uncertain. Any new legislation or regulation or governmental enforcement of existing regulations may limit the growth of the Internet, increase our cost of doing business or increase our legal exposure, any of which could cause our revenues to decrease and our stock price to fall.

A governmental body could impose sales and other taxes on the sale of our products, license of our technology or provision of services, which would harm our financial condition.

         We currently do not collect sales or similar taxes with respect to the sale of products, license of technology or provision of services in states and countries other than states in which we have offices. In October 1998, the Internet Tax Freedom Act, or ITFA, was signed into law. Among other things, the ITFA imposes a three-year moratorium on discriminatory taxes on e-commerce. Nonetheless, foreign countries, or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in on-line commerce within their jurisdictions. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the sale of products, license of technology or provision of services or remit payment of sales or other taxes for prior periods, could hurt our business.

Our stock price might have wide fluctuations, and Internet-related stocks have been particularly volatile.

         The market price of our common stock is highly volatile and subject to wide fluctuations. Recently, the stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock.

                                 USE OF PROCEEDS

         All net proceeds from the sale of the shares of common stock will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from sales of their shares by the selling stockholders.

                                 DIVIDEND POLICY

         We have never declared or paid cash dividends on our stock. We currently anticipate that we will retain all of our future earnings, if any, for use in the expansion and operations of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected historical consolidated financial data presented below are derived from our consolidated financial statements. The financial statements as of and for the fiscal years ended September 30, 1997, 1998 and 1999, have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The financial statements as of September 30, 1996 and for the period from November 21, 1995 (inception) to September 30, 1996, have been audited by other auditors and are not included herein. The selected historical consolidated financial data as of and for the six month periods ended March 31, 1999 and 2000 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus, that include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for this period. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and our consolidated financial statements, and the related notes thereto, included elsewhere in this prospectus. The operating results for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

                                      Period from                       Year Ended                         Six Months Ended
                                      inception to                     September 30,                            March 31,
                                      September 30,    --------------------------------------------    ----------------------------
                                          1996             1997             1998            1999           1999              2000
                                       ------------    ------------    ------------    ------------    ------------    ------------
Consolidated Statement of  Operations                      (In thousands, except per share data)              (Unaudited)
Data:

Revenues:
   Software license fees ...........   $       --      $      7,392    $      9,703    $     13,566    $      5,545    $     12,465
   Service revenues ................           --              --              --             2,178             630           2,199
   Software license fees from IBM ..           --               175           2,700           3,689           2,335           3,539
   Service revenues from IBM .......           --              --             2,867           2,782           2,733            --
                                       ------------    ------------    ------------    ------------    ------------    ------------
       Total revenues ..............           --             7,567          15,270          22,215          11,243          18,133

Cost of revenues:
   Software license fees ...........           --               772           2,531           1,817             948           1,383
   Service revenues ................           --              --              --             2,295             724           3,071
   IBM service revenues ............           --              --             2,562           2,113           2,092            --
                                       ------------    ------------    ------------    ------------    ------------    ------------
       Total cost of revenues ......           --               772           5,093           6,225           3,764           4,454
       Gross profit ................           --             6,795          10,177          15,990           7,479          13,679

Operating expenses:
   Sales and marketing .............          2,998          12,161          17,114          18,800           9,026          14,962
   Research and development ........          2,765           8,436          10,231           9,358           3,985           6,389
   General and administrative ......            978           3,762           3,575           4,314           1,966           2,707
   Amortization of intangible
     assets ........................           --              --              --              --              --             4,033

   Stock-based compensation(3) .....           --              --               227             559             170             350
                                       ------------    ------------    ------------    ------------    ------------    ------------
       Total operating expenses ....          6,741          24,359          31,147          33,031          15,147          28,441

Operating loss .....................         (6,741)        (17,564)        (20,970)        (17,041)         (7,668)        (14,762)
Interest income (expense) ..........             46            (234)         (1,194)           (715)         (1,124)            650
Accretion of discount on debt ......           --              --              --            (1,653)           (599)           --
Interest charge on beneficial
   conversion feature of
   convertible debt (1) ............           --              --              --            (7,457)         (7,457)           --
                                       ------------    ------------    ------------    ------------    ------------    ------------
       Loss before income taxes ....         (6,695)        (17,798)        (22,164)        (26,866)        (16,848)        (14,112)
                                       ------------    ------------    ------------    ------------    ------------    ------------
Income taxes .......................           --                 1              60              44               2              24
Net loss ...........................   $     (6,695)   $    (17,799)   $    (22,224)   $    (26,910)   $    (16,850)   $    (14,136)

Translation adjustment .............           --              --              --               (30)           --               (20)
Comprehensive loss .................   $     (6,695)   $    (17,799)   $    (22,224)   $    (26,940)   $    (16,850)   $    (14,156)
Basic and diluted net loss per
   share ...........................   $      (4.10)   $     (10.45)   $     (12.26)   $      (2.40)   $      (8.33)   $      (0.52)
Shares used to compute basic and
diluted net loss per share
(in thousands)(2)...................          1,634           1,703           1,812          11,215           2,023           27,299

                                                                 14

                                                                                              Six Months Ended
                                                         September 30,                           March 31,
                                         --------------------------------------------    -------------------------
                                           1996        1997        1998        1999       1999           2000
                                         --------    --------    --------    --------    ---------     --------
                                                         (In thousands)                        (Unaudited)
Consolidated Balance Sheet Data:
Cash .................................   $  1,090    $    303    $    459    $ 32,954    $   1,816     $ 16,383
Working capital (deficit) ............     (1,749)    (10,116)    (30,229)     34,022      (22,962)      23,264
Short-term borrowings from IBM and
   IBM Credit Corp....................       --          --        20,666        --         22,165         --
Long-term obligations, less current
   portion ...........................        173         633         336          54          212          107
Total assets .........................      2,129       4,605       5,145      42,709        9,158       48,337
Accumulated deficit ..................     (6,695)    (24,494)    (46,718)    (73,628)     (63,568)     (87,764)
Stockholders' equity (deficit) .......     (1,357)     (8,913)    (28,925)     36,172      (31,038)      38,681

(1) Nonrecurring non-cash interest charge based on the difference between the price per share for Series F-2 preferred stock issued to Novell, Inc. and MC Silicon Valley, Inc. and for Series E-2 preferred stock issuable to IBM and another investor upon conversion of convertible notes in accordance with EITF Topic D-60. See note 4 of notes to NetObjects consolidated financial statements for the fiscal year ended September 30, 1999.

(2) Does not include the effect of outstanding shares of convertible preferred stock for the years ended September 30, 1996, 1997 and 1998, shares from the assumed conversion of convertible notes for the year ended September 30, 1998, and shares issuable upon the exercise of stock options and warrants, for all year ends presented that are considered anti-dilutive pursuant to SFAS No. 128. For an explanation of basic and diluted net loss per share applicable to common stockholders and the number of shares used to compute basic and diluted net loss per share applicable to common stockholders, see note 2 of the notes to the NetObjects consolidated annual financial statements, for the year ended September 30, 1999.

(3) Amortization of deferred employee stock-based compensation combined with the expense associated with stock options granted to non-employees, relates to cost of revenues, research and development, sales and marketing and general and administrative expenses as disclosed in Note 11 and Note 5 of the notes to NetObjects consolidated financial statements for the fiscal years ended September 30, 1998 and 1999 and for the six month periods ended March 31, 1999 and 2000, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         We provide both online and software solutions that enable small businesses to build, deploy and maintain Internet web sites and applications to conduct e-business and enable large enterprises to create and maintain corporate websites. For fiscal 2000, our revenues are derived principally from license fees from our software products and, to a lesser extent, from fees on a range of services complementing these products. For small business and other customers we license NetObjects Fusion and offer online services. Our online business, announced in the quarter ended December 31, 1999 and branded GoBizGo, was established with the acquisition of Sitematic in October 1999. We derived limited revenues from online services in the six months ended March 31, 2000. For enterprise customers we license NetObjects Fusion and NetObjects Collage. In fiscal year 1999, we began providing training, consulting and design services to large enterprise customers for creating corporate websites.

         We recognize revenues from software license fees upon delivery of our software products to our customers, net of allowances for estimated returns and price protection, as long as we have no significant obligations remaining, and we believe that collection of the resulting receivable is probable. We provide most distributors of our software products with rights of return and record an allowance for estimated future returns based upon our historical experience with product returns by those distributors. Software license fees earned from products bundled with OEM resellers are recognized either upfront, if the OEM vendor commits to a quantity and a fixed price with no right of return or, if the volumes are not committed, when the OEM reseller ships the bundled products to its customers. We recognize service revenues as services are rendered, or, if applicable, using the percentage-of-completion method. We defer recognition of maintenance revenues, paid primarily for support and upgrades, upon receipt of payment and recognize the related revenues ratably over the term of the contract, which typically is 12 months. These payments generally are made in advance and are nonrefundable.

         We earn revenues from software license fees through direct licenses to enterprises, through important strategic relationships such as our relationships with our indirect distribution channel. Professional services and maintenance are typically sold through our direct sales organization. Most of our software license fees to date have come from licenses to our indirect distribution channel, expecially our OEM resellers. We expect our revenues from license fees derived from our direct, or enterprise, sales channel to increase as a percentage of our total revenues as our direct sales organization grows in size. We derive our international revenues primarily through our indirect distribution channel.

         We acquired Sitematic in October 1999 in order to offer on-line website building and hosting capabilities to small businesses. In December 1999, we combined our existing online resources with the Sitematic offering and launched

GoBizGo.com. These combined services include website building software, e-mail list management for communicating with customers, domain name and search engine registration, auction export, relevant content information for building and maintaining an e-business online, and web hosting services. Currently, our online business has two sources of revenue: Subscriptions for web-hosting services provided directly to small businesses; and fees charged to our GoBizGo business "partners" for establishing co-branded sites. The Sitematic acquisition increased our operating expenses incrementally by slightly less than 10% above pre-acquisition levels. We are incurring additional related expenses as we shift some of our existing staff to support GoBizGo and to build infrastructure to maintain and grow our online services. They will increase our cost of revenue over time. Revenues from our online services business have represented approximately 2% of total revenues for the period since October, 1999.

         In April 1997, IBM acquired approximately 80% of our outstanding stock from existing investors. Under the terms of a 10-year license agreement with IBM, we granted IBM rights to market and sell some of our products to its customers for 10 years in exchange for nonrefundable cash prepayments totaling $10.5 million between April 1997 and December 31, 1998. We requested and received the full amount of these prepayments between April and December 1997. These prepayments were reflected as deferred revenues from IBM on our balance sheet. By June 1999, IBM had sold sufficient quantities of licenses, and purchased services from NetObjects to fully utilize this $10.5 million prepayment. In the three months ended December 31, 1997, IBM began reselling our products, and in the three months ended March 31, 1998, we began providing services to IBM to make our products compatible with and to integrate them with IBM's WebSphere products. This services contract with IBM expired on February 28, 1999. Due, in part, to the expiration of this contract, our total revenues from IBM were substantially lower during the second half of fiscal year 1999 compared to the first six months of the year when they represented 45.1% of total revenues. During the first half of fiscal year 2000, our revenues from IBM represented approximately 19.5% of our total revenues for the period. We believe that our revenues from IBM may fluctuate significantly from quarter to quarter. Please refer to "Risk Factors--Our Relationship with International Business Machines Corporation, or IBM, has changed substantially over time. While IBM controls us, it is under no obligation to continue any business relationships with us, and IBM is allowed to compete with us or act in a manner that is disadvantageous to us"

         In March 2000, we commenced commercial shipments of NetObjects Collage, an integrated platform for the management of enterprise web applications. NetObjects Collage provides an integrated platform that combines collaboration with content management, enterprise integration, and dynamic application services.

         We  provide  professional   services  to  help  our  customers  install
NetObjects Collage and to train their personnel in the use and maintenance of corporate websites with this product.

         We have incurred substantial net losses in each fiscal period since our inception and, as of March 31, 2000, had an accumulated deficit of $87.8 million. Such net losses and accumulated deficit resulted primarily from the significant costs incurred in the development of our products, establishing brand identity, marketing organization, domestic and international sales channels, and general and administrative infrastructure. We intend to increase our expenditures in all of these areas, particularly for research and development and sales and marketing.

         Our future operating results must be considered in light of our limited operating history and the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in rapidly evolving markets such as the market for web site building software and services.

         To achieve our business objectives we need to do the following:

         o        Increase   substantially   our  revenues  from  our  principal
                  software products, NetObjects Fusion and NetObjects Collage;

         o        Continue to develop successfully new versions of our products;

         o Continue to be a leading provider of e-business software for building websites and enterprise web applications;

         o Respond quickly and effectively to competitive, market, and technological developments;

         o        Expand our professional services business;

         o        Expand our online services business;

         o        Control expenses;

         o Continue to attract, train, and retain qualified personnel in the competitive software industry; and

         o        Maintain    existing    relationships    and   establish   new
                  relationships with leading internet hardware and software companies, such as our existing OEM resellers

         There can be no assurance that we will achieve or sustain profitability. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenues in relation to expectations would cause significant declines in operating results.

         Due to the foregoing factors, we believe that period to period comparisons of historical operating results should not be relied upon as an indication of future performance. Also, operating results may fall below our expectations or the expectations of securities analysts or investors in some future quarter and our stock price may decline substantially.

                  [Remainder of page intentionally left blank]

Results of Operations

         The following table sets forth financial data for the periods indicated
as a percentage of total revenues:
                                                             Year ended                   Six Months Ended       Three  Months Ended
                                                            September 30,                    March 31,                 March 31,
                                               ------------------------------------    ----------------------    -------------------
                                                 1997         1998           1999         1999       2000          1999      2000
                                               --------     --------       --------     --------   --------      --------  --------
(unaudited) (unaudited)
Revenues:
   Software license fees                            98%         64%           61%          49%        69%           52%       67%
   Service revenues                               --          --              10            6         12             8        11
   Software license fees from IBM                    2          17            17           21         20            18        22
   Service revenues from IBM                      --            19            12           24       --              22      --
                                               --------     --------       --------     --------   --------      --------  --------
       Total revenues                              100         100           100          100        100           100       100

Cost of revenues:
   Software license fees                            10          16             8            8          8             8         8
   Royalty adjustment                             --          --            --           --         --            --         (14)
   Service revenues                               --          --              10            6         17            10        18
   Service revenues from IBM                      --            17            10           19       --              12      --
                                               --------     --------       --------     --------   --------      --------  --------
       Total cost of revenues                       10          33            28           33         25            30        12
                                               --------     --------       --------     --------   --------      --------  --------
Gross profit                                        90          67            72           67         75            70        88
                                               --------     --------       --------     --------   --------      --------  --------

Operating expenses:
   Sales and marketing                             161         112            85           80         83            82        88
   Research and development                        111          67            42           35         35            32        31
   General and administrative                       50          23            19           17         15            19        13
   Amortization of intangible assets              --          --            --           --           22          --          20
   Stock-based compensation                       --             2             3            2          2             1         2
                                               --------     --------       --------     --------   --------      --------  --------
       Total operating expenses                    322         204           149          135        157           134       154
                                               --------     --------       --------     --------   --------      --------  --------
Operating loss                                    (232)       (137)          (77)         (68)       (81)          (64)      (66)

   Interest income (expense)                        (3)         (8)           (3)         (10)         4           (11)        3


   Accretion of discount on debt                  --          --              (8)          (5)      --              (7)     --
   Interest on beneficial conversion feature
     of convertible debt                          --          --             (34)         (66)      --             (65)     --
              Loss before income taxes            --          --            --           (150)       (78)         --        --
                                               --------     --------       --------     --------   --------      --------  --------
   Income taxes                                   --          --            --           --         --            --        --
                                               --------     --------       --------     --------   --------      --------  --------

   Net loss                                       (235%)      (145%)        (121%)       (150%)      (78%)         (147%)     (63%)
                                               ========     ========       ========     ========   ========      ========  ========
   Translation Adjustment                         --          --            (0.1)        --         --            --        --
                                               ========     ========       ========     ========   ========      ========  ========
   Comprehensive Loss                             (235%)      (145%)        (121.1%)     (150%)      (78%)         (147%)     (63%)
                                               ========     ========       ========     ========   ========      ========  ========


Six Months Ended March 31, 2000 and 1999

         Revenues. Total revenues were approximately $18.1 million and approximately $11.2 million, respectively, for the six months ended March 31, 2000 and 1999. The 61% year-over-year increase resulted primarily from additional OEM reseller agreements, in which our Fusion products and related intellectual property were bundled with products offered by our partners, such as IBM, Lotus, Concentric, United Internet and Novell. In addition, we experienced substantial growth in our enterprise business, which consists of licenses of our enterprise products, NetObjects Authoring Server and NetObjects Collage, and from the same period in the previous fiscal year. This growth reflected the expansion of our sales organization, increasing market acceptance of our enterprise solutions and the introduction of NetObjects Collage in late March 2000.

         For the six months ended March 31, 2000 and 1999, international revenues were $6.8 million and $1.8 million or 38% and 16% of total revenues, respectively. The substantial increase resulted primarily from new OEM arrangements with internet service providers, or ISPs, in Germany, like United Internet, and the generation of revenues from our professional services business.

         IBM software license fees for the six months ended March 31, 2000 and 1999 were $3.5 million and $2.3 million, respectively. New NetObjects Fusion product bundling agreements accounted for $3.0 million of revenues during the most recent six month period, and the remaining $0.5 million was attributable to license fees from previous bundling arrangements.

         We have not earned significant revenues from services to IBM since our WebSphere development services contract expired in the quarter ended March 31, 1999. We do not anticipate additional service revenue from IBM in the forseeable future.

         Cost of Revenues. Our cost of software license fees includes the cost of product media, duplication, manuals, packaging materials, shipping, technology licensed to us and fees paid to third-party vendors for order fulfillment, and was approximately $1.4 million and $0.9 million for the six months ended March 31, 2000 and 1999, respectively.

         During the first quarter of fiscal 2000, we began shipping NetObjects Fusion 5.0 with an offer of 12 months of free web hosting services and entered into an agreement with a leading Internet service provider to deliver those services. Under the original terms of the agreement, we paid royalties to the Internet service provider for web hosting services when Fusion 5.0 was shipped to the customer. During the first quarter of fiscal 2000, the entire amount due under the contract for these hosting services, which expires in December 2001, was accounted for as a cost of revenues. In the second quarter of fiscal 2000, the contract was amended so that royalties for hosting services are due to the service provider only when the end user registers for the hosting service, or, up to the minimum committed amount as specified in the agreement. As a result, in the quarter ended March 31, 2000, we reversed the cost of software licenses that were expensed in the previous quarter, and recorded it as prepaid expense. This prepaid expense is being amortized to cost of revenues on the basis of end-user registration with the hosting ISP.

         Our cost of services increased to $3.1 million in the six months ended March 31, 2000 from $0.7 million in the six months ended March 31, 1999. The increase corresponded to the revenue growth in services and our continued investment in hiring and training professional services personnel.

         Cost of service revenues for IBM was $2.1 million for the six months ended March 31, 1999. We have not provided services to IBM since the expiration of our WebSphere development services contract in February 1999.

         Overall, gross margin for the six months ended March 31, 2000 was 75% versus 67% for the six months ended March 31, 1999. The increase in gross margin reflects our higher percentage of total revenue from software licenses as compared to the previous period.

         Sales and Marketing. Our sales and marketing expenses consist primarily of salaries, commissions, consulting fees, tradeshow expenses, advertising, marketing materials and the cost of customer service operations. We intend to continue to increase staff in our enterprise sales organization and to expand our aggressive brand building and marketing campaign. Therefore, we expect sales and marketing expenses to continue to increase. Sales and marketing expenses, were approximately $15.0 million and $9.0 million for the six months ended March 31, 2000 and 1999, respectively, representing 83% and 80%, respectively, of total revenues for each period. The increased amount resulted primarily from personnel growth in our enterprise division, increased co-op fees with our European customers, increased sales commissions, and costs related to the continued development and implementation of our branding and marketing campaigns.

         Research and Development. Our research and development expenses consist primarily of salaries and consulting fees to support product development. To date, we have expensed all research and development costs as we have incurred them because we generally establish the technological feasibility of our products upon completion of a working model. We have not yet incurred significant costs between the date of completion of a working model and the date of general release of a product. We believe that continued investment in research and development is critical to attain our strategic objectives and, as a result, we expect research and development expenses to continue to increase in dollar amounts from current levels. Research and development expenses were approximately $6.4 million and $4.0 million for the six months ended March 31, 2000 and 1999, respectively, representing approximately 35% of total revenues in each period. The increase in research and development expenses was due to increased costs associated with the development and release of Fusion 5.0 and NetObjects Collage during the period, as well as expenses incurred for future product development.

         General and Administrative. Our general and administrative expenses consist primarily of salaries and fees for professional services. We expect general and administrative expenses to increase as we expand our staff and incur additional costs related to growth of our business. General and administrative expenses were approximately $2.7 and $2.0 for the six months ended March 31, 2000 and 1999, respectively, representing approximately 15% and 17%, respectively, of total revenues for each period. The increased amount resulted primarily from additional personnel and facility expenses related to our growth, and the added cost associated with the financial reporting requirements of a public company.

         Goodwill and amortization. Amortization of goodwill and related intangible assets was $4.1 million and $0 for the six months ended March 31, 2000 and 1999, respectively. Most of the amortization expense relates to the Sitematic acquisition in October 1999.

         Stock-Based Compensation. For the six months ended March 31, 2000 and 1999, we incurred stock-based compensation charges of $0.4 million and $0.2 million, respectively. These stock-based compensation charges are being amortized on an accelerated basis over the vesting period of the options in a manner consistent with Financial Accounting Standards Board (FASB) Interpretation No. 28. Analyses of these charges by expense category have been included in the notes to the financial statements for the respective periods.

         Other Income (Expense). We earned interest income of $0.7 million for the six months ended March 31, 2000. The interest income was the result of the investment of funds obtained at our initial public offering.

         Interest Expense. Interest expense for the six months ended March 31, 1999 consisted primarily of interest on our borrowings and amounted to approximately $1.1 million. In addition, we recognized an interest charge of approximately $7.5 million on convertible debt to IBM and a related party, and recognized an accretion of discount on debt to IBM of approximately $0.6 million for the six months ended March 31, 1999.

         Income taxes. We have had a net operating loss for each period since our inception through March 31, 2000. Our accumulated deficit through this period is approximately $87.8 million. We recorded an income tax provision of approximately $24,000 in the six months ended March 31, 2000 related to our international operations.

         Translation Adjustment. The functional currency our foreign subsidiary is its local currency. Adjustments arising from the translation of the subsidiary financial statements are reflected as a separate component of stockholder's equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

Three Months Ended March 31, 2000 and 1999

         Revenues. Total revenues increased to approximately $10.2 million from approximately $5.6 million for the three months ended March 31, 2000 and 1999, respectively. The increase of 81% year over year was primarily due to growth of our domestic and international partner agreements, in which our Fusion products and related intellectual property were bundled with products offered by our partners, as well as growth of license sales to IBM. In addition, our enterprise business, which is comprised of license and service offerings, grew substantially from the same period in the previous fiscal year, due to continued expansion of our sales organization and new product introductions.

         For the three months ended March 31, 2000 and 1999, international revenues were $4.0 million and $0.9 million or 40% and 15% of total revenues, respectively. The increase in the amount of international revenues from the comparable quarter in the last fiscal year resulted mainly from new OEM arrangements with Internet Service Providers (ISP) in Europe and the generation of revenues from our professional services business.

         IBM software license fees for the three months ended March 31, 2000 and 1999 were $2.3 million and $1.0 million, respectively. The increase was due to increased purchases of NetObjects Fusion 5.0 to bundle with one of their product offerings.

         In the current quarter, we had no IBM revenue from services as compared to approximately $1.2 million in the quarter ended March 31, 1999. Our contract to provide services to IBM ended in the second quarter of fiscal 1999. We do not anticipate additional service revenue from IBM in the future.

         Cost of Revenues. We recorded a $0.8 million cost of software license fees for the three months ended March 31, 2000 as compared to $0.5 million cost incurred for the three months ended March 31, 1999. In addition we had a royalty adjustment of negative $1.4 million caused by a contract amendment change, which is described in the section "Six months ended March 31, 2000 and 1999" under "Cost of Revenues".

         Our cost of services increased to $1.8 million from $0.5 million in the three months ended March 31, 2000 and 1999, respectively. The increase was driven by the revenue growth in services and our continued investment in staffing to handle future growth.

         Gross margins for the three months ended March 31, 2000 were 88% versus 70% for the three months ended March 31, 1999. Most of the increase in gross margin was due to the reversal of the cost of software license fees that we recorded during the previous quarter under an agreement with a leading Internet service provider.

         Sales and Marketing. Sales and marketing expenses were approximately $9.0 million and $4.6 million for the three months ended March 31, 2000 and 1999, respectively, representing 89% and 82%, respectively, of total revenues for each period. The increased amount resulted primarily from personnel growth in our enterprise division, increased co-op fees paid to our European customers, increased sales commissions, and costs related to the continued development and implementation of our branding and marketing campaigns.

         Research and Development. Research and development expenses were approximately $3.2 million and $1.8 million for the three months ended March 31, 2000 and 1999, respectively, representing approximately 31% and 32%, respectively, of total revenues for each period. The increase in research and development expenses was due to higher staffing levels than the previous period, costs associated with the release of NetObjects Collage, and the costs of ongoing product development.

         General and Administrative. General and administrative expenses were approximately $1.3 and $1.1 for the three months ended March 31, 2000 and 1999, respectively, representing approximately 13% and 19%, respectively, of total revenues for each period.

         Amortization of Intangible Assets. Amortization of goodwill and related intangible assets increased to $2.1 million from $0 for the three months ended March 31, 2000 and 1999, respectively. The change was predominately attributable to the purchase of Sitematic Corporation in October 1999.

         Stock-Based Compensation. For both three-month periods ended March 31, 2000 and 1999, we incurred stock-based compensation charges of approximately $0.1 million. These stock-based compensation charges are being amortized on an accelerated basis over the vesting period of the options in a manner consistent with Financial Accounting Standards Board (FASB) Interpretation No. 28.

         Other Income (Expense). We earned interest income of $0.3 million for the three months ended March 31, 2000. The interest income was the result of the investment of funds obtained at our initial public offering ("IPO").

         Interest expense for the three months ended March 31, 1999 consisted primarily of interest on our borrowings and amounted to approximately $0.6 million. In addition, we recognized an interest charge of approximately $3.7 million on convertible debt to IBM and a related party, and recognized an accretion of discount on debt to IBM of approximately $0.4 million for the three months ended March 31, 1999.

         Income Taxes. We recorded an income tax provision of approximately $12,000 in the three months ended March 31, 2000 for our international operations.

         Translation  Adjustment.  The  functional  currency  of  the  Company's foreign subsidiary is its local currency. Adjustments arising from the translation of the subsidiary financial statements are reflected as a separate component of stockholder's equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

Years Ended September 30, 1999 and 1998

         Revenues. Total revenues increased to $22.2 million for the year ended September 30, 1999 from $15.3 million for the year ended September 30, 1998. The increase was attributable to additional license fees for NetObjects Fusion, the introduction of NetObjects Authoring Server, and related services. Our software license revenues were $17.3 million and $12.4 million for the years ended September 30, 1999 and 1998, respectively. Software license revenue from IBM was $3.7 million and $2.7 million, respectively, for the two fiscal years.

         For the fiscal year ended September 30, 1999 services revenues were approximately $5.0 million, compared to $2.9 million for the year ended September 30, 1998. Of these amounts, $2.8 million represented services provided to IBM in fiscal 1999. The remaining $2.2 million in fiscal 1999 was derived from our newly formed professional services group.

         International sales of software licenses grew steadily over the same period, increasing to $4.5 million in fiscal 1999 from $2.5 million in fiscal 1998. Increased international sales resulted primarily from increased licenses of NetObjects Fusion through our distributors in Europe. Total international revenues, which include the sale of software licenses and services, were 23% and 16% of total revenues for the fiscal years ended September 30, 1999 and 1998, respectively.

         Revenues from IBM were 29% and 36% of total revenues for the fiscal years ended September 30, 1999, and 1998, respectively. Service revenue from IBM declined slightly with the expiration of the WebSphere contract. IBM license fees increased by 37% over the entire period, primarily during the first half of the year.

         Cost of Revenues. The cost of software license fees was approximately $1.8 million and $2.5 million for the years ended September 30, 1999 and 1998, respectively, representing approximately 8% and 17%, respectively, of total revenues. The improvement in percentage terms from fiscal 1998 to fiscal 1999 resulted primarily from better inventory management, more favorable freight contract terms, and a better sales channel mix.

         The cost of service for our new professional services group was $2.3 million, with a gross margin of (-5%). The loss reflected our initial startup costs for this business in its first year of operation.

         Cost of revenues from the sale of services to IBM and affiliates was approximately $2.1 million and $2.6 million for the years ended September 30, 1999 and 1998, respectively.

         Overall our gross margin improved from 67% for the year ended September 30, 1998 to 72% for the year ended September 30, 1999.

         Sales and Marketing. Our sales and marketing expenses were approximately $18.8 million and $17.1 million for the years ended September 30,
1999  and  1998,   respectively,
representing approximately 85% and 112% respectively, of total revenues. The increased expenses in fiscal 1999 resulted primarily from growth in the number of sales personnel, increased sales commissions and costs related to the continued development and implementation of our branding and marketing campaigns. The decrease in percentage terms occurred as revenues grew at a faster rate than expenses.

         Research and Development. Our research and development expenses were approximately $9.4 million and $10.2 million for the years ended September 30, 1999 and 1998, respectively, which was 42% and 67% respectively, of total revenues. The decrease in percentage terms occurred as revenues grew at a faster rate than expenses. The savings were achieved through reductions in contractor costs and selective staffing reductions.

         General and Administrative. Our general and administrative expenses were approximately $4.3 million and $3.6 million for the years ended September 30, 1999 and 1998, respectively, representing approximately 19% and 23% respectively, of total revenues. The decrease in percentage terms occurred as revenues grew at a faster rate than expenses. The increase in expenses in fiscal 1999 resulted primarily from hiring additional personnel and related personnel expenses, as well as increased professional fees needed to operate a public company.

         Stock-Based Compensation. For the twelve month periods ended September 30, 2000 and 1999, we incurred stock-based compensation charges of approximately $0.6 million and $0.2 million respectively. These stock-based compensation charges are being amortized on an accelerated basis over the vesting period of the options in a manner consistent with Financial Accounting Standards Board
(FASB) Interpretation No. 28. Analyses of these charges by expense category have been included in the notes to the financial statements for the respective periods.

         Interest expense. Interest expense was $0.7 million and $1.2 million for the years ended September 30, 1999 and 1998, respectively. In fiscal 1999, we recorded a charge to earnings of $9.1 million, compared to $0.2 in fiscal 1998. Of this amount, approximately $7.5 million was recognized in connection with the "in-the-money" convertible notes totaling $10.9 million that we issued to IBM and Perseus Capital LLC during October 1998, and was recorded as interest expense in accordance with EITF Topic D-60 for the fiscal year ended September 30, 1999. The remaining $1.6 million charge recorded during fiscal 1999 was an accretion of discount resulting from Series E-2 and Series F warrants issued in connection with loans obtained from IBM, IBM Credit Corp, and Perseus Capital LLC in fiscal 1999. The value of the attached warrants, and the resulting interest expense was determined using a Black-Scholes option pricing model. We recorded $200,000 in charges during fiscal 1998.

Years Ended September 30, 1998 and 1997

         Revenues. Our total revenues increased to approximately $15.3 million from $7.6 million for the fiscal years ended September 30, 1998 and 1997, respectively. The increase was due primarily to growing market acceptance of our products and $2.9 million of WebSphere services revenues. None of the increase was due to product price increases, although we introduced NetObjects TeamFusion in 1998, which had a higher sales price than our previous products. In August 1997, we reduced the price of NetObjects Fusion from a suggested retail price of $495 to $295, and provided credits for unsold inventory to many of our distributors and other resellers, thereby reducing revenues from software license fees for the three months ended September 30, 1997 to a lower amount than in the preceding quarter. Although the price reduction of NetObjects Fusion resulted in reduced revenues during the three months ended September 30, 1997, the increased sales volume in subsequent periods more than offset this price reduction.

         Our international revenues were approximately 16% and 15% of total revenues for the fiscal years ended September 30, 1998 and 1997, respectively. The increase in international revenues was due in part to the expansion of the indirect sales channel in Europe as well as the initiation of our master distributor agreement with Mitsubishi, which also invested in us in November 1998, to manufacture and sell our products in Japan. We have not been exposed to significant foreign currency translation and transaction exposure from our operations in fiscal 1998 and 1997.

         Our revenues from IBM were approximately 36% and 2% of total revenues for the fiscal years ended September 30, 1998 and 1997, respectively. The increased revenues from IBM were generated primarily from our product bundles with Lotus Designer for Domino and our provision of WebSphere services beginning in March 1998.

         Under our original agreement with IBM with respect to IBM's WebSphere offerings, we were obligated to deliver modified versions of NetObjects Fusion, NetObjects ScriptBuilder and NetObjects Authoring Server. We anticipated that all three products would be bundled with IBM's WebSphere product offerings. In that event, the agreement provided for IBM to pay us license fees for each of the listed products with a minimum total amount committed to us. Most of the license fees would have been due for NetObjects Authoring Server, which is our highest priced product. In October 1998, however, IBM purchased all rights to Build IT from Wallop, Inc., and decided to bundle that product instead of NetObjects Authoring Server. We therefore amended our IBM license agreement to provide for revenues from charges for our services based on the amount of our costs and expenses instead of the minimum total amount of license fees. As a result of the agreement and IBM's decision not to bundle NetObjects Authoring Server, we expect to earn less revenues from our WebSphere agreement with IBM than we had expected to earn and will need to find other revenue sources.

         Cost of revenues. Our cost of software license fees was approximately $2.5 million and $772,000 for the fiscal years ended September 30, 1998 and 1997, respectively, representing approximately 26% and 10% respectively, of total revenues from sources other than IBM. Approximately $1 million of the increase can be attributed to increased production and freight costs partially driven by volume increases in 1998 over 1997. In addition, royalty costs grew by approximately $300,000 due to our increased bundling of third party components and products within NetObjects Fusion and NetObjects TeamFusion. Finally, approximately $400,000 of the increase was due to write-offs of product inventory made obsolete by new product releases. Cost of IBM service revenues consists solely of the costs of providing WebSphere services.

         Sales and marketing. Our sales and marketing expenses were approximately $17.1 million and $12.2 million for the fiscal years ended September 30, 1998 and 1997, respectively, representing approximately 112% and 161% respectively, of total revenues. Approximately $2.9 million of the increase resulted from salary and associated overhead expense increases for additional personnel. Most of the remaining $2.1 million represented additional spending in marketing communications to increase market awareness of the NetObjects brand and products. The decrease in percentage terms occurred as revenues grew at a faster rate than expenses.

         Research and development. Our research and development expenses were approximately $10.2 million and $8.4 million for the fiscal years ended September 30, 1998 and 1997, respectively, and 67% and 111% respectively, of total revenues. The increase in fiscal 1998 resulted primarily from increases in internal development personnel and independent contractor expenses. The decrease in percentage terms occurred as revenues grew at a faster rate than expenses.

         General and administrative. Our general and administrative expenses were approximately $3.6 million and $3.8 million for the fiscal years ended September 30, 1998 and 1997, respectively, representing approximately 23% and 50% respectively, of total revenues.

Total general and administrative expenses were higher in fiscal year 1997 than in fiscal year 1998 principally because of costs incurred in connection with IBM's acquisition of approximately 80% of our stock in fiscal 1997, including approximately $300,000 in professional fees. The decrease in percentage terms occurred as revenues grew at a faster rate than expenses.

         Stock-based compensation. We amortized approximately $227,000 of the total deferred stock-based compensation in fiscal year 1998.

         Interest expense. Our interest expense consisted primarily of interest on our borrowings and increased to approximately $1.2 million from $234,000 for the fiscal years ended September 30, 1998 and 1997, respectively, as we increased our borrowings during fiscal year 1998. Fiscal year 1998 interest expense included $201,000 for the Series F preferred stock warrants issued to IBM Credit Corp.

Quarterly Results of Operations

         The following table sets forth certain unaudited quarterly results of operations data for the six quarters ended March 31, 2000. We believe that this information has been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with our audited consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this prospectus.


         The operating results for any quarter are not necessarily indicative of the operating results for any future period:

                               Dec. 31,     Mar. 31,     June 30,     Sept. 30,    Dec. 31,     Mar. 31,
                                 1998         1999         1999         1999         1999         2000
                               --------     --------     --------     --------     --------     --------
Revenues:
   Software license fees ....  $  2,622     $  2,923     $  3,452     $  4,569     $  5,662     $  6,803
   Service revenues .........       190          440          685          563          959        1,170
   Software license fees
     from IBM ...............     1,318        1,017          980          374        1,288        2,251
   Service revenues from IBM      1,487        1,246           50         --           --           --
     Total revenues .........     5,617        5,626        5,167        5,806        7,909       10,224

  Cost of revenues:
   Software license fees ....       495          453          487          383        1,962         (579)
   Service revenues .........       184          540          820          751        1,225        1,846
   IBM service revenues .....     1,404          688           21         --           --           --
     Total cost of revenues .     2,083        1,681        1,328        1,134        3,187        1,267
  Gross profit ..............     3,534        3,945        3,839        4,672        4,722        8,957

  Operating expenses:
   Sales and marketing ......     4,430        4,596        4,968        4,806        5,947        9,015
   Research and development .     2,204        1,781        2,347        3,026        3,229        3,160
   General and administrative       894        1,072        1,032        1,315        1,384        1,323
   Amortization of
     intangible assets ......      --           --           --           --          2,016        2,017
   Stock-based compensation .       100           70          234          155          206          144
     Total operating expenses     7,628        7,519        8,581        9,302       12,782       15,659
Operating loss ..............    (4,094)      (3,574)      (4,742)    $ (4,630)      (8,060)      (6,701)
Net other income (expense) ..      (714)      (1,011)         (93)         431          351          276
   Accretion of discount on
     debt to IBM ............      --           --         (1,055)        --           --           --
   Nonrecurring interest
     charge on beneficial
     conversion feature of
     convertible debt .......    (3,792)      (3,665)        --           --           --           --
Net loss ....................  $ (8,600)    $ (8,250)    $ (5,889)    $ (4,199)    $ (7,709)    $ (6,437)
Revenues:
   Software license fees ....        46.7%        52.0%        67%          79%          72%          67%
   Service revenues .........         3.4          7.8         13           15           12           11
   Software license fees
     from IBM ...............        23.4         18.1         19            6           16           22
   Service revenues from IBM         26.5         22.1          1         --           --           --
     Total revenues .........       100.0        100.0        100          100          100          100
Cost of revenues:
   Software license fees ....         8.8          8.1          9            7           25           (6)
   Service revenues .........         3.3          9.6         16           13           15           18
   Service revenues from IBM         25.0         12.2       --           --           --           --
   Total cost of revenues ...        37.1         29.9         26           20           40           12
Gross profit ................        62.9         70.1         74           80           60           88
Operating expenses:
   Research and development .        39.2         31.7         45           52           41           31
   Sales and marketing ......        78.9         81.7         96           83           75           88
   General and administrative        15.9         19.0         20           23           17           13
   Amortization of
     intangible assets ......      --           --           --           --             26           20

   Stock-based compensation .         1.8          1.2          5            3            3            1
     Total operating expenses       135.8        133.6        166          160          162          153
Operating loss ..............       (72.9)       (63.5)       (92)         (80)        (102)         (66)
Net other expense ...........        12.7         18.0         (2)           7            5            3
   Accretion of discount on
     debt to IBM ............      --           --            (20)        --           --           --
   Nonrecurring interest
     charge on beneficial
     conversion feature of
     convertible debt .......        67.5         65.1       --           --           --           --
Net loss ....................      (153.1)%     (146.6)%     (114)%        (72)%        (97)%        (63)%

         Factors Affecting Quarterly Operating Results. Our total revenues fluctuate from quarter to quarter due to many factors, including new product and product upgrade introductions. In addition, we attempt to limit sales of existing products during the months preceding the release of upgraded products in order to reduce returns of the older product from some of our direct and indirect channel resellers. The timing of our recognition of revenues from strategic arrangements with our other OEM resellers has contributed to fluctuations in revenues from quarter to quarter.

         As a result of our limited operating history and the emerging nature of the markets in which we compete, we are unable to forecast accurately our revenues. The success of our business and our revenue growth to date have depended on our ability to create web site building software that appeals to our customers, to update our main product, NetObjects Fusion, with new features and to release and deliver new versions of NetObjects Fusion on time. We need to develop new products in addition to NetObjects Fusion and NetObjects Collage, and to ship the new products on time. Failure to do so will materially affect the amount and timing of future revenues.

         Our expense levels are based in part on our expectations with regard to future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenues shortfall. As a result, any significant shortfall in demand for our products and services relative to our expectations would harm our business and cause our revenues to decrease. Further, as a strategic response to changes in the competitive environment, we may from time to time implement pricing, service or marketing changes that could have a material adverse effect on our business, prospects, financial condition and results of operations. If our revenues continue to grow, however, our continued investment in staffing and the increased cost of licenses and service revenues may reduce our net income overall.

         We  expect  to  experience  significant   fluctuations  in  our  future
quarterly operating results due to a variety of factors, many of which are outside our control, including:

         o the timing and terms of agreements with OEM resellers to bundle NetObjects product offers with their products and services;

         o the expiration of commitments from IBM for software license fees in June 1999 and service revenues in February 1999;

         o the timing of the introduction or enhancement of our products and services and market acceptance of those products and services;

         o a longer sales cycle for products for large enterprise customers and for NetObjects Collage;

         o        competitors'   introductions   of  other   types  of  software
                  products; for example, Microsoft's introduction of Windows 98 adversely impacted our sales temporarily;

         o        the  amount  and  timing  of   operating   costs  and  capital
                  expenditures related to expansion of our business, operations and infrastructure;

         o price reductions by us or our competitors or changes in how their products and services are priced;

         o the mix of distribution channels through which our products are licensed and sold; and

         o the promptness with which sales data are reported to us from third parties.

         In addition to fluctuations in revenues from IBM and other third party distributors, our revenues may become more variable due to factors such as seasonal demand for our products and services, for example, annual reductions in sales in Europe in July and August, costs of litigation and intellectual property protection, technical difficulties with respect to the use of our products, general economic conditions and economic conditions specifically related to businesses dependent upon the Internet. The promptness with which sales data, used in recognizing product royalties, is delivered to us from third parties also may affect quarterly operating results. It often is difficult to forecast the effect these factors, or any combination thereof, would have on our results of operations for any given fiscal quarter. We have used, and expect to continue to use, price promotions to increase the trial, purchase and use of our products, as well as to increase the overall recognition of our brands. The effect of these promotions on revenues in a particular period may be significant and extremely difficult to forecast. Quarterly sales and operating results depend primarily on the volume and timing of orders received in the quarter, both of which are difficult to forecast. We typically recognize a substantial portion of our revenues in the last month of each quarter. Based on the foregoing, we believe that our quarterly revenues, expenses and operating results could vary significantly in the future, and that period-to-period comparisons should not be relied upon as indications of future performance.

         Due to the factors noted above, it is likely that in some future quarters our operating results will fall below the expectations of securities analysts and investors, which would harm our business and might cause our stock price to fall.

Liquidity and Capital Resources

         At March 31, 2000, NetObjects had cash, cash equivalents and short-term investments totaling $16.4 million, a decrease of $16.6 million from September 30, 1999. The decrease was attributable to expenses incurred and cash paid in the Sitematic acquisition as well as to losses from continuing operations.

         Total cash expense for the Sitematic acquisition was approximately $2.0 million, which includes approximately $1.6 million paid to Sitematic preferred stockholders and transaction costs of $0.4 million.

         Net cash used in operating activities was $16.0 million and $15.2 million for the six months ended March 31, 1999 and 1998, respectively. For the period ended March 31, 2000, net cash used in operating activities included an increase in accounts receivable of approximately $5.5 million, due to slower than expected collections, and an increase of approximately $3.4 million in other accrued liabilities due to accruals for future royalties. Adjustments to reconcile net loss to net cash used in operating activities for the period ended December 31, 1999 included amortization of goodwill of approximately $4.0 million related to the Sitematic acquisition. For the period ended March 31,
1999, net cash used in operating activities included a decrease in deferred revenues of approximately $4.6 million, principally due to recognition of prepayments from IBM. Adjustments to reconcile net loss to net cash used in operating activities for the period ended December 31, 1998 included a nonrecurring interest charge of approximately $7.5 million related to convertible debt provided by IBM and Perseus. As of March 31, 2000, the portion of our accounts receivable balance over 90 days increased by approximately $1.0 million from the quarter ended September 30, 1999. The increase resulted primarily from delays in payment of receivables by one international OEM reseller and our major US channel distributor which were returning unsold inventory of

Fusion 4.0 and receiving new shipments of Fusion 5.0.

         Net cash used in investing activities was $6.4 million for the six months ended March 31, 2000 compared to $1.1 million net cash used in investing activities for the six months ended March 31, 1999. The increase resulted in part from the payment of cash in the Sitematic acquisition.

         Net cash provided by financing activities was approximately $2.3 million for the six months ended March 31, 2000 compared to $17.7 million for the six months ended March 31, 1999. Cash provided by financing activities for the six months ended March 31, 2000 consisted primarily of proceeds from the exercise of stock options by employees. Net cash provided by financing activities for the six months ended March 31, 1999 reflected their receipt of proceeds from the issuance of a short-term note to IBM and the issuance of preferred stock, use of proceeds to repay a short-term note to IBM.

         We anticipate moderate growth in our operating expenses for the foreseeable future to execute our business plan, particularly in sales and marketing expenses and to a lesser extent research and development and general and administrative expenses. As a result, we expect our operating expenses, as well as planned capital expenditures, to continue to constitute a material use of our cash resources. In addition, we may require cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that our current cash and cash equivalents are adequate to finance our current level of operations only through September 30, 2000 and for some period thereafter, depending upon several factors, including the impact of a change in our rate of growth, the effect of any acquisitions that we may do and the length of our accounts receivable collections cycle. During the next two quarters we intend to raise additional capital to fund future operations through the sale of additional equity securities, new borrowings, or some combination of debt and equity. We have not decided upon the timing, form or amount of capital that we will seek and have no assurances or commitments that we will succeed in raising additional capital. If we fail to raise additional capital to fund future operations our business, financial condition and results of operations will be materially and adversely affected, and our stock price will decline substantially.

         At September 30, 1999, we had cash or cash equivalents of $23.6 million, and short-term investments of $9.3 million, an increase of $32.5 million from September 30, 1998. Net cash used in operating activities was $10.8 million, $19.0 million and $25.9 million for the years ended September 30, 1997, 1998 and 1999, respectively. For the year ended September 30, 1997, the outflow of cash from operating activities was partially offset by an increase in deferred revenue attributable to a prepayment by IBM for goods and services. For the year ended September 30, 1998, an operating loss was partially offset by an increase in accounts payable. For the year ended September 30, 1999, cash used in operating activities was primarily attributable to a net loss of $26.9 million, a nonrecurring interest charge on convertible debt obtained from IBM and Perseus of $7.5 million, a $3.8 million increase in accounts receivable, a $1.9 million decrease in accounts payable and a $4.3 million decrease in deferred revenue. The decrease in deferred revenue was due primarily to the recognition of deferred revenues from license and service fee prepayments by IBM.

         Net cash used in investing activites was $1.0 million, $0.8 million and $2.2 million for the years ended September 30, 1997, 1998 and 1999, respectively. For the years ended September 30, 1997 and 1998, the principal investing activity was the purchase of property and equipment. The increase for the year ended September 30, 1999 was attributable to expenditures for new leasehold improvements as the Company moved from smaller facilities to its current location and to operating loans provided to Sitematic Corporation in August 1999.

         Net cash provided by financing activities was approximately $11.0 million, $20.0 million and $60.0 million for the years ended September 30, 1997, 1998 and 1999, respectively. For the year ended September 30, 1997, the major financing activity was the issuance of Series E preferred stock and the exercise of Series B, C and E warrants. For the year ended September 30, 1998, repayments of about $2.1 million in notes to IBM offset $21 million in proceeds from short-term notes, principally from IBM and IBM Credit Corp. For the year ended September 30, 1999, we received $12.9 million in proceeds of convertible debt from IBM and Perseus, $3.4 million in short-term notes from IBM, $5.3 million in proceeds from the issuance of preferred stock, and $65.6 million in net proceeds from our IPO of which we used approximately $26.7 million to repay short-term notes, convertible debt, and credit facilities to IBM and IBM Credit Corp.

Year 2000 Readiness

         As of this date, we are not aware of any significant Year 2000 compliance problems relating to our software for our product offerings or our information technology or non-information technology systems. There can be no assurance that we will not discover Year 2000 compliance problems in the future that will require substantial revisions or replacements. Any material Year 2000 problems could require us to incur unanticipated expenses to remedy and could divert our management's time and attention, which could cause our revenues to decrease and our stock price to fall.

Recently Issued Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 is effective as of the beginning of the first quarter of the fiscal year beginning after June 16, 2000. The Company is determining the effect of SFAS 133 on its financial statements.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) no. 101 regarding recognition, presentation and disclosure of revenue. The Company is determining the effect of SAB 101 on its financial statements for revenue recognized after September 30, 2000.

         In March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-2, "Accounting for the Costs of Developing a Web Site" (EITF 00-2). In general, EITF 00-2 states that the costs of developing a web site should be accounted for under provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." We are currently evaluating EITF 00-2 and do not believe that the pronouncement will have a significant impact on our financial position, results of operations or cash flows. EITF 00-2 is effective for costs incurred after June 30, 2000.

         Also, in March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-3, "Application of AICPA Statement of Position 97-2, `Software Revenue Recognition' to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware" (EITF 00-3). EITF 00-3 addresses the accounting issues related to software hosting arrangements. In general, EITF 00-3 states that if the customer does not have the option to physically take possession of the software, the transaction is not within the scope of SOP 97-2 and revenue should be recognized ratably over the hosting period as a service arrangement. However, if the customer has the option to take physical delivery of the software and specific pricing information is available for both the software and hosting components of the arrangement, then the software revenue may be recognized when the customer first has access to the software and revenue from the hosting component should be recognized ratable over the hosting period. We are currently evaluating EITF 00-3 and do not believe that the pronouncement will have a significant impact on our financial position, results of operations or cash flows. We will be required to implement EITF 00-3 for the year ended September 30, 2001

Qualitative and Quantitative Disclosures About Market Risk

         Our exposure to market risks for changes in interest rates relates primarily to investments in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high quality credit issuers and, by policy, limit the amount of the credit exposure to any one issuer. We manage interest rate risk by limiting investments to debt securities of relatively short maturities. In addition, we maintain sufficient cash and cash equivalents so that we can hold investments to maturity.

         At March 31, 2000, we had cash and cash equivalents of $16.4 million, including approximately $13.7 million in money market funds and $1.0 million invested in high-grade commercial paper issued by U.S. companies, with maturities of less than 90 days. We have classified these debt securities as available for sale.

         Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents; investments with maturities greater than three months are considered to be short-term investments. Our investment policy limits purchases of debt securities to maturities of three months or less.

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

         To date, we have not purchased or sold forward contracts to hedge foreign currency exposure, since the relative amounts of international revenue transacted in foreign currencies have not been large enough to make hedging cost-effective.

                                    BUSINESS

Our Company

         We are a leading provider of software, solutions, and services that enable small businesses to build, deploy and maintain websites, conduct on-line e-business, and enable large enterprises to effectively create and manage corporate intranets. Our e-business solutions address the growing challenges faced by businesses in capturing the explosive growth of the Internet as an on-line business medium to publish content, deploy web applications, and manage their e-business operations.

         In 1996, we pioneered the website building product category with the introduction of our award-winning flagship product, NetObjects Fusion. NetObjects Fusion is an easy-to-use desktop software application for building small business websites with an intuitive, visual interface that helps automate and integrate many site-building functions. Since 1996, we have continued to enhance and expand NetObjects Fusion, incorporating a wide range of support for web browsers, database software and web servers. In September 1998, we introduced NetObjects Authoring Server Suite 3.0, a client-server application for the corporate intranet market. In addition, to complement our enterprise solutions, we began offering professional services to our business customers to better serve their website planning, building and maintenance needs. In March 2000, we commenced commercial shipment of NetObjects Collage, an integrated platform that combines collaboration with content management, enterprise integration, and dynamic application services.

         We have also built popular on-line resources, including NetObjects.com, and eFuse.com, that target communities of business users and provide sources of information, products, and services for building websites. In October 1999, we acquired Sitematic, and began offering its on-line website building capabilities for small businesses. In December 1999, we combined these on-line resources and launched GoBizGo.com, a web application services site where small businesses can find the solutions and services needed to build a successful web presence.

         As part of our strategy to provide complete e-business solutions, we have formed technology relationships with other Internet companies. We have worked with many of these companies to extend their products to integrate with NetObjects Fusion and NetObjects Authoring Server, such as Allaire ColdFusion, iCat Commerce Online, Lotus Domino, Beatnik audio software, IBM HotMedia, and IBM WebSphere, and we have built extensions for the Microsoft ASP Site Server. These extensions provide us with broader platform connectivity and interpretability. We offer on-line solutions with key on-line service providers, including website hoster's such as Concentric Network, United Internet, Verio, and Strato AG, and banner exchange providers such as SmartAge and BeFree. We also have product bundling agreements with leading software companies, such as IBM, Lotus and Novell that help us to create greater brand recognition and awareness. Further, we have entered into a joint agreement with Sun Microsystems to offer the NetObjects Authoring Server on the Sun Solaris platform.


         On May 7, 1999, we completed an initial public offering of our common stock, raising about $65.0 million, after underwriters' fees and other expenses, through the sale of six million shares of common stock. On October 4, 1999, we acquired all the outstanding stock of Sitematic for approximately two million shares of NetObjects common stock and $1.6 million in cash. Following the acquisition of Sitematic, we have organized our business into small business and online products, and services to offer small firms website solutions and on-line application services; and large organization, or enterprise, products and services, that offer company-wide web solutions and services for large enterprises.

Industry Overview

         Growth of the Web

         In fewer than five years, the web has emerged as a universal, rapidly growing on-line business medium enabling millions of users worldwide to share information, conduct e-commerce and access business applications. The explosive growth of the web as an on-line business medium has been fueled by a number of factors, including an increased awareness by businesses of the revenue, cost and performance benefits from using the web to conduct business, and the large and growing number of web users. We believe the cycle of growth will accelerate as an increasing number of web users attracts more businesses to build or enhance their on-line web sites, which in turn attracts more users.

         As developing or enhancing a web presence becomes increasingly important to businesses, business web sites are becoming more complex. As the web's importance has grown, businesses have applied advances in Internet technology to convert business web sites from static "billboards" to sophisticated e-business web sites where businesses can interact and transact with customers, employees, suppliers and distributors. E-business sites may contain hundreds of pages, embed audio and video content and provide access to data, or "e-publishing", provide on-line commerce, or "e-commerce" capabilities, and run web applications, or "e-applications" such as interactive forms. E-business web sites are rapidly becoming a strategic necessity for many companies as they discover how conducting business on-line can enhance revenues, reduce costs and improve performance.

         The growth of the web as a global communications medium is also driving large-scale corporate enterprises to enhance commerce, communication, collaboration and productivity by building corporate web applications consisting of numerous internal and external web sites. These sophisticated applications bring together corporate information and resources that facilitate communication and information sharing within an organization. These applications can also streamline business processes such as customer service, sales and marketing as well as improving the company's business performance.

         The Business Web Site Opportunity

         Although it has become relatively easy to access the web, it can be difficult and expensive to build an effective web presence. The challenges of building a successful Internet or intranet web site require solutions that address planning, design, building and deployment, as well as web site promotion and maintenance after the web site is placed on-line. Companies are often also faced with a difficult "make or buy" decision, either to build a web site by using in-house resources or third-party service providers, or to develop a web site with available "off-the-shelf" applications. Key factors influencing their choice of solutions include ease and flexibility of building, construction time and cost and the cost and flexibility of later maintaining and enhancing their web site. In addition, the web utilizes multiple standards and platforms, including different web browsers, databases and web servers, which increase the complexity of building a site that operates in multiple environments.

         The first generation of web site building products was technically difficult to use and generally required the programming expertise of a limited number of highly skilled users such HTML programmers or highly skilled designers. Although third-party service providers and in-house programmers can provide technical coding, these resources can be expensive and may not provide the flexibility required to develop and maintain dynamic, evolving web sites. In addition, third-party and in-house solutions often have excluded key business users from the web site building and maintenance process, rather than enabling a truly collaborative site building development process which includes content contributions from users. The second generation of products, and on-line services that facilitated web site building, targeted consumers with personal "home page" building tools and casual desktop users with the ability to publish simple, static information and did not target the business user.

         Our opportunities to provide website solutions in today's environment lie in multiple areas. We believe that the majority of small businesses have not strategically embraced the Internet. Those that have a web presence often need to enhance their web sites with new functionality such as e-commerce or e-applications, or otherwise improve their web site features and promotion. Businesses with more sophisticated web site requirements, but without access to programmers, require an easy-to-use, capability-rich and open solution. In-house programmers or third-party service providers can address technical design and programming requirements, but often at a much higher cost than a packaged application and with less flexibility in building and maintaining their web sites. In addition, large enterprises have a variety of departments and need solutions that allow effective collaboration in developing, deploying and maintaining their intranet web sites.

The NetObjects Solution

         Small businesses require easy-to-use integrated solutions that enable them to build or enhance their websites quickly and efficiently, add key functions such as e-commerce or web applications, and work with a variety of industry standards and platforms. Our award-winning application, NetObjects Fusion, now shipping as version 5.0, addresses these needs. NetObjects Fusion has an intuitive, visual interface that integrates and helps automate many site creation functions, including site layout and design, page building, and content management. In addition, NetObjects Fusion 5.0 includes a feature to easily link the newly created website to a web hosting service.

         For small businesses that wish to start with a simple e-commerce presence, GoBizGo.com offers on-line site building capabilities using templates, web hosting, and other application services needed to make these firms fully e-commerce enabled. GoBizGo.com also provides information for building, maintaining, and promoting websites, and an on-line site development community for small businesses.

         Large-scale corporate enterprises and departments require an integrated solution that enables them to manage the entire web production process. They also need products that integrate with disparate corporate systems and platforms in order to leverage existing legacy systems, databases, and content. In addition, teams that develop corporate web applications have requirements distinctly different from those of individuals who develop external websites. They need a solution that supports creativity and collaboration, while allowing an administrator to assert control over the site-building process. Our recently introduced, award-winning software solution, NetObjects Collage, provides this solution for corporations that are developing enterprise web applications.  Our  enterprise  professional  services  group  can  provide  the technical support necessary to manage a seamless implementation of this solution. In addition, we offer software components that permit rapid integration with products from other technology companies, including Allaire, IBM, Lotus, and Microsoft that provide additional web applications, database publishing, and e-commerce capabilities.

         To facilitate the implementation of NetObjects Collage, we provide our customers with the training and consulting services that large enterprises typically need to design, build, deploy, maintain their websites, and integrate their websites with existing corporate applications. We provide these services through our own professional services organization and through relationships with third-party service providers.

NetObjects Strategy

         Our strategy is to establish ourselves as a complete e-business solutions provider for small businesses and large enterprises, by leveraging our position as a leading provider and brand for website building software. As more companies seek solutions for capturing the explosive growth of the web as an on-line business medium, we believe our e-business software and services provide an ideal starting point. NetObjects Fusion, NetObjects Collage, and GoBizGo.com on-line position us to aggregate broader solutions, including third party hosting, software and components, site content, e-commerce using third-party transactional software, and other web applications and services. Key elements of our strategy include:

         Brand Recognition and Broad Customer Base.

         As a pioneer of the website building product category, and as the recipient of many industry awards, we believe that we have established a premier Internet brand in the market for website building products and services. Our customer base and the active on-line communities of builders who use our products help sustain and promote our brand by participating in our website forums and bulletin boards and by providing feedback on pre-release versions of our software. Over 60,000 links exist from other websites to NetObjects.com, including the websites of complementary products and services providers. Our strong brand recognition and growing customer base are significant assets for attracting new customers, as well as for enhancing our ability to develop relationships with other leading software and service solution providers.

         Strategic Relationships.

         We have a number of significant ongoing strategic relationships with other technology companies pursuant to which our products are incorporated into, or bundled with, the third party's products. We believe that these strategic relationships significantly enhance our brand recognition and awareness of our products and services and also provide a source of revenues. Our strategic relationships include:

         o product bundling and distribution arrangements with companies such as Allaire, IBM, Lotus and Novell to combine NetObjects Fusion with popular business software;

         o IBM/Lotus markets, bundles and sells a version of NetObjects Fusion with Designer for Domino Application Studio under an agreement that expires on December 31,

                  1999. IBM markets, bundles and sells NetObjects Fusion with its WebSphere Studio product. In addition, our products are offered for sale through a variety of IBM and Lotus channels including "Passport Advantage," the worldwide direct purchasing option for Lotus and IBM branded software and the Lotus Business Partner program, which allows 18,000 program members access to our products at discounted prices globally

         o Novell bundles a version of NetObjects Fusion with its NetWare for Small Business product offering on a worldwide basis. Under the terms of this agreement, the contract is automatically renewed each September 30, unless terminated by one of the parties with written notice. This agreement was renewed on September 30, 1999 for an additional year. Novell also offers end-user training for NetObjects Fusion at over 100 Novell certified training centers worldwide. Novell is a NetObjects stockholder

         o arrangements with companies such as Deluxe Business Forms, ThemeWare Corporation, US West Communications Services, Inc, OfficeMax, Inc, Sir Speedy International, and Tickets.com, Inc to distribute GoBizGo.com services to their small business customers;

         o technology relationships to integrate our products with web application servers from Allaire, Lotus, IBM, Microsoft, PeopleSoft, and Sun Microsystems, and e-commerce software from Breakthrough Software, PDG Software, iCat, and to create components in Java that provide our products with additional functions for building web applications and conducting e-commerce; and

         o on-line solutions that combine our products with on-line service providers such as Concentric Network, T-Online, Verio, Zip2, Stratos AG and United Internet by offering our products as part of their on-line services, for hosting and promoting e-business sites, which enhance our products and solutions, as well as complement our sales, marketing, and distribution reach.

         These relationships greatly enhance our brand recognition and provide a short-term source of revenues. Our strategic relationship with IBM has provided us with other sales and marketing benefits, including access to IBM and Lotus sales and distribution channels, co-marketing and co-promotion benefits, and credibility in the marketplace.

         Technological Leadership and Open Architecture.

         NetObjects Fusion and NetObjects Collage are based on proprietary technology that provides an intuitive, visual building environment that allows for significant productivity gains compared to web page coding products that require manual programming of each page. Our products are Windows-based and allow users to automatically generate HTML code by using words and graphics without programming. In addition, NetObjects Collage offers an integrated content management environment for teams of web contributors and developers, while providing centralized control over the site production effort. We have an open architecture that:

         o        supports all major Internet protocols;

         o is publishable on major web browsers, such as Netscape Navigator and Microsoft

                  Internet Explorer; and

         o allows other website solutions providers to integrate their products with our products using components implemented in the Java language.

         By maintaining these advantages, we believe our products will continue to be recognized as open platforms for easy integration with their other OEM products and services.

         Platforms of Choice for e-Business Solutions Aggregation.

         As businesses face the increasingly complex and numerous challenges of establishing a successful e-business presence, we believe they will seek aggregated solutions to address their needs, from building and hosting their websites to maintaining and promoting them. We believe that other website solutions providers have compelling incentives to use NetObjects Fusion, NetObjects Collage and GoBizGo.com as platforms for aggregating their e-business solutions. Other solutions providers can benefit from our strong brand to reach a growing business customer base through our products, services and websites. In turn, we can offer more complete solutions by leveraging our strategic relationships to include e-commerce services, database access, banner exchange, content, web applications and other on-line services from other website solutions providers.

Products and Services

         We provide solutions for two broad categories of customers: NetObjects Fusion and GoBizGo.com services for small businesses; and NetObjects Collage and professional services for the large enterprise web market.

         Small Business and Online Services

         NetObjects Fusion is an easy-to-use desktop application designed specifically for small businesses. NetObjects Fusion offers a range of publishing and e-commerce capabilities to simplify website building and enhance the productivity of both novice and experienced website builders. NetObjects Fusion is available in nine languages in addition to English, including German, French, Spanish, Chinese, and Japanese. The multi-language versions of NetObjects Fusion, developed through our relationship with IBM, gives us an opportunity to enter international markets for website building software, with the exception of Germany we have seen limited development to date.

         GoBizGo.com offers small businesses the website services they need to become e-business participants. These services include website building software, e-mail list management for communicating to customers, domain name and search engine registration, auction export, content, and advice to implement an e-business plan, and web hosting services.

         eFuse.com is an on-line resource dedicated to business web site builders and features articles from the industry's experienced builders and authors on how to use NetObjects Fusion and other complementary products and an on-line community of forums and newsgroups for webmasters and corporate web application builders. eSiteStore.com is our on-line retail store that provides a one-stop shopping destination for businesses to purchase our software, third party software, components and merchandise, and also offers on-line services to customers.

         Enterprise and Professional Services

         To successfully execute on the next generation of enterprise web strategies, today's corporate enterprises require a solid foundation that can enable a web production cycle which controls the dynamics involved with creating and managing the growing complexity of web ever expanding applications. This platform must enable enterprise-wide collaboration and content contribution, scaleable management of both static and dynamic content, existing enterprise application integration, and dynamic application services. NetObjects Collage is designed to meet all these requirements. It addresses the key elements of enterprise web management which includes:

         Content Mangement. Unlike other web content management systems, NetObjects Collage is an integrated platform that provides a single, continuous view and control over the entire content management life cycle; from design, collaboration and content contribution through content management and delivery. Flexible workflow, versioning, site administration and reporting features give content owners and application administrators complete control over any type of content, anywhere in the development and deployment process.

         Dynamic Application Services. NetObjects Collage Dynamic Application Services greatly simplify the development and deployment of e-business applications by providing the essential functions every e-business application needs. The NetObjects Collage built in Dynamic Application Services include user authentication and security, user session management, dynamic content publishing, personalization, syndication, enterprise-wide search capabilities, rapid Java integration, and open support for integration of third-party service.

         Collaboration. NetObjects Collage brings distributed web teams closer together, closing the gap between dynamic contribution, role based security and access, and skills based contribution methods. Extended web team management and open desktop solution support enables anyone to contribute content to web sites in a controlled, efficient manner.

         Enterprise Integration. NetObjects Collage includes reusable components that easily enable the rapid integration of industry leading applications, databases, and application servers with web applications. To further ease enterprise integration with content development and management, NetObjects Collage has integrated IBM's WebSphere Application Server. Enterprises can also simply integrate their choice of application servers such as BEA WebLogic, Netscape Application Server, Lotus Domino, Allaire ColdFusion and Microsoft IIS.

         With  an  integrated  web  development,   deployment,   and  management
platform, NetObjects Collage significantly speeds the process of design to deployment, thus enabling companies to respond quickly to market changes.

         We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation, which, in turn, is essential to customer satisfaction and license sales growth. We provide consulting and implementation services to our customers deploying the NetObjects Collage solution. We provide these services through our own professional services organization and, through relationships with third-party service providers. We also offer support and training services to our customers, including telephone and on-line support. Internationally, with our technical assistance, our distributors provide telephone support to their customers.

Customers

         We market and sell our products to a wide range of customers located in the U.S. and in over 30 other countries. We believe that approximately 60% of our customers have been small businesses and approximately 40% have been large enterprises, including Fortune 1000 companies or departments within these enterprises. We believe that approximately 40% of our small business customers are third-party service providers that build websites for other companies.

Sales, Marketing, and Distribution

         We sell our products and services to our customers using a combination of indirect distribution channels, our direct enterprise sales force, our on-line distribution channel and strategic relationships, and we market our products and services using a broad range of activities to generate demand and build brand awareness. As of September 30, 1999, 51 of our employees, or approximately one-third of our work force, were engaged in sales and marketing activities.

         Indirect Distribution Channels

         Our indirect distribution channels include domestic and international distributors, retail vendors, value-added resellers, OEM resellers and other technology companies with whom we have strategic relationships. Our current principal OEM resellers are IBM, Lotus, Novell, United Internet and Concentric Networks. These OEM resellers recently have represented a majority of our revenues from license fees. We have approximately 20 non-exclusive distributors worldwide including Ingram Micro and Digital River in North America and Internet 2000 and Unipalm in Europe.

         Direct Enterprise Sales Force

         Our direct enterprise sales force focuses on sales to larger corporate customers worldwide. The enterprise sales force is comprised of field representatives and inside sales representatives. The field representatives market and sell our products and services to corporate customers that the inside sales representatives have identified as sales prospects through leads generated from inquiries on our websites, downloads of our trial products and other direct marketing efforts.

         Online Distribution Channel

         Our eSiteStore.com website allows users to download and purchase our products as well as numerous third-party add-ons. In addition, several third-party e-commerce and distribution sites, including buydirect.com, beyond.com and download.com, make our products available for sale on-line. The on-line distribution channel provides us with a low-cost, globally accessible, 24-hour a day sales channel.

         Marketing Activities

         Since our inception, we have invested a substantial percentage of our annual revenues in a broad range of marketing activities to generate demand, gain corporate brand identity, establish the site building product category and educate the market about our products and services. These activities have included advertising, including both print and on-line, direct marketing, including direct mail, newsletters and e-mail, public relations, seminars for potential customers, participation in trade shows, as well as conferences and website promotion. Our marketing programs are aimed at informing our customers of the capabilities and benefits of our products and services, increasing brand awareness, stimulating demand across all market segments and encouraging independent software developers to develop products and web applications that are compatible with our products and technology. We also have had many co-marketing and distribution arrangements with well-known companies such as AT&T, Cisco Systems, Compaq Computer, Inc., Concentric, Microsoft, Netscape, Verio, Office Max, Deluxe Forms, ADP, Tickets.com, Sir Speedy, Strato AG, United Internet, Vobis AG, and PeopleSoft that have allowed us to identify our NetObjects Fusion brand with their brands.

Competition

         The market for software and services for the Internet and intranets is relatively new, constantly evolving and intensely competitive. We expect competition to intensify in the future. Many of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources. We compete for small business customers with web content software makers like Adobe Systems, Inc., Macromedia, Inc., and Microsoft. In the on-line web hosting and services market, we compete with providers like Verio and many other companies that offer online subscription services similar to ours. We compete in the Internet application development and services market for enterprise customers with companies such as Interwoven, Inc., and Vignette Corporation.

         Moreover, Microsoft's FrontPage, a website building software product, has a dominant market share. Microsoft has introduced FrontPage 2000, in one version of Microsoft's Office product suite, which dominates the market for desktop business application software. We believe that NetObjects Fusion contains features that significantly differentiate it from FrontPage 2000, but widespread distribution of Office with FrontPage 2000, and the vast number of computer users familiar with Microsoft desktop application software products, give Microsoft a substantial competitive advantage over us.

         Competitive factors in our market segments include:

         o the manner in which the software is distributed with other products;

         o        quality and reliability;

         o        features for creating, editing, and developing websites;

         o        pricing;

         o        ease of use and interactive user features;

         o        scalability and cost per user; and

         o        compatibility with the user's existing computer systems.

         To expand our user base and further enhance the user experience, we must continue to innovate and improve the performance of our products. We anticipate that consolidation will continue in the website building products
industry  and  related   industries  such  as  computer
software, media and communications. Consequently, our competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. There can be no assurance that we can establish or sustain a leadership position in our market segments.

         We believe that additional competitors may enter the market with competing products as the size and visibility of the market opportunity increases. Increased competition could result in additional pricing pressures, reduced margins or the failure of our products to achieve or maintain market acceptance, any of which could harm our business and cause our revenues and stock price to fall. Many of our current and potential competitors such as Microsoft, Adobe and Macromedia have longer operating histories and substantially greater financial, technical, marketing and other resources than us and therefore may be able to respond more quickly to new or changing opportunities, technologies, standards or customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products directly to customers through product bundling or other means. For example, Microsoft enjoys significant distribution advantages over us, including the vast number of computer users familiar with Microsoft desktop application software products. If our competitors bundle competing products with their products, the demand for our products might be substantially reduced and our ability to distribute our products successfully would be substantially diminished. Moreover, Microsoft's dominance in desktop business application software enables it to vary the pricing for its software sold as part of a suite. As a result of Microsoft's and other competitors' bundling arrangements, we may need to reduce our prices for our products to keep them competitive.

         New technologies and the enhancement of existing technologies will likely increase the competitive pressures on us. Competing technologies or the emergence of new industry standards could adversely affect our competitive position or render our products or technologies noncompetitive or obsolete.

         There is no assurance that we will compete effectively with current or future competitors or that competitive pressures will not harm our business and cause our revenues and stock price to fall.

Technology and Development

         We devote substantial resources to the development of innovative products for the market for website building software and services. During the fiscal years ended September 30, 1998 and 1999, respectively, we invested approximately 67% and 42% of our total revenues on research and development activities. NetObjects Fusion and NetObjects Collage are among the earliest and most recognized entrants in the emerging market for website building software. We believe that we have been able to leverage our understanding of the market and technology opportunity as well as our staff and software development processes to build robust, open solutions for customers. We intend to continue to use these core strengths to introduce innovative products and product enhancements for building, deploying and maintaining business websites. We intend to continue to devote substantial resources to research and development for at least the next several years.

         Our technology provides the following product advantages:

         Open Architecture

         Our products are built upon a flexible object-oriented architecture, which has been instrumental in the rapid development of our products. The architecture provides such significant benefits as:

         o        separating the visual display of information from its storage;

         o        supporting multiple databases;

         o        supporting major Internet protocols;

         o        allowing any HTML page editor to be used with our products;

         o extending our products using components built using the Java language; and

         o allowing access to powerful applications over the Internet via a browser.

         We intend to continue to invest in further development of this architecture to build and integrate new products and technologies.

         Control and Collaboration

         Enterprise websites are evolving from simple publishing pages coordinated by a single webmaster to multi-contributor strategic business platforms that integrate business processes and deploy mission-critical applications. Enterprise groups that build these intranet websites face the conflicting needs of maintaining control and encouraging collaboration. NetObjects Collage provides the performance needed to support concurrent, collaborating users across an enterprise-wide deployment with several underlying technologies such as a browser-based content contributor, an integrated asset manager and remote systems administrator.

         In addition to our products, product enhancements and core proprietary technology, we have a highly-skilled engineering workforce that includes several seasoned software industry veterans. As of September 30, 1999, we had 58 employees, or approximately one-third of our workforce, engaged in research and development activities. Most of our original key technologists are still NetObjects employees, and they continue to play an integral role in defining and leading our technology vision and strategy. We intend to hire additional software engineers to further our research and development efforts. If we are unable to hire and retain the required number of skilled engineers, our business will be harmed, our revenues could decline and our stock price may fall.

Intellectual Property

         Our success depends in part on our ability to protect our proprietary software and other intellectual property. To protect our proprietary rights, we rely generally on patent, copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties, license agreements with consultants, vendors and customers and "shrink-wrap" license agreements. Despite these protections, a third party could, without authorization, copy or otherwise obtain and use our products, or develop similar products. There can be no assurance that our agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or independently developed by competitors.

         We currently have several pending patents relating to our product architecture and technology and have licensed two utility patents from Rae Technology, a predecessor to our business that is controlled and majority owned by our CEO, Samir Arora. There can be no assurance that any pending or future patent application will be granted, that any existing or future patent will not be challenged, invalidated or circumvented or that the rights granted under any patent that has issued or may issue will provide competitive advantages to us. If a blocking patent has issued or issues in the future, we would need to obtain a license or design around the patent. Except for patents licensed from Rae Technology, which we have rights to acquire, there can be no assurance that we would be able to obtain a license on acceptable terms, if at all, or to design around the patent.

         We pursue the registration of some of our trademarks and service marks in the United States and in other countries, although we have not secured registration of all of our marks. Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of intellectual property rights. We are also aware of other companies that use "Fusion" in their marks alone or in combination with other words, such as Allaire's ColdFusion, and we do not expect to be able to prevent third party uses of the word "Fusion" for competing goods and services. We have agreed with Allaire that neither party will use the word "Fusion" to describe products in the absence of appropriate brand identification, such as "NetObjects Fusion."

         The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in these jurisdictions. We license some of our proprietary rights to third parties, and there can be no assurance that these licensees will abide by compliance and quality control guidelines with respect to our proprietary rights.

Employees

         As of March 31, 2000, we had 218 full-time employees and 19 part-time employees. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, professional services and managerial personnel, and upon the continued service of our current personnel. We also use independent contractors to supplement our work force. None of our personnel is bound by an employment agreement that prevents the person from terminating his or her relationship with the Company at any time for any reason. Competition for qualified personnel is intense. There can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future.

Facilities

         Our executive offices are located in Redwood City, California. We currently maintain five primary work locations listed below.

Principal Office                           San Diego Office
301 Galveston Drive                        10350 Science Center Drive
Redwood City, California 94063             San Diego, California 92121
Approximate square footage: 26,000         Approximate square footage: 8,000
Lease Term: expires in November 2002       Lease Term: expires in November 2000,
                                           with two one-year options remaining

Berkeley Office                             Germany Office
2512 9th Street, Suite 3                    Schatzbogen 56
Berkeley, Ca 94710                          81829 Munich, Germany
Approximate square footage: 1,000           Approximate square footage: 6,000
Lease Term: expires in February 2001        Lease Term: expires in April 2005


United Kingdom
St. Mary's Court
The Broadway, Old Amersham
Bucks, HP7 OUT, United Kingdom
Approximate square footage: 400
Lease Term: expires in April 2000

Legal Proceedings

         From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of third-party trademarks and other intellectual property rights by us and our licensees. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe would harm our business or cause our revenues or stock price to fall.

                                   MANAGEMENT

Directors and Executive Officers

         Our  directors  and  executive  officers  as of April  30,  2000 are as follows:
                   Name                         Age                             Position
----------------------------------------       -----
Samir Arora.............................        34    Chairman of the Board, Chief Executive Officer and President
Russell F. Surmanek.....................        42    Executive Vice President, Finance and Operations and Chief
                                                      Financial Officer

Mark Patton.............................        42    Executive Vice President, Products and Services Group
Steven Mitgang..........................        38    Executive Vice President, Marketing
Jack Rotolo.............................        39    Executive Vice President, Sales
Gagan (Sal) Arora.......................        26    Chief Technology Architect and Vice President, Engineering
Robert G. Anderegg(2)...................        50    Director
Lee A. Dayton(l)........................        56    Director
John Sculley(l)(2)......................        60    Director
Blake Modersitzki.......................        33    Director
Michael D. Zisman.......................        50    Director
-----------------------------------------------------------------------------------------------------------------

---------------------
(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.

         Set forth below is information regarding the business experience during the past five years for each of our officers and directors.

         Samir Arora has served as Chairman of the Board, Chief Executive Officer and President since the Company's inception in November 1995. In 1992, Mr. Arora founded Rae Technology, a provider of software applications, and from 1992 through November 1995 served as its CEO. From 1986 to 1992, Mr. Arora served in several management roles at Apple Computer, Inc. Mr. Arora holds a diploma in sales and marketing from the London Business School and attended INSEAD, France and BITS, India. Samir Arora is the brother of Sal Arora, who is our Chief Technology Architect and Vice President, Engineering Desktop Products and Online Services.

         Russell E Surmanek has served as our Executive Vice President, Finance and Operations and Chief Financial Officer since April 1999. From 1990 to March 1999, Mr. Surmanek served in several senior financial management positions at Oracle Corporation, most recently as Vice President, Finance and Administration, Worldwide Operations. From 1989 to 1990, Mr. Surmanek was Controller, North America Sales and Support for International Computers Limited (ICL). From 1983 to 1989 Mr. Surmanek held various financial management positions at Racal-Milgo, Inc., a data communications equipment manufacturer. From 1981 to 1983, Mr. Surmanek held various finance positions at Northern Telecom, Inc. Mr. Surmanek holds a B.S. in Business Administration from the State University of New York at Buffalo and an M.B.A. from the University of Michigan.

         Mark Patton was appointed Executive Vice President Product and Services Group in May 2000, having served as Senior Vice President, Worldwide Sales and Corporate Marketing since December 1996. From February 1995 to November 1996, Mr. Patton was Vice President and General Manager of the Digital and Applied Imaging Division at Eastman Kodak, Inc. From February 1994 to February 1995, Mr. Patton was Vice President and

General Manager, American Division at Logitech, Inc., a computer peripheral products manufacturer. From August 1985 to February 1994, Mr. Patton held various sales management positions at Apple Computer, Inc. Mr. Patton holds a B.A. in Speech Communication from the University of Washington.

         Steven Mitgang was appointed Executive Vice President, Marketing in May 2000. Prior to joining the Company, Mr. Mitgang was Senior Vice President of Marketing and Business Development at Sitematic. From December 1995 to August 1998, Mr. Mitgang was Senior Vice President of Marketing for Jostens Learning Corporation, a curriculum software company. Mr. Mitgang held executive-level positions with the Upper Deck Company from August 1991 to January 1995 and with Reebok International from August 1989 to August 1991. From June 1984 to August 1989, Mr. Mitgang managed accounts in the New York office of Chiat/Day Advertising. Mr. Mitgang holds an A.B. in Architecture from the University of California, Berkeley.

         Jack Rotolo was appointed Executive Vice President, Sales in May 2000. From 1997 until August, Mr. Rotolo was Vice President, Sales. Prior to joining the Company, Mr. Rotolo was senior manager of Apple Computer's consumer markets solution development organization from February 1993 to February 1996. While at Apple, Mr. Rotolo also managed the business, consumer and higher education channel strategy organization and held various sales management positions in the reseller operations group. Before joining Apple, Mr. Rotolo worked as regional manager for Pepsi-Cola Bottling Group. He holds a B.S. in Finance from the University of Dayton.

         Sal Arora has served as our Chief Technology Architect and Vice President, Engineering, Desktop Products and Online Services since November 1995. From September 1994 to November 1995, Mr. Arora was the lead engineer at Rae Technology. From June 1992 to September 1994, Mr. Arora was a software engineer at ACIUS Inc. Mr. Arora holds a B.A. in Computer Science from the University of California, Berkeley. Sal Arora is the brother of Samir Arora, who is our Chairman of the Board, Chief Executive Officer and President.

         Robert G. Anderegg has been a director of our company since April 11, 1997. Mr. Anderegg has served as Vice President and Assistant General Counsel at IBM since August 1998. He has been appointed to serve on our board of directors by IBM as one of its representatives. Mr. Anderegg has served as an Assistant General Counsel or Associate General Counsel at IBM since 1988. Mr. Anderegg holds a B.S. degree from Georgia Institute of Technology and received his J.D. from Harvard Law School.

         Lee A. Dayton has been a director of our company since April 11, 1997. Mr. Dayton is Vice President, Corporate Development and Real Estate at IBM. He has been appointed to serve on our board of directors by IBM as one of its representatives. Mr. Dayton has held various management positions at IBM since he joined in 1965 as a systems engineer. Mr. Dayton holds a B.S. in Engineering from Northwestern University.

         Blake Modersitzki has been a director of the Company since January 2000. He has been an employee of Novell for the past five years. He is presently Managing Director of Novell Ventures, in which position he has served since March 1998. He served as Business Development Director from January 1997 to March 1998 and Senior Manager, Sales and Marketing for Small Business Networks from May 1995 to January 1997. Mr. Modersitzki holds a B.S. in Economics from Brigham Young University.

         John Sculley has been a director of our company since December 20, 1996. Since April 1994, Mr. Sculley has been a partner of Sculley Brothers, an investment capital firm. Mr. Sculley also is a director of General Wireless, Inc., a wireless communications services provider, Talk City, Inc., an on-line chat community, and NFO Worldwide, Inc., a market research firm. From 1983 to 1993, Mr. Sculley served as Chief Executive Officer of Apple Computer, Inc. Mr. Sculley holds a B.A. in Architectural Design from Brown University, an M.B.A. from the Wharton School at the University of Pennsylvania and holds eight honorary doctorates from various schools.

         Michael D. Zisman has been a director of our company since April 11, 1997. Mr. Zisman is an Executive Vice President of Lotus, a position that he has held since October 1996. He has been appointed to serve on our board of directors by IBM as one of its representatives. From July 1994 to October 1996, he held other executive positions at Lotus. Mr. Zisman is also the Vice President of Strategy for the IBM Software Group. Mr. Zisman was the Chief Executive Officer of Soft-Switch, Inc., a software development company, from 1979 to July 1994. Mr. Zisman is a director of Strategic Weather Services, Inc., a privately-held company. Mr. Zisman holds a B.S. from Lehigh University, an M.S. from the University of Pennsylvania Moore School and a Ph.D. from The Wharton School at the University of Pennsylvania.

Number, Term and Election of Directors

         The number of directors is fixed at six in our bylaws until changed by approval of the stockholders or a majority of the directors. Each director is elected to serve until the next annual meeting of stockholders and until the election and qualification of his or her successor or his or her resignation or removal, whichever occurs first.

Contractual Arrangements

         We are party to a voting agreement with IBM that provides that IBM will vote its shares of voting stock in a way that limits the number of IBM representatives on a six-member board of directors to three, notwithstanding IBM's right to elect a greater number of directors under the Delaware General Corporation Law. The agreement defines an IBM representative as an officer, director or other agent or employee of IBM, IBM's subsidiaries or any other entity controlled by IBM, other than us. The voting agreement also obligates us and IBM to maintain a board of directors consisting of six members unless the holders of a majority of outstanding voting stock, excluding IBM's shares, approve an amendment to our amended and restated bylaws or restated certificate of incorporation to change the size of the board. The voting agreement remains in effect until IBM holds less than 45% of our voting securities on a fully-diluted basis (as defined in the IBM Voting Agreement) for a period of 180 consecutive days. As of April 30, 2000, IBM held approximately 50% of our voting securities as calculated on this fully-diluted basis, which takes into account outstanding warrants and options to purchase shares of Common Stock. While the IBM voting agreement remains effective, it may allow IBM's representatives on the Board of Directors to control any determinations with respect to most material transactions outside the ordinary course of our business, including mergers or other business combinations, the acquisition or disposition of our assets, future issuances of our equity or debt securities and the payment of dividends.

Compensation of Directors

         Our directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors. Our amended and restated 1997 Stock Option Plan provides for the automatic grant of options to purchase 20,000 shares of common stock to each outside director upon initially joining the board of directors. The option exercise price is equal to the fair market value of a share of common stock at the date of grant, the option term is six years, and the options vest and become exercisable pro rata at the end of each month for 48 months while the option holder continues to serve as a director.

         Messrs. Sculley and Modersitzki have received these automatic option grants. We also have granted an option to Mr. Sculley to purchase up to 50,000 shares of common stock at an exercise price of $7.50 per share, vesting over four years, and reimburse him for certain expenses incurred to attend Board of Directors meetings.

Committees of the Board of Directors and Meetings

         Our board of directors have standing audit and compensation committees. The audit committee currently has three members: Robert G. Anderegg, John Sculley and Blake Modersitzki. The compensation committee currently has two members: Lee A. Dayton and John Sculley.

Compensation Committee Interlocks and Insider Participation

         The compensation committee of the board of directors was formed in May 1999 and comprises Messrs. Lee A. Dayton and John Sculley. Neither of these individuals was at any time during fiscal 1999, or at any other time, an officer or employee of ours. Mr. Samir Arora participated in deliberations of the board of directors and of the compensation committee concerning executive officer compensation. No executive officer of the Company serves as a member of the or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

         The following table sets forth summary information concerning the compensation received by our chief executive officer and by each of the other four most highly compensated executive officers and their titles as of September 30, 1999 and September 30, 1998:

                           Summary Compensation Table
                                                                                    Annual Compensation
Name and Principal Position                                                         Salary         Bonus
---------------------------                                                         ------         -----
Samir Arora
Chairman of the Board, Chief Executive Officer, President............    1999     $  183,129       $55,987
                                                                         1998        175,338        47,434
Russell F. Surmanek
Executive Vice President, Finance and Operations, Chief Financial        1999        108,447       113,750
Officer .............................................................    1998             --            --

Morris Taradalsky(1)
Executive Vice President and General Manager, Enterprise.............    1999        176,073        24,343
                                                                         1998        166,048        86,095 (2)
Mark Patton
Executive Vice President Product and Services Group..................    1999        162,525       105,754
                                                                         1998        150,000        35,555
Jack Rotolo (3)
Executive Vice President Sales.......................................    1999        119,923        53,774
                                                                         1998             --            --

  ------------------------
  (1)  Mr. Taradalsky resigned in April 2000.
  (2)  Includes $65,745 for relocation expenses.
  (3) Mr. Rotolo became an executive officer in August 1999, and these figures reflect his compensation for the entire fiscal year.

Option Grants in Last Fiscal Year

         The following table provides information regarding the grant of stock options during fiscal year 1999 to the named executive officers.

                                                     Individual Grants                 Potential Realizable Value
                                -----------------------------------------------------  at Assumed Annual Rate of
                                              % of Total                                Stock Price Appreciation
                                 Number of      Options                                        for Option
                                   Shares     Granted to     Exercise                           Term (7)
                                Underlying     Employees      Price      Expiration    ----------------------------
             Name               Options (1)    in Fiscal    ($/share)       Date           5%             10%
------------------------------- ------------- ------------ ------------- ------------ -------------- --------------
Samir Arora                            --           -- %    $     --          --       $       --     $     --
Russell F. Surmanek             235,000(2)          13          7.50      24-Mar-09     1,108,427      2,808,971
Morris Taradalsky                33,333(3)           2          7.50      09-Dec-08       157,223        398,432
                                 30,000(5)           2          7.75      01-Jul-09       139,143        352,615
Mark Patton                      41,666(3)           2          7.50      09-Dec-08       196,526        498,037
                                 30,000(5)           2          7.75      01-Jul-09       139,143        352,615
Jack Rotolo                      16,666(3)           1          7.50      12-Sep-08        78,609        199,210
                                 10,000(4)           1         12.00      05-May-09        75,467        191,249
                                 40,000(5)           2          8.06      30-Jun-09       202,755        513,823
                                100,000(6)           5          5.81      25-Aug-09       365,388        925,961

-----------------
(1)  Options  are  incentive   stock   options  to  the  extent   qualified  and
     nonstatutory  options  otherwise.  The options


                                       52

     generally terminate 30 days following the executive's employment with the company or the expiration date, whichever occurs earlier. The exercise price of each option was determined to be equal to or greater than the fair market value per share of the Common Stock at the grant date.

(2) Options to purchase 35,000 shares fully vested three months following the date of grant. Options to purchase 200,000 shares vest as follows: 25% after six months, 2.5% per month for the next six months; 50% shall vest in twenty-four equal monthly installments thereafter, and 10% shall vest in equal monthly installments for the next twelve months.

(3)  Options vest as to 25% after one year, and 1/36 monthly thereafter.

(4)  Options vest in 12 equal monthly installments.

(5)  Options vest in 24 equal monthly installments.

(6) Options vest as to 35,000 shares after three months, and as to the balance of the shares over the next 24 months in equal installments, and vesting will accelerate on a change of control so that 70% of the total number of shares subject to options will be fully vested on the date of the change of control.

(7) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercise of stock options will depend on the future performance of the Common Stock, the option holder's continued employment throughout the option period and the date on which the options are exercised.

Employment Contracts

         We have entered into an employment agreement with Russell F. Surmanek, Executive Vice President, Finance and Operations and Chief Financial Officer, as of April 5, 1999. The employment agreement has a term of 24 months. Under the agreement, Mr. Surmanek is entitled to receive an annual salary of $220,000 plus a 15% sales target bonus payable semi-monthly, 20% of his annual salary as an annual fiscal year bonus to executives and a starting bonus of $100,000. If Mr. Surmanek's employment is terminated without cause before April 5, 2001, he is entitled to be paid the remaining salary which would have been payable during the term, including pro-rata bonus amounts. Additionally, under the agreement the Company granted options to purchase 235,000 shares of Common Stock to Mr. Surmanek. If Mr. Surmanek is terminated for any reason, other than for cause, the vesting of his stock options will accelerate so that 65% of the shares underlying the options will be vested as of the date of termination. If we are acquired by another company, the vesting of Mr. Surmanek's stock options will also accelerate by one calendar year or as necessary to provide for vesting of at least 65% of the shares underlying the options as of the date of the acquisition.

Unexercised Options in Last Fiscal Year and Fiscal Year-End Values

         The following table sets forth information regarding the number of shares covered by both exercisable and unexercisable stock options as of September 30, 1999, and the values of "in-the-money" options, which values represent the positive spread between the exercise price of any such options and the fiscal year-end value of our common stock. Additional option grants to our chief executive officer and other executive officers since September 30, 1999 are discussed under "Benefit Plans."

                                 Number of Securities
                                Underlying Unexercised    Value of Unexercised
                                      Options at          In-the-Money Options
                                     September 30,         at September 30,
                                        1999                     1999
                               ------------------------ ------------------------
                                     Exercisable/             Exercisable/
Name                                 Unexercisable          Unexercisable(1)
----                           ------------------------ ------------------------
Samir Arora.................        140,625 /  84,375      $558,984 / $335,390
Russell F. Surmanek.........         35,000 / 200,000                    --
                                                              /  --
Morris Taradalsky...........         83,055 / 113,611       332,289 /  217,709
Mark Patton.................         16,051 / 107,255        64,188 /  177,335
Jack Rotolo.................         13,421 / 180,627        19,747 /  85,104

----------------------
(1) The value of unexercised in-the-money options at fiscal year end assumes a fair market value for the common stock of $5.63, the closing market price per share of the Company's Common Stock as reported on the Nasdaq National Market on September 30, 1999.

Loans to Officers and Directors

         In October 1999, we advanced $200,000 to Russell F. Surmanek, which is evidenced by a promissory note bearing interest at the applicable federal rate as defined in Section 1274(d) of the Internal Revenue Code of 1986, as amended. The note was due in full two years from the date of issuance and was a full recourse loan. Mr. Surmanek repaid this loan in full in March 2000. In April 2000, we advanced $250,000 to Samir Arora, which is evidenced by a promissory note bearing interest at 6.45%, the applicable federal rate under Section 1274(d) of the Internal Revenue Code. The note is due in full in two years and must be repaid before that date from the proceeds of any sale by Mr. Arora of his shares of common stock.

Limitation of Liability and Indemnification Matters

         Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any breach of their duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

         Our amended and restated bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. The amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the amended and restated bylaws would permit indemnification. We have obtained officer and director liability insurance with respect to liabilities arising out of specific matters, including matters arising under the Securities Act.

         We have entered into agreements with our directors and executive officers that will indemnify them for specific expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by us or on our behalf, arising out of the person's services as a director or officer of NetObjects or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We are obligated to advance expenses incurred by the indemnified person prior to the conclusion of any such action or proceeding, in the absence of a determination, as provided in the agreement, that indemnification would not be permitted under applicable law. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. These agreements also provide officers with the same limitation of liability for monetary damages that Delaware corporate law and our restated certificate of incorporation provide to directors.

Benefit Plans

         Amended and Restated 1997 Stock Option Plan

         The amended and restated 1997 Stock Option Plan was adopted in April 1997 and was amended and restated upon board of directors and stockholder approval effective May 12, 1999 to provide for 4,500,000 shares of common stock reserved for issuance upon the exercise of options granted under the plan. On November 22, 1999, the board of directors approved an amendment to the plan to increase the maximum aggregate number of shares of common stock reserved for issuance under the plan from 4,500,000 shares to 7,600,000 shares, which amendment was ratified by the stockholders on March 15, 2000.

         At April 30, 2000, options covering an aggregate of 6,006,080 shares were outstanding under the Plan and 405,754 shares remained available for future grants. In fiscal year 1999, we issued options to purchase 235,000, 63,333, 71,666 and 166,666 shares of common stock, respectively, to Russell F. Surmanek, Morris Taradalsky, Mark Patton and Jack Rotolo, respectively. In April 2000, we granted new options to purchase a total of 1,528,000 shares of common stock under the plan to key employees, including the grant of options to purchase 400,000 shares to Mr. Arora, 50,000 shares each to Messrs. Patton, Surmanek and Rotolo, and 10,000 shares to Steven Mitgang. The exercise price of the options was set at market price on the grant date, and they vest monthly based upon continued employment over 24 months.

         Executive Stock Option Agreements

         In November, 1999, we issued options to purchase 200,000 shares of common stock at $7.125 per share to each of Samir Arora , Sal Arora, Russell Surmanek, Morris Taradalsky, Mark Patton, Jack Rotolo, and Steven Mitgang. Generally, these options vest monthly over 24 months, and for Messrs. Surmanek, Mitgang and Rotolo, they vest upon a change of control following which their positions are eliminated or their compensation is decreased. In addition, Mr. Rotolo's options vest monthly over 12 months. All of these options are subject to the terms of an Executive Stock Option Agreement which provide that none of the options could be exercised until the stockholders had ratified the option grants. At our annual meeting on March 15, 2000 the stockholders approved a proposal to ratify all of these option grants.

         1997 Special Stock Option Plan

         In March 1997, our board of directors adopted, and in April 1997, our stockholders approved, the 1997 Special Stock Option Plan. A total of 1,041,056 shares of common stock were authorized for issuance under the plan. On March 18, 1997, our board of directors authorized the grant of options for the purchase of all shares of common stock authorized for issuance under the plan to 35 key employees, including Samir Arora who received a grant to purchase 225,000 shares. The options granted under the plan generally vest 25% at the end of the first year and then monthly on a pro rata basis over the next three years. Our board of directors does not intend to grant any more options under this stock option plan.

         1999 Employee Stock Purchase Plan

         Our 1999 Employee Stock Purchase Plan, or ESPP, which has been adopted by our board of directors and our stockholders, took effect upon the closing of our initial public offering. We have reserved 300,000 shares of common stock for issuance under the ESPP. The ESPP is intended to qualify for favorable tax treatment under Section 423 of the Internal Revenue Code. Generally, the ESPP will be implemented through a series of offering periods of six months' duration, with new offering periods commencing on the first trading day on or after August 1 and February 1 of each year. However, the first offering period commenced on the first trading day after the closing of our initial public offering and will expire on July 31, 2000. Generally, shares may be purchased at the end of each offering period but during the initial offering period shares could be purchased at the end of each of July 31, 1999, January 31, 2000 and July 31, 2000.

         The ESPP is administered by the compensation committee of our board of directors. Each employee of ours or of any majority-owned subsidiary of ours who has been employed by us or a majority-owned subsidiary for at least 5 days and for more than 20 hours per week and more than five months per year will be eligible to participate in the ESPP. The ESPP permits an eligible employee to purchase common stock through payroll deductions, which may not exceed 10% of his or her compensation, at a price equal to 85% of the lesser of the fair market value of the common stock at the beginning of the offering period and the fair market value of the common stock at the end of each purchase period. Employees may terminate their participation in the ESPP at any time during the offering period, but they may not change their level of participation in the ESPP at any time during the offering period. Participation in the ESPP terminates automatically on the participant's termination of employment with us.

         401(k) Plan

         We maintain a 401(k) plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, that covers all employees who satisfy specified eligibility requirements relating to minimum age, length of service and hours worked. Under the profit-sharing portion of the plan, we may make an annual contribution for the benefit of eligible employees in an amount determined by the board of directors. We have not made any contributions to date and currently have no plans to do so. Under the 401(k) portion of the plan, eligible employees may make pretax elective contributions of up to 15% of their compensation, subject to maximum limits on contributions prescribed by law.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Set forth below is a summary of certain material transactions since October 1, 1998 between us and any of our directors, executive officers or holders of more than 5% of our common stock, or between us and persons in which directors, executive officers or such stockholders have a direct or indirect material interest.

Transactions with IBM

         Notes and Warrants. In October and December 1998, we issued 10% convertible notes for approximately $10.1 million and $825,000, respectively, to IBM. The notes, including accrued interest, converted into 1,979,875 shares of common stock on the closing of our initial public offering. With the notes, we also issued warrants to purchase shares of Series E-2 preferred stock to IBM at an exercise price of approximately $6.68 per share, which converted into the right to purchase 189,062 shares of common stock on the closing of the initial public offering. These warrants are exercisable for five years from their respective issuance dates and, at IBM's option, are exercisable on a net basis by surrendering shares of common stock as payment of the exercise price.

         On February 4, 1999, IBM agreed to purchase up to approximately $3.4 million of 10% notes and additional warrants. The notes were similar to the earlier issued notes, but were not convertible into preferred stock. The warrant terms were identical to the earlier issued warrants. We issued a note in the amount of $2.0 million and a warrant to purchase shares of Series E-2 preferred stock to IBM on February 18, 1999. On March 23, 1999, we issued a note for approximately $1.41 million and an additional warrant to purchase shares of Series E-2 preferred stock to IBM. We repaid all indebtedness under the additional notes upon the closing of the initial public offering, at which time the two warrants became exercisable for the purchase of a total of 64,132 shares of common stock.

         On April 23, 1999, we obtained an additional $2.0 million loan from IBM under a 10% unsecured demand note. We repaid the principal and interest due under the note from the proceeds of our initial public offering.

         On March 23, 2000, IBM exercised warrants to purchase 3,482,838 shares of common stock at an exercise price of approximately $6.68 per share on a net basis by surrending shares of common stock as payment of the exercise price. As a result, we issued 2,739,679 shares of common stock to IBM.


         Software License Agreement. We and IBM have a 10-year software license agreement, originally entered into on March 18, 1997. The agreement provides for payment of royalties by IBM to us in connection with sales of product bundles that include our products and for payment to us for services performed in connection with the IBM WebSphere project. The agreement has been amended a number of times. The agreement obligates us to place all our source code into an escrow. IBM may obtain access to the source code upon events of default related to our failure to provide required maintenance and support or its bankruptcy or similar event of financial reorganization. IBM may use the source code that it obtains to create derivative works, which it will own subject to our rights in the underlying software. Additional terms of the software license agreement and its amendments and certain transactions occurring under the agreement as amended since October 1, 1998 are as follows:

         o Amendment Number 1 and Amendment Number 4 license IBM to use our products in its internal operations by paying for upgrade copies at an annual rate of 25% of $402,000 or at a per copy royalty rate. Amendment Number 4 also sets forth royalty rates for our products if they are bundled and sold by IBM with IBM products. These rates are based on the percentage which the value of our product bears to the total value of all of the other products in the bundle. If the value of our product is equivalent to or less than the total value of all of the other products in the bundle, we receive 37% of IBM's average selling price for a stand-alone license of our product during a calendar quarter. If the value of our product is more than the value of the other products, we receive 69% of IBM's average selling price for a stand-alone license of our product during a calendar quarter. If IBM sells our products alone, we receive 75% of IBM's average selling price for a stand-alone license of our product during a calendar quarter.

         o In Amendment Number 3 and Amendment Number 7, IBM agreed to translate our software into languages other than English for which we are required to pay 115% of the costs associated with the translation. The costs are recovered through the sales of our products outside of the United States by IBM and Lotus by reducing the royalty rate otherwise due to us by 50%. We are permitted to repay the translation costs over an extended period of time, and the repayment is derived solely from earned international royalties. This agreement expired on December 31, 1999.

         o We became an IBM "Business Partner" under Amendment Number 5, which permits us to resell IBM products and pay IBM 50% of the royalty payment received by us.

         o We agreed to perform services for IBM to make its products compatible with and to integrate its products with IBM's WebSphere products in Amendment Number 6 and Amendment Number
                  8. Under Amendment Number 6, we were to receive a minimum amount of license fees equal to the total amount of our expenditures on the project, plus a 20% profit margin. Amendment No. 8 modified the arrangement to provide for our receipt of services revenues equal to the total amount of our expenditures plus a 5% profit margin instead. These amendments further provided for us to receive license fees on bundles of its products with IBM's WebSphere products, calculated, generally, at 50% of the applicable software license agreement royalty rate, as described above.

         o IBM has paid us $350,000 for developing a capability in one of our products so that it supports wireless markup language for IBM's wireless group.

         o We and IBM amended a letter agreement subject to all other terms of the software license agreement to bundle NetObjects Fusion with Lotus' Designer for Domino, extending the term from September 30, 1998 to June 30, 1999 and increasing the minimum amount of license fees payable under the agreement by $500,000 and the minimum number of copies. In April 1999, we entered into a new contract to bundle a version of NetObjects Fusion with Lotus Designer Application Studio for Domino R5, which expired on December 31, 1999. We and IBM also entered into a letter agreement, dated December 22, 1999, in which we granted IBM the right to bundle copies of NetObjects Fusion
                  3.01 with Lotus SmartSuite during calendar year 2000, for which IBM paid us a one-time fee of $1.0 million. We agreed to reimburse IBM for up to $400,000 for promotional and advertising expenditures that IBM incurs in marketing these bundles.

         o IBM granted us a non-exclusive right to incorporate utilities for Lotus FastSite into NetObjects Fusion 5.0 for a one-time fee of $75,000.

         o In March 2000, we and IBM entered into a letter agreement in which we granted IBM the right to bundle copies of NetObject Fusion 5.0 with IBM PC's for a 12-month period, for which IBM agreed to pay us a one-time fee of $2.3 million. We agreed to reimburse IBM for up to $500,000 for promotional and advertising expenditures that IBM incurs marketing these bundles.

         Other License Agreements.

         During fiscal year 1999:

         o We entered into a trademark license agreement with IBM that permits IBM to use the NetObjects trademark on certain products developed by IBM in Japan. IBM must pay us fifty cents for each use.

         o IBM granted us a license to reproduce and create derivative works from and to distribute a value-added version of IBM's Build-IT software until IBM terminates the license. We must pay IBM 10% of the gross revenues received when it distributes the software. There is a minimum royalty of $5 and a maximum royalty of $20 per software bundle.

         o Lotus granted us a license to copy and distribute Lotus FastSite for NAS, version 2.0, a document conversion program for use with NetObjects Authoring Server, for a one-year term. We are obligated to pay Lotus a per copy royalty of 25% of our average selling price up to 5,000 units and 20% of our average selling price for copies in excess of that, but in no event less than $15 per copy. We have granted to Lotus a royalty-free, perpetual right to copy and distribute software it developed that facilitates integration between Lotus FastSite and NetObjects Authoring Server.

         Loan and Security Agreement. Upon completion of our initial public offering in May 1999, we repaid approximately $19.0 million in total principal amount under convertible revolving credit notes issued to IBM Credit corp pursuant to the terms of a revolving loan and security agreement dated December 23, 1997.

         Voting Agreement. In January 1999, we and IBM entered into the IBM Voting Agreement.

Distribution Agreement with Novell

         During fiscal year 1999, Novell bundled NetObjects Fusion with Novell's NetWare for Small Business product offering under a license agreement providing for royalties on a per unit basis as products are sold by Novell. We were entitled to receive a minimum of $500,000 of royalties under the Novell agreement. this license agreement automatically renews for additional one-year periods unless terminated by either party, and is currently in effect. After September 30, 2000, either party may terminate the agreement on 90 days' written notice. Christopher M. Stone, a former Executive Vice President with Novell, was a Director of the Company until January 25, 2000. Blake Modersitzki, Managing Director of Novell Ventures, was elected as a director on January 25, 2000.

Other Transactions

         Novell purchased 333,333 shares of our Series F-2 preferred stock for $9.00 per share, under a stock purchase agreement dated October 16, 1998. Under the stock purchase agreement, Novell received the right to have an observer attend meetings of the board of directors so long as Novell remains the beneficial owner of not less than 1% of our stock, assuming the exercise or conversion of all options and warrants. The board of directors may terminate this right in its discretion at any time as of October 26, 1999.

         During the fiscal year ended September 30, 1999, we sold 44,918 and 37,432 shares of Series E preferred stock at a purchase price of approximately $6.68 per share to Samir Arora and one former executive officer, David Kleinberg, respectively.

         We are a licensee of Rae Technology, Inc. patents under an April 10, 1997 license agreement. Samir Arora is a director, President and a majority shareholder of Rae Technology, Inc. During fiscal year 1999, we reimbursed Rae Technology approximately $30,000 for patent prosecution expenses under the terms of the license agreement.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information regarding the beneficial ownership of the common stock as of April 30, 2000, as adjusted to reflect the sale of the shares of common stock in this offering for (a) each person known to us to own beneficially more than 5% of the common stock, (b) each of our directors, (c) each of the named executive officers and (d) all executive officers and directors as a group. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, or the Commission, and includes shares over which the beneficial owner exercises voting or investment power. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of April 30, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on information provided by these persons, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them:


                                                       Shares Beneficially
                                                 Owned Prior to the Offering (1)
                                                 -------------------------------
Name of Beneficial Owner                               Number        Percent
------------------------                               ------        -------

International Business Machines Corporation (2)       15,552,010      50.0%
New Orchard Road
Armonk, NY 10504

Current Directors:
  Samir Arora (3).......................               1,806,825       5.8
  c/o NetObjects, Inc.
  301 Galveston Drive
  Redwood City, CA 94062

   Robert G. Anderegg                                         --        --

   Lee A. Dayton                                              --        --

   Blake Modersitzki(6)                                    2,083*       --

   John Sculley (4)                                       35,483*       --

   Michael D. Zisman                                          --        --

Named Executive Officers who are not Directors:

c/o NetObjects, Inc.
301 Galveston Drive
Redwood City, CA 94063
  Russell F. Surmanek (5)                                173,248*
  Morris Taradalsky (10)                                 195,422*
  Mark Patton (7)                                        194,516*
  Jack Rotolo (8)                                        184,790*

All directors and executive officers as a group
(10 persons) (9)                                       2,592,367        8.4

--------------------------------------------------------------------------------
* Represents beneficial ownership of less than 1% of the Company's Common Stock.

(1) The number of shares of Common Stock issued and outstanding on April 30, 2000 was 30,791,638. The calculation of percentages is based upon the number of shares of Common Stock issued and outstanding on such date, plus shares of Common Stock subject to options and/or warrants held by the respective persons on

     April 30, 2000 and exercisable within 60 days thereafter. Such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Warrants are assumed to be exercised in full notwithstanding the warrant holders' right to exercise the warrant on a "net" basis by surrendering shares of Common Stock having a value equal to the warrant exercise price upon exercise of the warrant. The persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, except as described below.

(2) Includes warrants to purchase 253,194 shares at approximately $6.68 per share that are exercisable on a net basis and expire on various dates in 2003 and 2004, and warrants to purchase 83,333 shares of Common Stock at $10.80 per share that are exercisable on a net basis and expire in December 2000.

(3) Includes 318,924 shares subject to options to purchase Common Stock held by Mr. Arora that are exercisable within 60 days of April 30, 2000. Also includes 299,457 shares of Common Stock owned by Information Capital LLC, wholly owned by Mr. Arora, and 362,129 shares of Common Stock held by Rae Technology II LLC, of which he is President and owns a majority of the equity interests. Mr. Arora exercises shared voting and dispositive power over the shares held by Rae Technology II LLC, but disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein.

(4) Includes 23,334 shares subject to options to purchase Common Stock held by Mr. Sculley that are exercisable within 60 days of April 30, 2000.

(5) Includes 171,390 shares subject to options to purchase Common Stock held by Mr. Surmanek that are exercisable within 60 days of April 30, 2000.

(6) Includes 2,083 shares subject to options to purchase Common Stock held by Mr. Modersitzki that are exercisable within 60 days of April 30, 2000.

(7) Includes 95,118 shares subject to options to purchase Common Stock held by Mr. Patton that are exercisable within 60 days of April 30, 2000.

(8) All 174,497 shares are subject to options to purchase Common Stock held by Mr. Rotolo that are exercisable within 60 days of April 30, 2000.

(9) Includes 971,041 shares subject to options to purchase Common Stock that are exercisable within 60 days of April 30, 2000 and 362,129 shares of Common Stock held by Rae Technology II LLC.

(10) Includes 185,695 shares subject to options to purchase Common Stock held by Mr. Taradalsky that are subject to expiration on May 18, 2000.

                              SELLING STOCKHOLDERS

         The  following  table  sets  forth the name and the number of shares of common stock beneficially owned by the stockholders listed below as of March 31,
2000,  the  number of shares of common  stock  that may be  offered  by  selling stockholders and the number and percentage of shares to be owned beneficially by the  selling  stockholders  assuming  the  sale of the  shares  offered  by this prospectus. In this prospectus,  the term "selling stockholders" includes donees and pledgees selling shares received from a named  stockholder after the date of this  prospectus.  Except as  otherwise  described  below,  none of the  selling stockholders  has held any office with,  been  employed  by, or otherwise  had a material relationship with us or our affiliates since October 1, 1999.
                                                                                                  Percentage of
                                           Shares of Common Stock       Number of Shares of   Outstanding Shares of
                                         Beneficially Owned Before         Common Stock            Stock After
      Name of Selling Stockholder             Offering (1),(2)            Offered Hereby           Offering (3)
      ___________________________             _______________             ______________           ____________
Donald Cruickshank                                33,284                      29,101                   *
Keith Cruickshank                                627,115                     564,403                   *
DHR International                                  3,350                       3,015                   *
Dominion Capital Management, LLC                   8,757                       7,881                   *
Mason Flemming                                    11,676                      10,508                   *
GC&H Investments                                  12,481                      10,912                   *
James R. Goode                                     6,030                       5,427                   *
Joel T. Grushkin                                   4,029                       3,626                   *
Chuck Kimmel                                       1,884                       1,695                   *
Roy Lessard                                       11,676                      10,508                   *
Mission Ventures Affiliates, LP                   89,971                      78,665                   *
Mission Ventures, LP                             430,096                     376,051                   *
Jeff Phillips                                      1,103                         992                   *
Lee Sharp                                          3,350                       3,015                   *
Jennifer Lynn Shaw Minors Trust                   67,935                      61,141                   *
Jeremy Andrew Shaw Minors Trust                   67,935                      61,141                   *
Peter J. Shaw & Elaine R. Shaw Family
   Trust                                         279,589                     250,921                   *
Gary Shields                                      11,676                      10,508                   *
The Townsend Agency                                4,126                       3,713                   *
Warren Weiner                                     16,884                      14,762                   *
Windward Ventures, LP                            312,041                     272,830                   *
                                                                               -

------------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities that the person has the right to acquire within 60 days of March 31, 2000. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all shares shown beneficially owned by them.

                                       63

(2) In connection with the Sitematic acquisition, each selling shareholder, except as otherwise indicated above, placed in escrow a number of shares equal to one-tenth of the NetObjects stock into which Sitematic shares were converted, plus an additional one-tenth of the number of shares of NetObjects stock into which the cash received by the Sitematic shareholders could be converted at a price of $6.567 per share, until October 4, 2000, under the terms of an escrow agreement dated October 4, 1999, will not be subject to the identified stockholder's direct ownership and control before release from escrow and have not been registered for sale under this prospectus.

(3) Less than one percent of outstanding shares of Common Stock indicated by "*".

                              PLAN OF DISTRIBUTION

The selling stockholders may offer their shares of common stock at various times in one or more of the following transactions:

o on any of the United States securities exchanges where the common stock is listed and traded, including the Nasdaq National Market;

o    in the over-the-counter market;

o in transactions other than on such exchanges or in the over-the-counter market;

o    in connection with short sales of the shares;

o    by pledge to secure debts and other obligations;

o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

o    in a combination of any of the above transactions.

The selling stockholders may sell their shares of common stock at market prices prevailing at the time of sale, at prices related to such prices, at negotiated prices, or at fixed prices.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our capital stock and provisions of our restated certificate of incorporation and restated bylaws is a summary only and is not a complete description. Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 6,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

         As  of  April  30,  2000,   30,791,638  shares  of  common  stock  were
outstanding and held of record by 227 stockholders. Each holder of common stock is entitled to the following:

         o        one vote per share;

         o dividends as may be declared by our board of directors out of funds legally available therefor subject to the rights of any preferred stock that may be outstanding; and

         o his, her or its pro rata share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

         Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any shares of our common stock or other securities. All the outstanding shares of common stock are fully paid and nonassessable. As of April 30, 2000, 1,567,714 shares of common stock were issuable upon exercise of outstanding options at a weighted average exercise price of $5.59 per share.

Preferred Stock

         Our board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more Series and to fix and determine the relative rights and preferences of the shares constituting any Series to be established without any further vote or action by the stockholders. Any shares of preferred stock so issued may have priority over the common stock with respect to dividend, liquidation and other rights. As of April 30, 2000, there are no shares of preferred stock outstanding and we have no current intention to issue any shares of preferred stock.

Warrants to Purchase Common Stock

         As of April 30, 2000, IBM held outstanding warrants to purchase 189,062 and 64,133 shares of common stock with an exercise price of $6.68, that expire in October 2003 and February 2004, respectively, and 83,333 shares of common stock with an exercise price of $10.80 and an expiration date in December 2000.

Voting and Other Matters

         The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under some circumstances, have the effect of delaying, deferring or preventing a change of control.

Antitakeover  Effects of  Provisions  of  NetObjects'  Restated  Certificate  of
   Incorporation and Amended and Restated Bylaws

         The restated certificate of incorporation contains provisions relating to the rights and powers of IBM that could have the effect of delaying, deferring or preventing a change in control of NetObjects. For a description of the risks associated with IBM's control of us, see "Risk Factors: IBM can act in ways that may be disadvantageous to us, such as competing with us, investing in our competitors and taking advantage of corporate opportunities."

         Special meetings of the stockholders may be called only by the board of directors, the chairman of the board of directors, the chief executive officer or any holder of at least 25% of our outstanding common stock. The amended and restated bylaws provide that stockholders seeking to bring business before, or to nominate directors at, an annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be received by our Secretary not less than 120 calendar days nor more than 150 calendar days before the date of our proxy statement sent to stockholders for the prior year's annual meeting. The amended and restated bylaws also contain notice provisions in the event that no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than 30 days. The amended and restated bylaws also contain specific requirements for the form of a stockholder's notice. These provisions may preclude or deter some stockholders from bringing matters before the stockholders or from making nominations of directors, and may have the effect of delaying, deferring or preventing a change in control of our company.

Contractual Agreements Relating to Voting

         Under the voting agreement, IBM has agreed, in some circumstances, that it shall not be permitted to elect more than three of the six directors, notwithstanding its position as our majority stockholder. For a description of the terms of this agreement, see "Management-Contractual Arrangements."

Waiver of Delaware Antitakeover Statute

         Section 203 of the DGCL generally prohibits a publicly-held Delaware corporation from engaging in a merger, asset sale or other transaction resulting in a financial benefit with any person who, together with affiliation and association, owns, or within three years, did own, 15% or more of a corporation's voting stock. The prohibition continues for a period of three years after the date of the transaction in which the person became an owner of 15% or more of the corporation's voting stock unless the business combination is approved in a prescribed manner. The statute could prohibit or delay, defer or prevent a "change in control" with respect to NetObjects. However, we have waived the provisions of Section 203 by an amendment to our restated certificate of incorporation.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is EquiServe.

Registration Rights

         In the event we propose to register any of our securities under the Securities Act is an underwritten primary registration our second amended and restated registration rights agreement gives IBM rights to include the shares that we have been requested to register pursuant to "piggyback" rights, subject to any limitation set by the underwriters on the number of shares included in the registration. Also, IBM may require us to use our best efforts, not more than twice, to file a registration statement under the Securities Act, at our expense, with respect to IBM's shares of common stock. None of the shares of any stockholder have been registered for sale in this offering. IBM also may require us to use our best efforts to file up to two registration statements on Form S-3, at the expense of IBM, provided that the aggregate offering price net of underwriting discounts and commissions for each registration is not less than $500,000. IBM may assign its registration rights to any person to whom it transfers at least 1,000,000 shares of common stock.

                                  LEGAL MATTERS

         The validity of the common stock being offered hereby will be passed upon for NetObjects by McCutchen, Doyle, Brown & Enersen, LLP, Palo Alto, California. Alan Kalin, a partner in the firm of McCutchen, Doyle, Brown & Enersen, LLP, serves as our Secretary and indirectly beneficially owns 11,583 shares of the common stock.

                                     EXPERTS

         The consolidated balance sheets of NetObjects, Inc. and subsidiaries as of September 30, 1997, 1998 and 1999, the related financial statement schedule and the consolidated statements of operations and comprehensive loss, stockholders' deficit and cash flows for each of the years in the three-year period ended September 30, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         The balance sheet of Sitematic Corporation as of September 30, 1999 and the related statement of operations, stockholders' deficit and cash flows for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock pursuant to be sold under this prospectus. Prior to the offering we were not required to file reports with the Commission. This prospectus does not contain all the information set forth in the registration statement. For further information about NetObjects and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contracts, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the registration statement.

         The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the Commission's Public Reference facility maintained by the Commission, 450 Fifth Street, N.W, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the Commission is available at the web site maintained by the Commission on the world wide web at http://www.sec.gov.

         We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.


                          INDEX TO FINANCIAL STATEMENTS


NETOBJECTS, INC. AND SUBSIDIARIES

Annual Financial Statements for the Fiscal Year Ended September 30, 1999

Independent Auditors' Report                                                                             F-2

Consolidated Balance Sheets as of September 30, 1999 and 1998                                            F-3

Consolidated Statements of Operations and Comprehsensive Loss for
    the years ended September 30, 1999, 1998, 1997                                                       F-4

Consolidated Statements of Stockholders' Equity/(Deficit) for the years ended
    September 30, 1999, 1998, 1997                                                                       F-5

Consolidated Statements of Cash Flows for the years ended September 30, 1999, 1998 and 1997              F-6

Notes to Consolidated Financial Statements                                                               F-7

Financial Statement Schedules                                                                            F-19

Interim Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2000 and 1999                            F-20

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
   for the three- and six-months ended March 31, 2000 and 1999                                           F-21

Unaudited Condensed Consolidated Statements of Cash Flows for the six-months ended March 31, 2000 and    F-22
   1999

Notes to Unaudited Condensed Consolidated Financial Statements                                           F-23

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Financial Information Basis of Presentation                                          F-28


Unaudited Pro Forma Condensed Combined Statement of Operations
   for the year ended September 30, 1999                                                                 F-29

Notes to Unaudited Pro Forma Condensed Combined Financial Statements                                     F-30

SITEMATIC CORPORATION

Independent Auditors' Report                                                                             F-32

Balance Sheet as of September 30, 1999                                                                   F-33

Statement of Operations for the years ended September 30, 1999                                           F-34

Statements of Cash Flows for the year ended September 30, 1999                                           F-35

Statements of Stockholders' Deficit for the year ended September 30, 1999                                F-36

Notes to Financial Statements                                                                            F-37


                          Independent Auditors' Report

The Board of Directors
NetObjects, Inc.:

         We have audited the accompanying consolidated balance sheets of NetObjects, Inc. and subsidiary (the Company), a majority owned subsidiary of IBM Corporation, as of September 30, 1999 and 1998, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 1999, and the Financial Statement Schedule as listed in the accompanying index. These consolidated financial statements and related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetObjects, Inc. and subsidiary, a majority owned subsidiary of IBM Corporation, as of September 30, 1999 and 1998, and the results of their operations and comprehensive loss and their cash flows for each of the years in the three-year period ended September 30, 1999, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                                    KPMG LLP

Mountain View, California
November 5, 1999


                                                          NETOBJECTS, INC.
                                                           AND SUBSIDIARY
                                          (A Majority Owned Subsidiary of IBM Corporation)
                                                     Consolidated Balance Sheets
                                           (In thousands, except share and per share data)

                                                                                                               September 30,
                                                                                                        ---------------------------
                                                                                                          1999              1998
                                                                                                        ---------         ---------
                                      Assets
Current assets:
   Cash and cash equivalents                                                                            $  23,623         $     459
   Short-term investments                                                                                   9,331              --
   Accounts receivable, net of allowances of $908 and
     $2,263 as of September 30,
     1999 and 1998, respectively                                                                            6,065             2,292
   Prepaid expenses and other current assets                                                                1,486               754
                                                                                                        ---------         ---------
          Total current assets                                                                             40,505             3,505

Property and equipment, net                                                                                 2,204             1,640

Total assets                                                                                            $  42,709         $   5,145
                                                                                                        =========         =========

                       Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable                                                                                        $   2,489         $   4,723
Notes payable to IBM and IBM Credit                                                                          --              20,666
Accrued compensation                                                                                        1,068             1,690
Other accrued liabilities                                                                                   1,657             1,066
Deferred revenue from IBM                                                                                    --               5,121
Other deferred revenue                                                                                        988               169
Current portion of capital lease obligations                                                                  281               299
                                                                                                        ---------         ---------
Total current liabilities                                                                                   6,483            33,734

Capital lease obligations, less current portion                                                              --                --
                                                                                                        ---------         ---------
                                                                                                               54               336
                                                                                                        ---------         ---------
   Stockholders' Equity (Deficit):

   Convertible preferred stock, $0.01 par value, 0 and 15,783,333 shares authorized as of September 30, 1999 and 1998, respectively. 0 and 11,576,937
   shares issued and outstanding as of September 30, 1999 and 1998, respectively                             --                 109

   Preferred stock, $0.01 par value, 6,000,000 and 0 shares authorized as of
   September 30, 1999 and 1998, respectively. 0 shares issued and outstanding as
   of September 30, 1999 and 1998                                                                            --                --

   Common stock, $0.01 par value; 60,000,000 and 28,333,333 shares authorized as of September 30, 1999 and 1998, respectively. 24,755,960 and 2,001,186 shares
   issued and outstanding as of September 30, 1999 and 1998, respectively                                     248                20

   Additional paid in capital                                                                             110,810            18,318
   Notes receivable from stockholders                                                                         (23)             (113)
   Accumulated other comprehensive income (losses)                                                            (30)             --
   Deferred stock-based compensation                                                                       (1,205)             (541)
   Accumulated deficit                                                                                    (73,628)          (46,718)
                                                                                                        ---------         ---------
       Total stockholders' equity (deficit)                                                                36,172           (28,925)
                                                                                                        ---------         ---------
Total liabilities and stockholders' equity (deficit)                                                    $  42,709         $   5,145
                                                                                                        =========         =========

                      The accompanying notes are an integral part of these consolidated financial statements.


                                                          NETOBJECTS, INC.
                                                           AND SUBSIDIARY
                                                (A Majority Owned Subsidiary of IBM)
                                     Consolidated Statement of Operations and Comprehensive Loss
                                           (In thousands, except share and per share data)

                                                                                         Year Ended September 30,
                                                                           --------------------------------------------------------
                                                                               1999                  1998                  1997
                                                                           ------------          ------------          ------------
Revenues:
   Software license fees                                                   $     13,566          $      9,703          $      7,392
   Service revenues                                                               2,178                  --                    --
   Software license fees from IBM                                                 3,689                 2,700                   175
   Service revenues from IBM                                                      2,782                 2,867                  --
                                                                           ------------          ------------          ------------
     Total revenues                                                              22,215                15,270                 7,567
                                                                           ------------          ------------          ------------

Cost of revenues:
   Software license fees                                                          1,817                 2,531                   772
   Service revenues                                                               2,295                  --                    --
   Service revenues from IBM                                                      2,113                 2,562                  --
                                                                           ------------          ------------          ------------
     Total cost of revenues                                                       6,225                 5,093                   772
                                                                           ------------          ------------          ------------

Gross profit                                                                     15,990                10,177                 6,795
                                                                           ------------          ------------          ------------

Operating expenses:
   Sales and marketing                                                           18,800                17,114                12,161
   Research and development                                                       9,358                10,231                 8,436
   General and administrative                                                     4,314                 3,575                 3,762
   Stock-based compensation                                                         559                   227                  --
                                                                           ------------          ------------          ------------
     Total operating expenses                                                    33,031                31,147                24,359
                                                                           ------------          ------------          ------------

Operating income (loss)                                                         (17,041)              (20,970)              (17,564)

Interest income (expense)                                                          (715)               (1,194)                 (234)
Accretion of discount on debt                                                    (1,653)                 --                    --
Interest on beneficial conversion feature of
 convertible debt                                                                (7,457)                 --                    --
                                                                           ------------          ------------          ------------
   Income (loss) before income taxes                                            (26,866)              (22,164)              (17,798)
                                                                           ------------          ------------          ------------

Income taxes                                                                         44                    60                     1
                                                                           ------------          ------------          ------------

   Net income (loss)                                                            (26,910)              (22,224)              (17,799)

Translation adjustment                                                              (30)                 --                    --

   Comprehensive loss                                                      $    (26,940)         $    (22,224)         $    (17,799)
                                                                           ============          ============          ============

Basic and diluted net income (loss) per share                              $      (2.40)         $     (12.26)         $     (10.45)
                                                                           ============          ============          ============

Shares used to calculate basic and diluted
 net income (loss) per share                                                 11,215,118             1,812,484             1,702,726
                                                                           ============          ============          ============

                       The accompanying notes are an integral part of these consolidated financial statements.

                                       NETOBJECTS INC. AND SUBSIDIARY
                                    (A Majority Owned Subsidiary of IBM)
                           Consolidated Statements of Stockholders' Equity/(Deficit)
                                    Three Years Ended September 30, 1999
                                               (In thousands)


                                         Preferred Stock      Common Stock      Additional       Deferred
                                         ----------------   ---------------        Paid-        Stock-Based
                                         Shares    Amount   Shares   Amount     in-Capital      Compensation
                                         ------    ------   ------   ------     ----------      ------------

Balance at September 30, 1996             6,300      45     1,892      19        5,417                 -
Exercise of stock options                     -       -       127       1           15                 -
Issuance of common stock                      -       -         2       -            1                 -
Repurchase of restricted stock                -       -      (164)     (2)         (18)                -
Warrants exercised                        4,871      48         -       -        8,400                 -
Issuance of Series E and F warrants           -       -         -       -          298                 -
Conversion of Series A, B, and C             (1)     12`        -       -          (12)                -
   preferred stock to Series E
   preferred stock
Issuance of Series E preferred stock        225       2         -       -        1,498                 -
Net loss                                      -       -         -       -            -                 -
                                         ------    ------   ------  ------      -------         ------------
Balance at September 30, 1997            11,395     107     1,857      18       15,599                 -
Exercise of stock options                     -       -       144       2           89                 -
Issuance of common stock                      -       -        18       -          116                 -
Repurchase of restricted stock                -       -      (18)       -           (2)                -
Warrant to purchase Series F
   preferred stock                            -       -        -        -          535                 -
Issuance of Series E preferred stock        182       2        -        -        1,213                 -
Repayment of stockholder notes
   receivable                                 -       -        -        -           -                  -

Deferred compensation related to              -       -        -        -          768              (768)
   stock option grants
Amortization of stock-based                   -       -        -        -           -                227
   compensation

Net loss                                      -       -        -        -           -                  -
                                         ------    ------  ------   ------      -------         ------------
Balance at September 30, 1998            11,577     109     2,001      20       18,318              (541)
Exercise of stock options                     -       -       541       5          588                -
Issuance of common stock to                   -       -        33       -          316                -
   non-employees
Issuance of common stock pursuant to          -       -        13       -           76                -
   ESPP

Repurchase of restricted stock                -       -       (30)      -           (6)               -
Warrants exercised                          652       7         -       -        1,181                -
Warrants to purchase Series E                 -       -         -       -          120                -
   preferred stock
Issuance of in-the-money convertible          -       -         -       -        8,776                -
   debt and warrants to purchase
   Series E preferred stock
Issuance of Series F preferred              389       4         -       -        3,466                -
   stock, net of $30 in issuance
   costs

Issuance of Series E preferred               82       1         -       -          482                -
   stock, net of $67 in issuance
   costs

Cashless exercise of C warrants for           -       -     1,356      14          (14)               -
   common stock
Issuance of common stock at IPO, net          -       -     6,000      60       64,862                -
   of $7,076 in issuance costs
Conversion of Series A, C, E, and F     (12,700)   (121)   12,700     127           (6)               -
   preferred stock to common stock
Issuance of common stock for Series
   A, C, E and F preferred stock
Convertible debt and interest                 -       -     2,142      22       11,428                -
   converted to common stock
Repayment of stockholder notes                -       -        -        -            -                -
   receivable

Deferred compensation related to              -       -        -        -        1,223            (1,223)
   stock option grants
Amortization of stock-based                   -       -        -        -           -                559
   compensation

Translation adjustment                        -       -        -        -            -                 -
Net loss                                      -       -        -        -            -                 -
                                         ------    ------  ------   ------     -------          ------------
Balance at September 30, 1999                 -       -    24,756     248      110,810            (1,205)
                                         ======    ======  ======   ======     =======          ============





                                      Notes Receivable  Accumulated Other                     Total
                                            from          Comprehensive    Accumulated    Stockholders'
                                        Stockholders          Loss           deficit     Equity (Deficit)
                                      ----------------  -----------------  ------------ -----------------
Balance at September 30, 1996                 (143)              -             (6,695)         (1,357)
Exercise of stock options                       -                -               -                16
Issuance of common stock                        -                -               -                 1
Repurchase of restricted stock                  -                -               -               (20)
Warrants exercised                              -                -               -             8,448
Issuance of Series E and F warrants             -                -               -               298
Conversion of Series A, B, and C                -                -               -                -
   preferred stock to Series E
   preferred stock
Issuance of Series E preferred stock            -                -               -              1,500
Net loss                                        -                -            (17,799)        (17,799)
                                      ----------------  -----------------  ------------ -----------------
Balance at September 30, 1997                 (143)               -           (24,494)         (8,913)
Exercise of stock options                       -                 -               -               91
Issuance of common stock                        -                 -               -              116
Repurchase of restricted stock                  -                 -               -               (2)
Warrant to purchase Series F                    -                 -               -              535
   preferred stock
Issuance of Series E preferred stock            -                 -               -            1,215
Repayment of stockholder notes                  30                -               -               30
   receivable

Deferred compensation related to                -                 -               -                -
   stock option grants
Amortization of stock-based                     -                 -               -              227
   compensation
Net loss                                        -                 -           (22,224)        (22,224)
                                      ----------------  -----------------  ------------ -----------------
Balance at September 30, 1998                 (113)               -           (46,718)        (28,925)
Exercise of stock options                       -                 -               -               593
Issuance of common stock to                     -                 -               -               316
   non-employees
Issuance of common stock pursuant to            -                 -               -                76
   ESPP

Repurchase of restricted stock                  -                 -               -                (6)
Warrants exercised                              -                 -               -             1,188
Warrants to purchase Series E                   -                 -               -               120
   preferred stock
Issuance of in-the-money convertible            -                 -               -             8,776
   debt and warrants to purchase
   Series E preferred stock
Issuance of Series F preferred                  -                 -               -             3,470
   stock, net of $30 in issuance
   costs

Issuance of Series E preferred                  -                 -               -               483
   stock, net of $67 in issuance costs

Cashless exercise of C warrants for             -                 -               -                 -
   common stock
Issuance of common stock at IPO, net            -                 -               -            64,922
   of $7,076 in issuance costs
Conversion of Series A, C, E, and F             -                 -               -                 -
   preferred stock to common stock
Issuance of common stock for Series             -                 -               -                 -
   A, C, E and F preferred stock
Convertible debt and interest                   -                 -               -            11,450
   converted to common stock
Repayment of stockholder notes                  90                -               -              90
   receivable

Deferred compensation related to                -                 -               -                 -
   stock option grants
Amortization of stock-based                     -                 -               -               559
   compensation

Translation adjustment                          -                (30)             -             (30)
Net loss                                        -                 -           (26,910)        (26,910)
                                      ----------------  -----------------  ------------ -----------------
Balance at September 30, 1999                  (23)             (30)          (73,628)         36,172
                                      ================  =================  ============ =================


           The accompanying notes are an integral part of these consolidated financial statements.

                                                   NETOBJECTS, INC. AND SUBSIDIARY
                                                (A Majority Owned Subsidiary of IBM)
                                                Consolidated Statements of Cash Flows
                                                           (In thousands)

                                                                                               Year Ended September 30,
                                                                                         ------------------------------------------
                                                                                           1999             1998            1997
                                                                                         --------         --------         --------
Cash used in operating activities:
Net loss                                                                                 $(26,940)        $(22,224)        $(17,799)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                            1,119            1,104              697
   Accretion of discount on borrowings                                                      1,653              201             --
   Nonrecurring interest charge on beneficial conversion feature of
   convertible debt                                                                         7,457             --               --
   Amortization of deferred stock-based compensation                                          559              227             --
   Changes in operating assets and liabilities:                                              --
     Accounts receivable                                                                   (3,772)            (275)          (2,018)
     Prepaid expenses and other current assets                                               (234)            (306)              27
     Accounts payable                                                                      (1,919)           2,205              721
     Accrued compensation                                                                    (622)             649              699
     Other accrued liabilities                                                                810              382              685
     Deferred revenue                                                                      (4,301)            (999)           6,186
     Interest payable                                                                         321             --               --
                                                                                         --------         --------         --------
         Net cash used in operating activities                                            (25,869)         (19,036)         (10,802)
                                                                                         --------         --------         --------

Cash used in investing activities:

   Purchases of property and equipment                                                     (1,684)            (792)          (1,028)
   Bridge loan to Sitematic Corporation                                                      (500)            --               --
   Purchases of short-term investments                                                    (16,000)            --               --
   Maturities of short-term investments                                                     6,669             --               --
                                                                                         --------         --------         --------
         Net cash used in investing activities                                            (11,515)             792)          (1,028)
                                                                                         --------         --------         --------

Cash used in financing activities:

   Proceeds from short-term borrowings                                                      3,421           21,000            1,050
   Repayments of short-term borrowings                                                    (24,421)          (2,050)            --
   Proceeds from convertible debt                                                          12,910             --               --
   Repayment of convertible debt                                                           (2,000)            --               --
   Payment on capital lease obligations                                                      (298)            (300)            (252)
   Proceeds from issuance of preferred stock, net of issuance costs                         5,262            1,215           10,246
   Proceeds from issuance of common stock, net of issuance costs                           65,584               91               17
   Repurchases of common stock                                                               --                 (2)             (20)
   Repayment of stockholder notes receivable                                                   90               30             --
                                                                                         --------         --------         --------
         Net cash provided by financing activities                                         60,548           19,984           11,041
                                                                                         --------         --------         --------
Net increase (decrease) in cash                                                            23,164              156             (789)
Cash and cash equivalents at beginning of period                                              459              303            1,092
                                                                                         --------         --------         --------

Cash and cash equivalents at end of period                                               $ 23,623         $    459         $    303
                                                                                         ========         ========         ========
Supplemental disclosures of cash flow information:

   Interest paid                                                                         $  1,471         $    753         $    293
   Noncash investing and financing activities:
     Equipment recorded under capital leases                                             $    335         $    634         $    934
     Deferred stock-based compensation                                                   $  1,223         $    768         $   --
     Discount on borrowings                                                              $  1,653         $    535         $    298
     Stock issued in exchange for services                                               $    316         $   --           $   --
     Common stock issued in exchange for note receivable                                 $   --           $    116         $   --

                       The accompanying notes are an integral part of these consolidated financial statements.

                         NETOBJECTS, INC. AND SUBSIDIARY
                      (A Majority Owned Subsidiary of IBM)

                   Notes to Consolidated Financial Statements
                 (in thousands, except share and per share data)

1.  Description of the Business

         The Company was incorporated in Delaware on November 21, 1995 and became a majority-owned subsidiary of IBM on April 11, 1997. The transaction did not result in a new accounting basis for financial reporting purposes of the Company. In fiscal 1998, the Company changed its fiscal year end from September 30 to the Saturday nearest September 30. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

         On May 7, 1999, the Company completed its initial public offering. At that time, all series of convertible preferred shares outstanding were converted to common stock.

         NetObjects provides software and solutions that enable small businesses and large enterprises to build, deploy and maintain Internet and intranet web sites and applications.

2.  Summary of Significant Accounting Policies

              The accompanying consolidated financial statements of NetObjects, Inc. and subsidiary (a majority owned subsidiary of IBM) ("the Company" or
"NetObjects") have been prepared in accordance with generally accepted accounting principles. Certain 1998 amounts have been reclassified to conform to the 1999 basis of presentation.

              Consolidation Principles

              The accompanying consolidated accounts and financial statements include the accounts of the Company and its wholly-owned subsidiary, NetObjects, Ltd. All intercompany transactions have been eliminated in consolidation.

              Estimates and Assumptions

              In  preparing  these  financial  statements,  management  has made estimates and assumptions that effect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

              Foreign Currency Translation

              The functional currency of the Company's foreign subsidiary is its local currency. Adjustments arising from the translation of the subsidiary financial statements are reflected as a separate component of stockholder's equity. Foreign currency transaction gains and losses are included in the consolidated statements of operations.

              Revenue Recognition

              The  Company   recognizes  revenue  in  accordance  with  American
Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition.

              Through September 30, 1998, the Company recognized revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 91-1, Software Revenue Recognition. Software license fees were generally recognized upon delivery to distributors, net of an allowance for estimated returns, price protection and rebates, provided no significant obligations of the Company remained and collection for the resulting receivable was probable.

              Under SOP 97-2, which was adopted by the Company in fiscal 1999, software license revenue is recognized upon delivery of the software, when persuasive evidence of an agreement exists, and provided the fee is fixed, determinable, and collectible, and the arrangement does not involve significant customization of the software.

Maintenance and service revenue are recognized on a straight-line basis over the term of the maintenance agreement. In addition, SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements.

              The fair value of an element must be based on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value for all elements in a multiple-element arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered.

              Software license fees are generally recognized upon delivery to distributors, net of an allowance for estimated returns, price protection and rebates, provided no significant obligations of the Company remained and collection for the resulting receivable was probable. The Company receives inventory on hand and sales information from its significant distributors on a periodic basis. The allowance for returns and price protection is determined based on a comparison of inventory on hand in the distribution channel to historical sales made by the distributors to their respective customers. This analysis is performed on a product line basis to estimate potential excess inventory in the distribution channel. The allowance for rebates is based upon contractual rebate rates certain distributors earn upon selling products to their respective customers. Software license fees earned from products bundled with original equipment manufacturer's (OEM) products are recognized either upfront, if the OEM vendor commits to a quantity and a fixed price with no right of return or, if the volumes are not committed, upon the OEM shipping bundled products to its customer. IBM and Lotus are considered OEMs for purposes of this accounting policy. See Note 8 for a discussion of software license fees from IBM.

              Service revenue from maintenance agreements for support and upgrades of existing products are deferred and recognized ratably over the term of the contract, which typically is 12 months. Service revenue for training and consulting services are recognized as the services are performed. See Note 8 for a discussion of service revenue from IBM.

              In December 1998, AcSEC issued SOP 98-9 Software Revenue Recognition, with Respect to Certain Arrangements, which requires recognition of revenue using the "residual method" in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method", the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2. The Company will adopt SOP 98-9 in fiscal 2000 and does not expect that its adoption will have a significant impact on the Company's results of operations.

              Stock-Based Compensation

              The Company accounts for its stock-based compensation plans using the intrinsic value method. Deferred stock-based compensation expense is recorded if, on the date of the grant, the current market value of the underlying stock exceeds the exercise price. The Company amortizes deferred stock-based compensation in accordance with FASB Interpretation 28.

              Net Loss Per Share

              Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock, excluding shares of common stock subject to repurchase. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential common shares from stock subject to repurchase, options and warrants to purchase common stock using the treasury stock method and from convertible securities using the "as if-converted" basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive. To date, the Company has not had any issuances or grants for nominal consideration.

              Diluted net loss per share for the year ended September 30, 1999, does not include the effect of approximately 3,045,869 stock options with a weighted-average exercise price of $4.42 per share, 4,614,550 common stock warrants with a weighted-average exercise price of $7.49 per share, or 37,594 shares of common stock issued and subject to repurchase at a weighted-average exercise price of $0.12, because their effects are antidilutive.

              Diluted net loss per share for the year ended September 30, 1998, does not include the effect of approximately 11,576,937 (on an "as if-converted" basis) shares of convertible preferred stock outstanding, 2,466,694 stock options with a weighted-average exercise price of $1.32 per share, 6,650,006 preferred stock warrants with a weighted-average exercise price of $5.60 per share, or 88,177 shares of common stock issued and subject to repurchase at a weighted-average exercise price of $0.12, because their effects are antidilutive.

         Diluted net loss per share for the year ended September 30, 1997, does not include the effect of approximately 11,394,965 (on an "as if-converted" basis) shares of convertible preferred stock outstanding, 2,517,670 stock options with a weighted-average exercise price of $1.20 per share, 6,650,006 preferred stock warrants with a weighted-average exercise price of $5.60 per share, or 134,524 shares of common stock issued and subject to repurchase at a weighted-average exercise price of $0.12, because their effects are antidilutive.

              Property and Equipment

              Fixed assets are stated at cost and depreciated over the useful life of the related asset on a straight-line basis. Leasehold improvements and assets recorded under capital leases are amortized on a straight-line basis over the lesser of the related asset's estimated useful life or the remaining lease term.

         The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the carrying amount of the asset and its fair value. To date, the Company has made no adjustments to the carrying values of its long-lived assets.

              Research and Development

              Research and development costs are expensed as incurred up to the point that technological feasibility is established. To date, the Company has not capitalized any software development costs as software development has been completed concurrent with the establishment of technological feasibility.

              Accumulated Other Comprehensive Losses

              Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. To date, accumulated other comprehensive losses have consisted entirely of foreign currency translation adjustments. The tax effects of translation adjustments were not significant.

              Recent Accounting Pronouncements

              In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 is effective as of the beginning of the first quarter of the fiscal year beginning after June 16, 2000. The Company is determining the effect of SFAS 133 on its financial statements.

         In February 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidelines to assist management in determining when software products developed or purchased for internal use should be expensed or capitalized. The Company does not expect SOP 98-1 to have a material effect on its financial condition or results of operations. The Company is determining the effect of SAB101 on its financial statements for revenue recognized after September 30, 2000.

              Income Taxes

              Income taxes are recorded using the asset and liability method. The Company's tax provision for all years has been calculated on a stand-alone basis. Deferred tax liabilities and assets are recognized for the expected future tax consequences attributable to differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

              Cash, cash equivalents and short-term investments

              The Company considers cash held in checking accounts and highly liquid investments held in money-market funds and certificates of deposit with maturities of 90 days or less at the date of purchase to be cash equivalents.

              Short-term investments consisting of high-quality commercial paper having maturities of 90 to 180 days at September 30, 1999, were classified as held to maturity, and measured at amortized cost. The Company does not hold equity securities for investment purposes.

              Concentration of Credit Risk

              Accounts receivable has the potential to subject the Company to concentrations of credit risk. The Company evaluates its customer's financial condition prior to extending terms, performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. As necessary, the Company maintains an allowance for doubtful accounts and to date the use of such allowances has been within management estimates.

              For the year ended September 30, 1999, software license fees and service revenue from IBM represented approximately 29% of total revenues, while three other customers accounted for approximately 24% of total revenues. No other customer accounts for more than 5% of total revenues.

              For the year ended September 30, 1998, software license fees and service revenue from IBM represented approximately 36% of total revenues. Sales to one other customer accounted for 29% of total revenues.

              The Company's principal markets are North America, Europe and Japan. International sales represented approximately 23%, 16% and 15% of revenues for the fiscal years ended September 30, 1999, 1998 and 1997.

              Fair Value of Financial Instruments

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that fair values be disclosed for most of the Company's financial instruments. The carrying amounts of cash and cash equivalents, short term investments, account receivable, accounts payable, accrued compensation, other accrued liabilities, and notes payable approximate fair value because of the short maturity of these instruments.

              Advertising Expense

              The cost of advertising is expensed as incurred and included in selling and marketing expenses. For the years ended September 30, 1999, 1998 and 1997, those expenses totaled approximately $7.2 million, $5.8 million, and $4.9 million, respectively.

              Employee Benefits Plan

              The Company has established a qualified savings plan for employees under Section 401(k) of the Internal Revenue Service Code, in which employees may defer as much as 15% of their pretax annual salary up to the statutory limits. The Company does not contribute to the Benefit Plan.

3.  Property and Equipment

    Property and equipment consisted of the following (in thousands):

                                                              September 30,
                                                           --------------------
                                                            1999          1998
                                                           -------      -------
Computer equipment and software                            $ 2,963      $ 2,166
Furniture and equipment                                        651          559
Leasehold improvements                                       1,589          795
                                                           -------      -------
                                                             5,203        3,520

Less accumulated depreciation and amortization              (2,999)      (1,880)
                                                           -------      -------

Total property and equipment                               $ 2,204      $ 1,640
                                                           =======      =======


Equipment recorded under capital leases is $1.2 million and the related accumulated amortization is $912 thousand as of September 30, 1999.

4.  Stockholder's Equity (Deficit)

              Capital stock

              On March 14, 1997, the Company issued warrants to purchase 274,604, 105,511, 73,190, 109,783, 188,636, 13,581 and 10,551 shares of Series F preferred stock, originally classified as Series D preferred stock, respectively, at a purchase price of $10.80 per share, to Perseus U.S.
Investors, L.L.C., Rae Technology, LLC, Venrock Associates, L.P., Venrock Associates II, L.P., Norwest Equity Partners V, John Sculley and Studio Archetype, respectively. On December 23, 1997, the Company issued a warrant to purchase 83,333 shares of Series F preferred stock, at a purchase price of $10.80 per share, to IBM Credit Corp. These warrants are exercisable for three years from the date of issuance. At the closing of the Company's initial public offering (IPO), these warrants became exercisable for common stock. The holders of the warrants may surrender them on a cashless exercise basis by surrendering shares of common stock as payment of the exercise price.

              In connection with IBM's acquisition of approximately 80% of our stock on April 11, 1997, the Company issued a warrant to IBM to purchase up to 3,482,838 shares of Series E preferred stock at an exercise price of approximately $6.68 per share. This warrant expires on April 11, 2000 and became exercisable for common stock at the closing of the IPO.

              On October 8, 1998, the Company entered into  Convertible Note and
Warrant Purchase Agreements with IBM and Perseus Capital LLC. Principal and accrued interest on these notes was converted into Series E-2 preferred stock at $5.35 per share upon the completion of the Company's initial public offering
(IPO). The Company recorded a $7.5 million nonrecurring interest charge in fiscal 1999 to account for the "in-the-money" conversion right of the convertible notes. These notes totaling $10.9 million were converted automatically into 2,141,713 shares of common stock at the IPO.

              In connection with the Convertible Note and Warrant Purchase Agreement, the Company issued warrants to acquire 163,715 shares of Series E-2 preferred stock at an exercise price of $6.68 per share. The Company determined the fair value of these warrants at the date of grant using the Black-Scholes pricing model with the following assumptions: a risk-free interest rate of 6%; an expected life of five years; volatility of 65%; and no dividend yield. The resulting interest expense of $887,000, which appears on our statement of operations as a portion of the accretion of discount on debt, was fully amortized during the year ended September 30, 1999. The warrants remain outstanding and are exercisable for shares of common stock at any time before October, 2003.

              On October 16, 1998, NetObjects entered into a Stock Purchase Agreement with Novell authorizing the sale and issuance of 333,333 shares of Series F-2 preferred stock at a purchase price of $9.00 per share for an aggregate price of $3 million. The transaction closed on October 26, 1998. At that time, Novell received a warrant to purchase an additional 16,666 shares of Series F-2 preferred stock at $9.00 per share. The warrant was exercisable only if the Company did not complete an initial public offering with aggregate proceeds of more than $30 million by December 31, 2000 and it expired unexercised.

              On October 28, 1998, NetObjects entered into a Stock Purchase Agreement with MC Silicon Valley, a subsidiary of Mitsubishi, authorizing the sale and issuance of 55,555 shares of Series F-2 preferred stock at a purchase price of $9.00 per share, for an aggregate price of $500,000. The transaction closed on November 10, 1998. At the time of the IPO, these share of Series F-2 preferred stock were converted into common stock.

              In connection with notes issued to IBM, the Company issued warrants to acquire 51,335 shares of Series E-2 preferred stock at an exercise price of $6.68 per share. The Company determined the fair value of these warrants at the date of grant using the Black-Scholes pricing model. The resulting discount of $432,000 was accounted for as additional paid-in capital and was fully amortized in fiscal 1999. The warrants are exercisable for common stock at any time before February, 2004.

              In May 1999, the Company sold 6,000,000 shares of its common stock through its IPO. Net proceeds from the offering were approximately $65 million after deducting the underwriting discount and other offering expenses. At the time of the IPO, all of the Company's then authorized shares of preferred stock were eliminated and all outstanding shares of preferred stock and convertible debt automatically converted into 14,056,093 and 2,141,713 shares of common stock, respectively. All outstanding warrants that were not exercised upon the IPO became warrants to purchase common stock.

              In the fiscal year ended September 30, 1999, the Company issued common stock with a fair value of approximately $316,000 to various vendors in exchange for services.

              Stock split

              On  February  4,  1999,  the  Board  of  Directors   authorized  a
recapitalization of the Company's equity structure, including changes in par value, the number of shares authorized and a 1-for-6 reverse split of all the outstanding shares of the Company's preferred and common stock. The reverse stock split took effect upon the closing of IPO. All share and per share amounts have been restated to reflect the reverse stock split for all periods presented.

              Stock option plans

              The Company's 1997 Stock Option Plan provides for the issuance of incentive stock options under the Internal Revenue Code of 1986 and for the issuance of nonqualified stock options to purchase common stock to employees, non-employee directors or consultants at prices not less than 85% of the fair market value at the date of grant. A total of 2,158,943 shares of common stock have been authorized for issuance under the 1997 Plan. The board of directors, or the compensation committee of the board of directors, determines the fair market value of the common stock. Options currently, outstanding generally vest 25% at the end of the first year and then monthly on a pro rata basis over the next three years. Options expire ten years from the date of grant.

              In connection with IBM's acquisition of approximately 80% of our outstanding stock in April 1997, the 1996 Stock Option Plan was canceled and all options issued under that plan were reissued under the 1997 Plan. Under the 1996 Stock Option Plan, optionees had the right to exercise unvested options, subject to the Company's right to repurchase unvested shares held at the time of termination of employment. That right was carried over to the 1997 Plan for optionees who held options under the 1996 Stock Option Plan that were reissued under the 1997 Plan, but does not apply to new options granted since April 11, 1997 under the 1997 Plan. At September 30, 1999, 37,594 shares of common stock were subject to our right of repurchase, and 1,631,079 shares of common stock were available for future option grants, under the 1997 Plan.

              In March 1997, the board of directors adopted, and in April 1997, the stockholders approved, the 1997 Special Stock Option Plan. A total of 1,041,056 shares of common stock were authorized for issuance under the plan. On March 18, 1997, the board of directors authorized the grant of options for the purchase of all shares of common stock authorized for issuance under the plan to 35 key employees. The options granted under the plan generally vest 25% at the end of the first year and then monthly on a pro rata basis over the next three years. The board of directors does not intend to grant any more options under this stock option plan.

         In connection  with options  granted in fiscal year 1999 and 1998,  the
Company has recorded deferred stock-based compensation of $1,223,000 and $768,000, respectively, representing the difference between the exercise price and the fair value of the Company's common stock at the date of grant. Amortization of deferred stock-based compensation of $559,000 and $227,000 was recognized during the fiscal years ended September 30, 1999 and 1998, respectively.

         The Company's stock option plans and related activity are summarized in the table below:
                                                 Year ended                Year ended               Year ended
                                              September 30,1999         September 30,1998        September 30,1997
                                           ----------------------    ---------------------     ---------------------
                                                         Weighted                 Weighted                  Weighted
                                                         Average                   Average                  Average
                                           Number of     Exercise     Number of   Exercise     Number of    Exercise
                                            Options       Price        Options      Price       Options       Price
                                           ---------    ---------     ---------   ---------    ---------    --------
Outstanding at beginning of period         2,466,694    $   1.32      2,517,670    $   1.20      758,051    $   0.12
Granted at market value                      848,180    $   7.28        173,362    $   2.10    2,251,557    $   1.05
Granted at less than market value            939,361    $   7.47        167,940    $   2.10            -           -
Exercised                                  (541,498)    $   1.09      (144,410)    $   0.60    (126,353)    $   0.12
Canceled                                   (666,868)    $   3.70      (247,768)    $   1.26    (365,585)    $   0.48
                                           ---------                  ---------                ---------

Outstanding at end of period               3,045,869    $   4.42      2,466,694    $   1.32    2,517,670    $   1.20
                                           =========                  =========                =========

Vested at period end                         973,735                    852,158                  128,388
                                           =========                  =========                =========

Weighted-average  fair  value of options
   granted   during  the   period   with
   exercise prices equal to market value
   at date of grant                                     $   5.41                   $   0.66                 $   1.08

Weighted-average  fair  value of options
   granted   during  the   period   with
   exercise   prices  less  than  market
   value at date of grant                               $   5.65                   $   0.69                 $      -

The following table summarizes  outstanding and exercisable options at September 30, 1999:

                                      Options Outstanding                                Options Exercisable
                       -------------------------------------------------------     --------------------------------
                                       Weighted average
Range of exercise         Number        contractual life      Weighted average        Number       Weighted average
prices                 Outstanding    remaining (in years)     exercise price      Exercisable      exercise price
------                 -----------    --------------------     --------------      -----------      --------------
0.12                      166,293             7.55                  0.12              125,091            0.12
0.30 - 0.60                94,668             7.54                  0.81               46,336            0.39
1.50 - 2.10             1,236,547             7.66                  1.61              728,890            1.58
5.31 - 6.91               456,693             9.86                  6.02                5,334            6.09
7.06 - 7.94               844,489             9.43                  7.51               48,898            7.53
8.06 - 12.00              247,179             9.67                  9.55               20,834            9.87
                       -----------    --------------------     --------------      -----------      --------------
                        3,045,869             8.64                  4.44              975,383            1.83
                       ===========    ====================     ==============      ===========      ==============

         Employee stock purchase plan.

         The Company's board of directors approved the 1999 Employee Stock Purchase Plan (ESPP), which became effective on May 28, 1999, and 300,000 shares were reserved under the plan.

         The ESPP permits an eligible employee to purchase common stock, in an amount which may not exceed 10% of his or her compensation, at a price equal to 85% of the lesser of the fair market value of the common stock at the beginning of the offering period and the fair market value of the common stock at the end of each purchase period.

         During the first offering period of the ESPP, which concluded on July 31, 1999, 12,983 shares were purchased at $5.87 per share. The weighted average fair market value of the stock purchase rights granted during fiscal 1999 was $2.20.

Stock compensation

         The Company accounts for stock-based  compensation  using the intrinsic method. Had compensation expense for the Company's stock compensation plans been determined using the fair-value method, as described by SFAS 123, Accounting for
Stock-Based  Compensation,  pro forma losses for 1999,  1998 and 1997 would have been as follows (in thousands, except per share amounts):
                                                                                Year Ended September 30,
                                                                   -----------------------------------------
                                                                         1999          1998          1997
                                                                   -------------  ------------  ------------
Net income (loss)
   As reported                                                     $    (26,940)  $   (22,224)  $   (17,799)
   Pro forma                                                            (28,011)      (22,417)      (17,851)
Net income (loss) per share - basic and diluted
   As reported                                                            (2.40)       (12.26)       (10.45)
   Pro forma                                                              (2.50)       (12.37)       (10.48)
   Weighted average common shares outstanding                         11,215,118     1,812,484     1,702,726

         For the fiscal year ended September 30, 1999 fair value was determined for all of the Company's stock-based compensation plans using the Black-Scholes option pricing method with the following weighted-average assumptions: an expected life of two years, a risk-free interest rate of 5.875%, expected volatility of 0.85 and no dividend yield. Expected volatility was calculated using an average of NetObjects share price volatility and the share price volatility of similar companies.

         For the fiscal years ended September 30, 1998 and 1997, the fair value of each option granted was estimated using the minimum value method on the date of grant, assuming a risk-free interest rate of 6.5%, an expected life of four years, and no dividend yield.

Deferred Stock-based Compensation

         The amortization of deferred employee stock-based compensation combined with the expense associated with stock options granted to non-employees, relates to the following items in the accompanying consolidated statements of operations and comprehensive loss (in thousands):

                                   Year ended September 30,
                                   ------------------------
                                     1999         1998
                                     ----         ----
Cost of revenues                       8             4
Sales and marketing                  134            96
Research and development              73           100
General and administrative           344            27
                                     ---           ---
     TOTAL                           559           227
                                     ===           ===

5.  Income Taxes

         The Company's deferred tax assets are as follows (in thousands):

                                                        Year ended September 30,
                                                        ------------------------
                                                           1999          1998
                                                         --------      --------
Net operating loss carryforwards                         $ 29,821      $ 17,506
Research and development credit carryforwards               1,811         1,649
Accruals and reserves not currently deductible              1,059         1,767
Depreciation on property and equipment                        739           488
                                                         --------      --------
      Gross deferred tax assets                            33,430        21,410
                                                         --------      --------

Valuation allowance                                       (33,430)      (21,410)

                                                         --------      --------
      Net deferred tax assets                            $   --        $   --
                                                         ========      ========


         The Company has recorded a valuation allowance on its deferred tax assets due to uncertainty of future realization of such amounts. The valuation allowance increased by approximately $12.0 million from fiscal 1998 to fiscal 1999, and by $10.8 million from fiscal 1997 to fiscal 1998.

         As of September 30, 1999, the Company had net operating loss carryforwards of $70.2 million and $67.3 million for federal and state income tax purposes, respectively. The federal tax loss carryforwards expire in years 2012 through 2020, while the state tax loss carryforwards expire in the year 2005. As of September 30, 1999 the Company has research and development credit carryforwards for federal and state tax purposes of approximately $1,041,000 and $770,000 respectively. The federal research and development credit carryforwards expire in the years 2012 through 2020. The state research and development credits can be carried forward indefinitely.

         The Tax Reform Act of 1986 and the California Tax Conformity Act of 1987 limit the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. The Company had such an ownership change, as defined, in April 1997. Accordingly, $11.5 million of the Company's federal and state net operating loss carryforwards are limited in their annual usage to $3.9 million per year on a cumulative basis.

         The Company's actual tax expense for the years ended September 30, 1999, 1998, and 1997 differs from the benefit at the federal statutory tax rate of 34%, as follows (in thousands):

                                                     Year ended September 30,
                                                -------------------------------
                                                  1999        1998        1997
                                                -------     -------     -------
Statutory federal income tax benefit            $(9,243)    $(7,556)    $(6,051)
Losses not benefited                              9,243       7,556       6,051
State taxes                                           1           1           1
Foreign taxes                                        43          59        --
                                                -------     -------     -------
                                                $    44     $    60     $     1
                                                =======     =======     =======


         The components of income taxes for the years ended September 30, 1999, 1998, and 1997 are as follows (in thousands):

                                                Year ended September 30,
                                               ---------------------------------
                                               1999          1998           1997
                                               ---            ---            ---
Current:
    Foreign                                    $43            $59            $--
    State                                        1              1              1
                                               ---            ---            ---
Total                                          $44            $60            $ 1
                                               ===            ===            ===


6.   Commitments

         Operating leases

         Total rental expense for operating leases was approximately $686,000, $683,000, and $341,000 for the years ended September 30, 1999, 1998 and 1997, respectively. Future minimum rental payments under noncancelable leases are approximately $893,000 $884,000, and $869,000 for the years ended September 30, 2000, 2001, and 2002, respectively. As of September 30, 1999, approximately $360,000 of the Company's cash balance is pledged as security for a lease line for furniture and fixtures.

7.   Segment Information

         The Company conducts its business in two distinct segments: Enterprise and Small Business Online. The principal product of the Enterprise segment is NetObjects Authoring Server, which is targeted toward the large business intranet market. The principal product of the Small Business and Online segment is NetObjects Fusion, which is targeted to small businesses that would like to establish a website or upgrade an existing site.

The Company uses a direct sales force to distribute NetObjects Collage domestically and through resellers in international markets. The Company distributes NetObjects Fusion through resellers, distributors, and a dedicated website.

         The Company's Chief Operating Decision Maker (CODM) is the Chief Executive Officer. During fiscal 1999, the CODM received only revenue information on a disaggregated basis for the Company's two segments. All other operating information was prepared on a basis consistent with the consolidated statement of operations.

Revenue information for the Company's two segments is as follows:

                          Small Business
                            and Online       Enterprise      Total NetObjects
                          --------------   --------------    ----------------
Revenues:
Domestic license              10,600            2,200             12,800
International license          4,400                -              4,400
Domestic service                   -            1,500              1,500
International service              -              700                700
IBM service                    2,800                -              2,800
                          --------------   --------------    ----------------
Total Revenue                 17,800            4,400             22,200
                          ==============   ==============    ================

         In the Small Business and Online segment, $3.7 million in software license fees from IBM for the year ended September 30, 1999 represented the only significant customer concentration. This compares to $2.7 million from IBM for the year ended September 30, 1998, when the Company operated in a single segment. There were no significant customer concentrations in the Enterprise segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies.

         License fees for the Small Business Online segment were concentrated in the United States and Europe, representing approximately $13.4 million and $4.4 million, respectively. License fees for the Enterprise segment were concentrated in the United States and Europe, representing approximately $3.7 million and $0.7 million, respectively.

         The Company did not begin licensing NetObjects Authoring Server until September 1998 and did not begin operating in two segments until the end of fiscal 1999. As a result, a comparison with previous fiscal years would not be meaningful.

         Substantially all of the Company's assets are located within the United States.

8.   IBM Relationship

         Sales and Service Agreements with IBM

         The Company entered into a Master License Agreement with IBM in 1997 that was subsequently amended. The salient terms of the agreement were as follows:

     o IBM could sublicense the Company's software products in exchange for per unit royalty payments.

     o IBM was to make prepaid royalty payments of $1.5 million on a quarterly basis beginning April 1, 1997 and ending October 1, 1998. However, the Company could and did request that these prepayments be made in advance of the due date. IBM made payments of $10.5 million to the Company between April 1 and December 31, 1997, for which the Company paid interest at the rate of 7.5% per annum.

     o The Company agreed to integrate certain of the Company's software products into IBM's WebSphere software products as part of a service agreement with IBM, for which the Company was to be paid an amount not to exceed $6.0 million.

In January 1999 the Company and IBM amended the Master License Agreement as follows:

     o Under an agreement with Lotus, a certain number of units of the Company's products were to be bundled with Lotus products in a promotional period that was to end September 30, 1998. The promotional period was extended to June 30, 1999 and the maximum number of units to be shipped under the program was increased from 200,000 to 225,000.

     o The maximum amount to be paid to the Company in connection with the services provided to IBM was reduced to approximately $5.3 million, and the related mark-up on the services to be provided was reduced.

         In March 1999 the Company and IBM amended the Master License Agreement to establish a new special promotion program whereby Lotus will bundle certain NetObjects products with certain Lotus products, and Lotus will pay the Company royalties based on a percentage of Lotus' net revenue. The promotion period began on January 1, 1999 and ends on December 31, 1999.

         For the year ended September 30, 1999 and 1998, the Company recognized license revenue from IBM of approximately $3.7 million and $2.7 million, respectively. Service revenue from IBM for the same periods were approximately $2.8 million and $2.9 million, respectively.

         Debt and Equity Financing from IBM

         IBM acquired controlling interest of NetObjects on April 11, 1997, receiving 10,495,968 shares of Series E convertible preferred stock at $6.68 per share. This represented about 80% of the Company's voting securities at the time. In connection with this transaction, the Company issued a warrant to IBM to purchase up to 3,482,838 shares of Series E convertible preferred stock at an exercise price of approximately $6.68 per share. This warrant is currently exercisable for common stock and expires April 11, 2000. The Series E preferred stock issued to IBM when they acquired 80% of our voting shares was converted to common stock at our IPO.

         In December 1997, the Company obtained a line of credit from IBM Credit Corp. that was eventually increased to a total of $19 million. The interest rate on this line was LIBOR + 1.5%. In connection with this line, we issued warrants to purchase 83,333 shares of Series F convertible preferred stock at $10.80 per share to IBM Credit Corp. This note was repaid with proceeds from our initial public offering in May 1999. The warrant is currently exercisable for common stock and expires December 23, 2002. The Company determined the fair value of these warrants using the Black-Scholes option pricing model. Interest expense of $535,000, which appears on the statement of operations as a portion of the accretion of discount on debt to IBM, has been fully amortized as of Sept. 30, 1999.

         In October 1998, the Company entered into a Convertible Note and Warrant Purchase Agreement with IBM and Perseus Capital LLC, under which the
Company borrowed $10.9 million and issued warrants to purchase an additional 163,715 shares of Series E-2 preferred stock at $6.68 per share. These notes totaling $10.9 million were converted automatically into 2,141,713 shares of common stock at the IPO. The warrant is currently exercisable for common stock and expires October 8, 2003. The preferred warrants automatically convert to common stock upon exercise.

         From February 1999 through March 1999, the Company borrowed an additional $3.4 million from IBM at an interest rate of 10% per annum, for which IBM received warrants to acquire 51,335 shares of Series E-2 preferred stock at $6.68 per share. In April 1999, the Company borrowed an additional $2 million from IBM under the Convertible Note and Warrant Purchase Agreement. The Company repaid both notes with proceeds of its IPO. The warrant is currently exercisable for common stock and expires February 19, 2004. The Company determined the fair value of these warrants using the Black-Scholes option pricing model. Interest expense of $432,000, which appears on the statement of operations as a portion of the accretion of discount on debt, has been fully amortized as of Sept. 30, 1999.

         As of September 30, 1999 IBM held 12,475,843 shares of the Company's common stock and warrants to purchase an additional 3,819,365 shares of common stock. If all outstanding warrants were exercised, IBM would own approximately 53% of the Company's common stock. All of these warrants may be exercised by foregoing the receipt of that number of shares of common stock that would otherwise have been issued upon exercise, equal in value to the exercise price of all warrants exercised.

9.   Other Related Party Transactions

         During fiscal 1999 the Company received royalty payments of $777,000 from Novell Corporation, a stockholder of the Company.

10.  Subsequent Events

         On October 4, 1999, the Company acquired Sitematic Corporation, an Application Services Provider (ASP) that offers e-business solutions for small businesses. Under the terms of the acquisition, which will be accounted for as a purchase, the Company exchanged approximately two million shares of common stock for all issued and outstanding Sitematic equity.

         In addition to conversion of its preferred shares to the Company's common stock, Sitematic preferred shareholders received approximately $1.6 million for their shares. All issued and outstanding Sitematic options were converted to options to purchase the Company's common stock.

         Sitematic's operating results for the year ended September 30, 1999 included revenue of approximately $0.2 million and a net loss of approximately $2.6 million.

         Total consideration, including transaction costs of approximately $0.5 million, was $15.5 million. Allocation of the purchase price that is in excess of Sitematic Corporation's net book value will result in the addition of about $15.7 million in intangible assets to the Company's balance sheet, of which about $14.1 million represents goodwill. The goodwill and intangible assets will be amortized on a straight-line basis over 2 years.

Financial Statement Schedules:
------------------------------
                                          BALANCE AT              ADDITIONS
                                         BEGINNING OF            CHARGED TO                                   BALANCE AT
                                            PERIOD                 EXPENSE             DEDUCTIONS            END OF PERIOD
                                      ----------------------------------------------------------------------------------------
Accounts Receivable Reserve
---------------------------
Year ended September 30, 1997                  --                    1,850                (1,094)                  756
Year ended September 30, 1998                 756                    4,691                (3,183)                2,263
Year ended September 30, 1999               2,263                    1,698                (3,053)                  908

         All other financial statement schedules required by Item 14(a)(2) have been omitted because they are inapplicable or because the required information has been included in the consolidated financial statements or notes thereto.

                                             CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
                                                 FOR THE PERIOD ENDED MARCH 31, 2000

                                                          NETOBJECTS, INC.
                                                          AND SUBSIDIARIES
                                                Condensed Consolidated Balance Sheets
                                                  (In thousands, except share data)
                                                             (unaudited)

                                                                                                     March 31,         September 30,
                                                                                                       2000                 1999
                                                                                                     ---------            ---------
                               Assets
Current assets:
   Cash and cash equivalents                                                                         $  16,383            $  23,623
   Short-term investments                                                                                 --                  9,331
   Accounts receivable, net of allowances for doubtful accounts of
     $644 and $908 as of March 31, 2000 and September 30, 1999,
     respectively                                                                                       11,653                6,065
   Prepaid expenses and other current assets                                                             4,777                1,486
                                                                                                     ---------            ---------
       Total current assets                                                                             32,813               40,505

Property and equipment, net                                                                              3,219                2,204
Intangible  assets, net of amortization of $4,079 and $0 as of
   March 31, 2000 and September 30, 1999, respectively                                                  12,305                 --
                                                                                                     ---------            ---------
Total assets                                                                                         $  48,337            $  42,709
                                                                                                     =========            =========

                Liabilities and Stockholders' Equity
Current liabilities:

   Accounts payable                                                                                  $   2,115            $   2,489
   Accrued compensation                                                                                  1,266                1,068
   Other accrued liabilities                                                                             3,655                1,657
   Deferred revenue                                                                                      2,214                  988
   Current portion of capital lease obligations                                                            299                  281
                                                                                                     ---------            ---------
       Total current liabilities                                                                         9,549                6,483
                                                                                                     ---------            ---------

Capital lease obligations, less current portion                                                            107                   54
                                                                                                     ---------            ---------

Total liabilities                                                                                        9,656                6,537
                                                                                                     ---------            ---------
Stockholders' Equity:

   Common stock, $0.01 par value; 120,000,000 shares authorized as  of  March 31, 2000 and September 30, 1999,
     respectively, 30,784,464 and 24,755,960 shares issued and
     outstanding as of
     March 31, 2000 and September 30, 1999, respectively                                                   308                  248
Additional paid in capital                                                                             126,955              110,810
   Notes receivable from stockholders                                                                      (22)                 (23)
   Deferred stock-based compensation                                                                      (746)              (1,205)
   Accumulated other comprehensive losses                                                                  (50)                 (30)
   Accumulated deficit                                                                                 (87,764)             (73,628)
                                                                                                     ---------            ---------

       Total stockholders' equity                                                                       38,681               36,172
                                                                                                     ---------            ---------

Total liabilities and stockholders' equity                                                           $  48,337            $  42,709
                                                                                                     =========            =========

                 The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                          NETOBJECTS, INC.
                                                          AND SUBSIDIARIES
                               Condensed Consolidated Statements of Operations and Comprehensive Loss
                                           (In thousands, except share and per share data)
                                                             (unaudited)

                                                               Three months ended March 31,         Six months ended December 31,
                                                              -------------------------------       -------------------------------
                                                                 2000                1999               2000                1999
                                                              ------------       ------------       ------------       ------------
Revenues:
   Software license fees and online revenues                  $      6,803       $      2,923       $     12,465       $      5,545
   Service revenues                                                  1,170                440              2,129                630
   Software license fees from IBM                                    2,251              1,017              3,539              2,335
   Service revenues from IBM                                          --                1,246               --                2,733
                                                              ------------       ------------       ------------       ------------
     Total revenues                                                 10,224              5,626             18,133             11,243
                                                              ------------       ------------       ------------       ------------
Cost of revenues:
   Software license fees and online revenues                           839                453              1,383                948
   Royalty adjustment                                               (1,418)               --                --                   --
   Service revenues                                                  1,846                540              3,071                724
   Service revenues from IBM                                          --                  688               --                2,092
                                                              ------------       ------------       ------------       ------------
     Total cost of revenues                                          1,267              1,681              4,454              3,764
                                                              ------------       ------------       ------------       ------------

Gross profit                                                         8,957              3,945             13,679              7,479
                                                              ------------       ------------       ------------       ------------
Operating expenses:
   Sales and marketing                                               9,015              4,596             14,962              9,026
   Research and development                                          3,160              1,781              6,389              3,985
   General and administrative                                        1,323              1,072              2,707              1,966
   Amortization of intangible assets(*)                              2,017               --                4,033               --
   Stock-based compensation                                            144                 70                350                170
                                                              ------------       ------------       ------------       ------------
     Total operating expenses                                       15,659              7,519             28,441             15,147
                                                              ------------       ------------       ------------       ------------
Operating loss                                                      (6,702)            (3,574)           (14,762)            (7,668)

Interest income (expense)                                              276               (603)               650             (1,124)
Accretion of discount on debt                                         --                 (408)              --                 (599)
Interest on beneficial conversion feature of
convertible debt                                                      --               (3,665)              --               (7,457)
                                                              ------------       ------------       ------------       ------------
   Loss before income taxes                                         (6,426)            (8,250)           (14,112)           (16,848)
                                                              ------------       ------------       ------------       ------------

Income taxes                                                            12               --                   24                  2
                                                              ------------       ------------       ------------       ------------

   Net loss                                                   $     (6,438)      $     (8,250)      $    (14,136)      $    (16,850)
                                                              ------------       ------------       ------------       ------------

Translation adjustment                                                  (9)                                  (20)              --
                                                              ------------       ------------       ------------       ------------

   Comprehensive loss                                         $     (6,447)      $     (8,250)      $    (14,156)      $    (16,850)
                                                              ============       ============       ============       ============

Basic and diluted net loss per share                          $      (0.23)      $      (3.90)      $      (0.52)      $      (8.33)
                                                              ============       ============       ============       ============

Shares used to calculate basic and diluted net
loss per share                                                  27,769,924          2,114,000         27,299,084          2,023,214
                                                              ============       ============       ============       ============

(*) Note: Amortization of intangible assets exclude $46 thousand of amortization which is included in the cost of software license fees.

                  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                                          NETOBJECTS, INC.
                                                          AND SUBSIDIARIES
                                           Condensed Consolidated Statements of Cash Flows
                                                           (In thousands)
                                                             (unaudited)

                                                                                                       Six months ended March 31,
                                                                                                      ---------------------------
                                                                                                        2000                1999
                                                                                                      --------           --------
Cash used in operating activities:
Net loss                                                                                              $(14,136)          $(16,850)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation                                                                                            814                522
   Accretion of discount on borrowings                                                                    --                  599
   Nonrecurring interest charge on beneficial conversion feature of                                       --                7,457
   convertible debt
   Amortization of intangible assets                                                                     4,079               --
   Amortization of deferred stock-based compensation                                                       350                170
   Changes in operating assets and liabilities:
      Accounts receivable                                                                               (5,526)            (1,366)
      Prepaid expenses                                                                                  (3,410)              (683)
      Other current assets                                                                                (351)
      Accounts payable                                                                                    (592)              (852)
      Accrued compensation                                                                                 197               (335)
      Other accrued liabilities                                                                          1,455                260
      Deferred revenue                                                                                   1,173             (4,564)
      Interest and income taxes payable                                                                   --                  451
                                                                                                      --------           --------
         Net cash used in operating activities                                                         (15,947)           (15,191)
                                                                                                      --------           --------

Cash provided by (used in) investing activities:

   Purchases of property and equipment                                                                  (1,593)            (1,129)
   Cash paid for Sitematic Corporation, net of cash acquired                                            (1,297)              --
   Maturities of short-term investments                                                                  9,331               --
                                                                                                      --------           --------
         Net cash provided by (used in) investing activities                                             6,441             (1,129)
                                                                                                      --------           --------

Cash provided by financing activities:

   Proceeds from short-term borrowings                                                                    --                3,421
   Repayments of short-term borrowings                                                                    --               (2,000)
   Proceeds from convertible debt                                                                         --               10,910
   Payment on capital lease obligations                                                                   (159)              (130)
   Proceeds from issuance of preferred stock, net of issuance costs                                       --                5,262
   Proceeds from issuance of common stock, net of issuance costs                                         2,447                133
   Repurchases of common stock                                                                            --                   (6)
   Issuance of stockholder notes receivable                                                               --                   90
                                                                                                      --------           --------
         Net cash provided by financing activities                                                       2,286             17,680
                                                                                                      --------           --------

Effect of exchange rate changes on cash                                                                    (20)                (3)
                                                                                                      --------           --------
Net increase (decrease) in cash                                                                         (7,240)             1,357
Cash and cash equivalents at beginning of period                                                        23,623                459
                                                                                                      --------           --------
                                                                                                      $ 16,383           $  1,816
                                                                                                      ========           ========
Cash and cash equivalents at end of period

Supplemental disclosures of cash flow information:

   Interest paid                                                                                      $     13           $    608
   Noncash investing and financing activities:
     Equipment recorded under capital leases                                                               229               --
     Discount on borrowings                                                                               --             $  8,776
     Stock issued in exchange for services                                                                --             $    316
     Issuance of common stock for acquisitions                                                        $ 13,478           $   --
     Deferred stock-based compensation                                                                $    108           $  1,467

                  The accompanying notes are an integral part of these condensed consolidated financial statements.

                                NETOBJECTS, INC.
                                AND SUBSIDIARIES

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.            Summary of the Business

              The Company was incorporated in Delaware on November 21, 1995 and became a majority-owned subsidiary of IBM on April 11, 1997. In fiscal 1998, the Company changed its fiscal year end from September 30 to the Saturday nearest September 30. For presentation purposes, the consolidated financial statements and notes refer to the calendar month end.

              On May 7, 1999, the Company completed its initial public offering. At the time, all series of convertible preferred shares outstanding were converted to common stock.

              On October 4, 1999 NetObjects acquired Sitematic Corporation and issued common stock that brought IBM's ownership to less than 50%.

              NetObjects provides software, solutions, and services that enable small businesses to build, deploy, maintain websites online, and conduct e-business; and enable large enterprises to effectively create and manage corporate intranets.

2.            Summary of Significant Accounting Policies

              Basis of Presentation of Interim Financial Statements

              The accompanying unaudited condensed consolidated financial statements of NetObjects, Inc. and subsidiaries ("the Company" or "NetObjects") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three- and six- month periods ended March 31, 2000 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2000. For further information, refer to the audited financial statements and footnotes thereto for the fiscal year ended September 30, 1999 included in the Company's Annual Report on Form 10-K/A.

              Net Loss per Share

              Basic net loss per share is computed using the weighted average number of outstanding shares of common stock, excluding shares of common stock subject to repurchase. Diluted net loss per share is computed using the weighted-average number of shares of common stock outstanding and, when dilutive, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the if-converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive. To date, the Company has not had any issuances or grants for nominal consideration.

              Diluted net loss per share for the three- and six-months ended March 31, 2000, does not include the effect of warrants to purchase 336,528 shares of common stock with a weighted average exercise price of $7.70, options to purchase 6,785,305 shares of common stock with a weighted-average exercise price of $8.11 per share, or 34,607 shares of unvested common stock issued and subject to repurchase by the Company at a weighted-average price of $0.16, because their effects are anti-dilutive.

              Diluted net loss per share for the three- six-months ended March 31, 1999, does not include the effect of 12,700,399 shares of convertible preferred stock outstanding, warrants to purchase 6,229,499 shares of convertible preferred stock with a weighted average exercise price of $6.04, options to purchase 2,900,087 shares of unvested common stock with a weighted-average exercise price of $3.13 per share, or 41,252 shares of common stock issued and subject to repurchase by the Company at a weighted-average price of $0.13, because their effects are anti-dilutive.

              At March 31, 2000, the Company had outstanding warrants to purchase 189,062 shares of common stock with an exercise price of $6.68 that expire in October 2003 and February 2004, respectively, and 83,333 shares of common stock with an exercise price of $10.80 and an expiration date in December 2000.

              Recent accounting pronouncements

              In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) no. 101 regarding recognition, presentation and disclosure of revenue. The Company is determining the effect of SAB101 on its financial statements for revenue recognized after September 30, 2000.

              In March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-2, "Accounting for the Costs of Developing a Web Site" (EITF 00-2). In general, EITF 00-2 states that the costs of developing a web site should be accounted for under provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." We are currently evaluating EITF 00-2 and do not believe that the pronouncement will have a significant impact on our financial position, results of operations or cash flows. EITF 00-2 is effective for costs incurred after June 30, 2000.

              Also, in March 2000, the Emerging Issues Task Force reached a consensus on Issue 00-3, "Application of AICPA Statement of Position 97-2,
`Software Revenue Recognition' to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware" (EITF 00-3). EITF 00-3 addresses the accounting issues related to software hosting arrangements. In general, EITF 00-3 states that if the customer does not have the option to physically take possession of the software, the transaction is not within the scope of SOP 97-2 and revenue should be recognized ratably over the hosting period as a service arrangement. However, if the customer has the option to take physical delivery of the software and specific pricing information is available for both the software and hosting components of the arrangement, then the software revenue may be recognized when the customer first has access to the software and revenue from the hosting component should be recognized ratable over the hosting period. We are currently evaluating EITF 00-3 and do not believe that the pronouncement will have a significant impact on our financial position, results of operations or cash flows. We will be required to implement EITF 00-3 for the year ended September 30, 2001.

3.            Balance Sheet Components

              Accounts receivable

              The accounts receivables at March 31, 2000 increased by $5.6 million from September 30, 1999. The increase is primarily attributable to increased sales to IBM and a customer in Europe. At March 31, 2000, the portion of our accounts receivable balance over 90 days increased by approximately $1.1 million from September 30, 1999. The increase was due primarily to delays in payment from a European OEM partner and our major US distributor as we made the transition to Fusion 5.0.

              Prepaid Expenses

              Prepaid expenses were approximately $4.3 million at March 31, 2000, an increase of $3.4 million from September 30, 1999. Most of this increase was due to an arrangement with a European customer that increased prepaid expenses by $1.5 million and a $1.4 million royalty payment due to a leading Internet service provider that was expensed during the first quarter than reclassified as a prepaid expense in the second quarter. This prepaid will be amortized to cost of revenues on the basis of end-user registration with the hosting ISP.

              Intangible Assets

              On October 4, 1999 the Company acquired the Sitematic Corporation for total consideration of approximately $16.7 million. Approximately $16.1 million was allocated to intangible assets, which included $14.5 million in goodwill and $1.6 million of identifiable intangible assets. At March 31, 2000, intangible assets related to the Sitematic acquisition were $12.1 million. Amortization expense for the six months ended March 31, 2000 for Sitematic was approximately $4.0 million.

              Other Accrued Liabilities

              Other accrued liabilities increased by approximately $2.0 million from September 30, 1999. This increase was the result of increased co-op and marketing fees due to our domestic and international customers.

4.            Segment Information

              The  Company  conducts  its  business  in two  distinct  segments:
Enterprise and Small Business Online. The principal product of the Enterprise segment is NetObjects Collage, which is targeted toward the large enterprise market. The principal product of the Small Business Online segment is NetObjects Fusion, which is targeted to small businesses that would like to establish a web site or upgrade an existing site. The Company uses a direct sales force to distribute NetObjects Collage domestically and through resellers in international markets. The Company sells NetObjects Fusion through resellers, distributors, and a dedicated web site.

              The Company's Chief  Operating  Decision Maker (CODM) is the Chief
Executive Officer. During the three and six months ended March 31, 2000, the CODM received only revenue information on a disaggregated basis for the Company's two segments. All other operating information was prepared on a basis consistent with the consolidated statement of operations. Revenue information for the Company's two segments follows:

                                          For the three months                            For the six months
                                       period ended March 31, 2000                      period ended March 31, 2000
                                 ------------------------------------------   -----------------------------------------
                                 Small Business                               Small Business
                                   & Online        Enterprise      Total         & Online      Enterprise       Total
                                     Markets        Markets      NetObjects       Markets        Markets     NetObjects
                                     -------        -------        -------        -------        -------      -------
Revenues:
   Domestic license and Online       $ 1,726        $ 1,275        $ 3,001        $ 4,291        $ 1,877      $ 6,168
   International license               3,728             74          3,802          5,987            310        6,297
   Domestic service                     --              927            927           --            1,614        1,614
   International service                --              243            243           --              515          515
   IBM license                         2,171             80          2,251          3,349            190        3,539
                                     -------        -------        -------        -------        -------      -------
Total Revenue                        $ 7,625        $ 2,599        $10,224        $13,627        $ 4,506      $18,133
                                     =======        =======        =======        =======        =======      =======

              In the Small Business & Online segment, two customers accounted for approximately 43% of the outstanding accounts receivables at March 31, 2000. There were no significant customer concentrations in the Enterprise segment.

              For the six months ended March 31, 2000, revenues for the Small Business & Online segment were concentrated in the United States and Europe, representing approximately $7.6 million and

$6.0 million, respectively. Sales for the Enterprise segment were concentrated in the United States and Europe, representing approximately $3.7 million and $0.8 million, respectively.

                                         For the three months                            For the six months
                                      period ended March 31, 1999                      period ended March 31, 1999
                                ------------------------------------------   -----------------------------------------
                                Small Business                               Small Business
                                  & Online        Enterprise      Total         & Online      Enterprise       Total
                                    Markets        Markets      NetObjects       Markets        Markets     NetObjects
                                    -------        -------        -------        -------        -------      -------

Revenues:
   Domestic license and Online      $ 1,641        $   615        $ 2,256        $ 3,003        $ 1,028        $ 4,031
   International license                666              1            667          1,513              2          1,515
   Domestic service                    --              247            247           --              301            301
   International service               --              193            193           --              329            329
   IBM license                        1,017           --            1,017          2,335           --            2,335
   IBM service                        1,246           --            1,246          2,732           --            2,732
                                    -------        -------        -------        -------        -------        -------
Total Revenue                         4,570          1,056          5,626        $ 9,582        $ 1,661        $11,243
                                    =======        =======        =======        =======        =======        =======

         In the Small Business & Online segment, one customer accounted for approximately 42% of the outstanding accounts receivables at March 31, 1999. There were no significant customer concentrations in the Enterprise segment.

         For the six months ended March 31, 1999, revenues for the Small Business & Online segment were concentrated in the United States and Europe, representing approximately $8.1 million and $1.5 million, respectively. Sales for the Enterprise segment were concentrated in the United States and Europe, representing approximately $1.3 million and $0.3 million, respectively.

5.       Acquisition of Sitematic Corporation

         On October 4, 1999, the Company acquired Sitematic Corporation, an Application Services Provider (ASP) that offers e-business solutions for small businesses. Under the terms of the acquisition, which was accounted for as a purchase, the Company exchanged approximately two million shares of common stock for all issued and outstanding Sitematic equity.

         In addition to conversion of its preferred shares to the Company's common stock, Sitematic preferred shareholders received approximately $1.6 million for their shares. All issued and outstanding Sitematic options were converted to options to purchase the Company's common stock.

         Total consideration, including transaction costs of approximately $0.6 million, was $15.5 million. Allocation of the purchase price that is in excess of Sitematic Corporation's net book value resulted in the addition of approximately $16.1 million in intangible assets to the Company's balance sheet, of which about $14.1 million represents goodwill. The goodwill and intangible assets are being amortized on a straight-line basis over 2 years.

         The following unaudited pro forma information presents a summary of our consolidated results of operations and the acquired ASP business of Sitematic Corporation as if the acquisition had occurred on October 1, 1998.


(In thousands, except          Six month period ended
 for per share data)                  March 31,
 ------------------             2000            1999
                                ----            ----
Revenues                      18,134           $11,296
Net Earnings                 (14,152)          (17,872)
Net Earnings Per Share          (.52)            (4.56)

         These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of operations which would have actually resulted had the combinations been in effect on October 1, 1998 or of future results of operations.

        Unaudited Pro Forma Financial Information Basis of Presentation

         The unaudited pro forma condensed combined financial statement gives effect to the acquisition of Sitematic, Corporation, using the purchase method of accounting, whereby the total cost of the acquisition has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based upon their respective fair values. The unaudited pro forma condensed combined financial statement has been prepared on the basis of assumptions set forth below.

         The unaudited pro forma condensed combined financial statement for the year ended September 30, 1999 gives effect to the acquisition of Sitematic Corporation as if it had occurred on October 1, 1998. The condensed combined financial statement should be read in conjunction with the historical consolidated financial statements of NetObjects, and Sitematic, included herein. This statement is not necessarily indicative of what the actual operating results would have been had the acquistion occurred on the date indicated and does not purport to indicate future results of operations. In addition, it does not reflect any cost savings or other synergies resulting from the acquisition.

                                                    NETOBJECTS, INC.
                                                    AND SUBSIDIARIES
                                          (A Majority Owned Subsidiary of IBM)
                                  Pro Forma Condensed Combined Statement of Operations
                                         (In thousands, except per share data)
                                             Year ended September 30, 1999
                                                      (Unaudited)

                                                                                 Pro Forma         Pro Forma
                                             NetObjects        Sitematic         Adjustments         Combined
Revenues:
    Software license fees                 $     13,566               --                --           $13,566
    Service revenues                             2,178              203                --             2,381
    Software license fees from IBM               3,689               --                --             3,689
    Service revenues from IBM                    2,782               --                --             2,782

       Total revenues                           22,215              203                --            22,418

Cost of revenues:
    Software license fees                        1,817               --                --             1,817
    Service revenues                             2,113               29                --             2,142
    Service revenues from IBM                    2,295                                 --             2,295

       Total cost of revenues                    6,225               29                --             6,254

Gross profit                                    15,990              174                --            16,164

Operating expenses:
    Sales and marketing                         18,800            1,270                --            20,070
    Research and development                     9,358              647                --            10,005
    General and administrative                   4,314              924             7,845 (c)        13,083
    Stock-based compensation                       559               --                --               559

       Total operating expenses                 33,031            2,841             7,845            43,717

Operating loss                                 (17,041)          (2,667)           (7,845)          (27,553)
Interest income (expense), net                    (715)              33               (62)(b)          (744)
Accretion of discount on debt to IBM            (1,653)              --                --            (1,653)
Interest on beneficial conversion
feature of convertible debt to IBM              (7,457)              --                --            (7,457)

       Loss before income taxes
                                               (26,866)          (2,634)           (7,907)          (37,407)
                                          =============    =============    ==============      ============

Income taxes                                        44                1                --                45

       Net Loss                                (26,910)          (2,635)           (7,907)          (37,452)
                                          =============    =============    ==============      ============

Basic and diluted net loss
    per share                             $      (2.40)                                         $     (2.84)
                                          =============                                         ============

Shares used to calculate basic and
diluted net loss per share                   11,215,118                          2,005,000 (a)    13,220,118
                                          =============                     ==============      ============

                                NETOBJECTS, INC.
                                AND SUBSIDIARIES
                      (A Majority Owned Subsidiary of IBM)

                        NOTES TO THE UNAUDITED PRO FORMA
                     CONDENSED COMBINED FINANCIAL STATEMENTS

         On October 4, 1999, NetObjects, Inc. acquired all of the outstanding capital stock of Sitematic Corporation. The total value of the capital invested in Sitematic was approximately $15,482,000, which includes common stock valued at approximately $12,657,000, $1,554,000 in cash, common stock options issued of $821,000 and transaction costs of $450,000, and assumed liabilities.

         At the close of the transaction, 7,968,260 shares of Sitematic common and 8,200,000 shares of Sitematic preferred were converted to approximately 2,005,000 shares of NetObjects common stock. In addition to conversion of their preferred shares to NetObjects common, Sitematic preferred shareholders received about $0.19 for each share of preferred, representing total consideration of $1,554,000. All issued and outstanding Sitematic options were converted to options to purchase 269,000 shares of NetObjects common stock.

         The unaudited pro forma condensed combined financial statement gives effect to the acquisition using the purchase method of accounting, whereby the total cost of the acquisition has been allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based upon their respective fair values. The unaudited pro forma condensed combined financial statement has been prepared on the basis of assumptions set forth below.

         The unaudited pro forma condensed combined financial statement for the year ended September 30, 1999 gives effect to the acquisition of Sitematic Corporation as if it had occurred on October 1, 1998. The condensed combined financial statement should be read in conjunction with the historical consolidated financial statements of NetObjects, and Sitematic, included herein. This statement is not necessarily indicative of what the actual operating results would have been had the acquisition occurred on the date indicated and does not purport to indicate future results of operations. In addition, it does not reflect any cost savings or other synergies resulting from the acquisition.

         Intangible assets will be amortized on a straight-line basis over a period of two years. The following table represents the allocation of the purchase price based upon the fair value of Sitematic's assets and liabilities as of the acquisition date.

Assets Acquired:

     Cash                                                               $   257
     Trade receivables, net                                                  61
     Deposits                                                                 4
     Property and equipment                                                 236
     Other assets                                                            26
                                                                        -------
                                                                            584
                                                                        -------
     Intangible assets

       Developed product technology                                         490
       Assembled workforce                                                  340
       Non-compete agreements                                               740
                                                                        -------
                                                                          1,570
                                                                        -------

Liabilities assumed                                                        (793)
                                                                        -------

      Net assets acquired                              1,361
                                                   ---------
Purchase price                                        15,482
                                                   ---------
Goodwill                                           $  14,121
                                                   =========

Pro Forma adjustments are as follows:

(a) The pro forma basic and diluted net loss per share is calculated by assuming that the 2,005,000 shares of NetObjects common stock issued in the acquisition were outstanding for the entire year.
(b) To record the reduction of interest income on cash paid as part of the total consideration.
(c) To record one year's amortization expense of goodwill and identified intangible assets on a straight line basis over their estimated useful lives of two years.

                           Independent Auditors Report

The Board of Directors
NetObjects, Inc.

         We have audited the accompanying balance sheet of Sitematic Corporation as of September 30, 1999, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sitematic Corporation as of September 30, 1999, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                    KPMG LLP

San Diego, California
October 22, 1999

                              SITEMATIC CORPORATION
                                  Balance Sheet
                          Year Ended September 30, 1999
                 (in thousands, except share and per share data)

Assets

Current assets:
    Cash and cash equivalents                                           $   257
    Trade receivables, net of allowance for
        doubtful accounts of $8                                              61
    Deposits                                                                  4
                                                                        -------
        Total current assets                                                322

Property and equipment, net                                                 236
Other assets                                                                 26
                                                                        -------
    Total Assets                                                        $   584
                                                                        =======

Liabilities and Stockholders' Deficit

Current liabilities:
    Accounts payable                                                        218
    Accrued expenses                                                        124
    Accrued payroll                                                          80
    Accrued commissions                                                      89
    Notes payable                                                           500
    Current portion of obligations under capital leases (Note 4)             79
    Deferred revenue                                                         53
                                                                        -------
         Total current liabilities                                        1,143
Obligations under capital leases                                            150
                                                                        -------

    Total Liabilities                                                     1,293
                                                                        =======

Redeemable preferred stock, no par value
    Series A Convertible Preferred Stock:
        Authorized shares - 8,200,000
        Issued and outstanding  shares - 8,200,000,  liquidation
        preference of $2,216,900 plus $0.02 per share dividend
        preference                                                        2,067
                                                                        -------

Stockholders' Deficit
    Common stock, no par value:
       Authorized shares - 19,100,000
       Issued and outstanding shares - 7,645,990                             89
    Additional paid-in capital                                               58
    Unearned compensation                                                   (57)
    Accumulated deficit                                                  (2,866)
                                                                        -------
        Total stockholders' deficit                                      (2,776)
                                                                        -------

    Commitments                                                            --
    Total liabilities stockholders' deficit                             $   584
                                                                        =======

    The accompanying notes are an integral part of these financial statements

                              SITEMATIC CORPORATION
                             Statement of Operations
                          Year Ended September 30, 1999
                 (in thousands, except share and per share data)

Service revenues                                                    $       203
Cost of sales                                                                29
                                                                    -----------
     Gross profit                                                           174
                                                                    -----------

Operating expenses:
     Sales and marketing                                                  1,270
     Research and development                                               647
     General and administrative                                             924
                                                                    -----------
          Total operating expenses                                        2,841
                                                                    -----------
          Loss from operations                                           (2,667)

Interest income                                                              43
Interest expense                                                            (10)
                                                                    -----------
          Loss before income taxes                                       (2,634)
                                                                    -----------

Income tax expense                                                            1
                                                                    -----------

          Net loss                                                  $    (2,635)
                                                                    ===========
Basic and diluted net loss per share                                $     (0.35)

Weighted average common shares outstanding                            7,592,150


   The accompanying notes are an integral part of these financial statements.

                              SITEMATIC CORPORATION
                             Statement of Cash Flows
                          Year Ended September 30, 1999
                                 (in thousands)


Cash flows used in operating activities
Net loss                                                                $(2,635)
Adjustments to reconcile net loss to net cash used in
 operating activities:
   Depreciation and amortization                                             56
   Stock compensation for services                                           45
   Compensatory charge for issuance of stock options                          2
Changes in operating assets and liabilities:

         Trade receivables, net                                             (61)
         Current deposits                                                    (4)
         Other assets                                                       (26)
         Accounts payable and accrued liabilities                           428
         Deferred revenue                                                    53
                                                                        -------
             Net cash used in operating activities                       (2,142)
                                                                        -------

Cash flows used in investing activities
     Purchases of property and equipment                                    (21)
                                                                        -------
             Net cash used in investing activities                          (21)
                                                                        -------

Cash flows used in financing activities
     Net proceeds from issuance of preferred stock                        1,921
     Repayment of capital leases                                            (22)
     Proceeds from borrowing                                                500
     Proceeds from exercise of stock options                                  1
                                                                        -------
             Net cash provided by financing activities                    2,400
                                                                        -------

             Net decrease in cash and cash equivalents                      237
                                                                        -------
  Cash  and  cash  equivalents  at  beginning  of  year                      20
  Cash  and  cash equivalents at end of year                            $   257
                                                                        =======
  Supplemental disclosures of cash flow information:

     Interest paid                                                      $    10
     Income taxes                                                       $     2
                                                                        =======
Noncash investing and financing activities:
   In 1999, the Company entered into capital leases for property and equipment in the amount of $250,667

   Conversion of promissory notes outstanding at
      September 30, 1998 to Series
      A preferred stock in fiscal 1999                                  $    80
                                                                        =======
Issuance of common stock as a payment for services
  rendered by third-parties                                             $    45
                                                                        =======


   The accompanying notes are an integral part of these financial statements.

                                                        SITEMATIC CORPORATION
                                                 Statement of Stockholders' Deficit
                                                    Year Ended September 30, 1999
                                                           (in thousands)



                                                      Common Stock         Additional                                     Total
                                                  --------------------       Paid-in      Unearned       Accumulated   Stockholders'
                                                  Shares        Amount       Capital     Compensation      Deficit       Deficit
                                                  ------        ------        ------        ------         ------         ------
Balance at September 30, 1999                      6,452        $   43          --            --             (231)          (188)
Conversion of Series A
  preferred stock into
  common stock                                     1,018          --            --            --             --             --
Issuance of common stock
  for services rendered                              168            45          --            --             --               45
Issuance of stock options                           --            --              58           (58)          --             --
Amortization of unearned
  compensation                                      --            --            --               1           --                1
Exercise of stock options                              8             1          --            --             --                1
Net Loss                                            --            --            --            --           (2,635)        (2,635)
                                                  ------        ------        ------        ------         ------         ------
Balance at September 30, 1999                      7,646        $   89            58           (57)        (2,866)        (2,776)
                                                  ======        ======        ======        ======         ======         ======

                             The accompanying notes are an integral part of these financial statements.

                              SITEMATIC CORPORATION
                               September 30, 1999

                          NOTES TO FINANCIAL STATEMENTS

1.     Organization and Significant Accounting Policies

       (a)    Organization

              Sitematic Corporation (the Company), based in San Diego, California, offers a web-based service that enables small business users to build simple e-commerce-enabled websites. The Company's products compete in the market for Internet application development tools.

       (b)    Cash and Cash Equivalents

              The Company considers all investments with an original maturity of less than three months to be cash and cash equivalents. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level.

       (c)    Concentration of Credit Risk

              Credit is extended based on an evaluation of a customer's financial condition and collateral generally is not required. To date, credit losses have been minimal and such losses have been within management's expectations.

              For the year ended September 30, 1999, sales to two customers accounted for 22% and 20% of total revenue. Outstanding receivables from these customers accounted for 50% and 8% of trade accounts receivable at September 30, 1999.

       (d)    Long-Lived Assets

              Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

       (e)    Property and Equipment

              Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which are generally three years. Amortization of assets under capital lease is recorded using the straight-line method based on the shorter of the lease term or the estimated useful lives of the assets.

       (f)    Revenue Recognition

              Revenue is derived from providing server-based web publishing and e-commerce tools and services and the web hosting of those services and is accounted for under the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition. Revenue from software services sold to end users is deferred and recognized ratably over the life of the service contract. Revenue from customers for website preparation is recognized upon delivery of the completed website.

       (g)    Research and Development Expenses

              Expenditures for research and development costs are expensed in the year incurred.

       (h)    Fair Value of Financial Instruments

              SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that fair values be disclosed for most of the Company's financial instruments. The carrying amounts of cash and cash equivalents, trade receivables, accounts payable, accrued expenses, accrued payroll, accrued commissions and notes payable approximate fair value because of the short maturity of these instruments.

       (i)    Stock-Based Compensation

              The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded for options granted to employees on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

       (j)    Income Taxes

              Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (k)    Earnings per Share

              The Company computes basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share (EPS). Basic EPS excludes the dilutive effects of options, warrants and other convertible securities. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company. For the year ended September 30, 1999, options, warrants and convertible preferred stock representing 10,630,857 shares were excluded from the computation of diluted net loss per share as their effect was antidilutive.

       (l)    Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.     Property and Equipment

       Property and equipment consists of the following as of September 30, 1999:

       Computer equipment                             $ 18,148
       Software                                          6,500
       Assets under capital lease                      289,603
                                                      --------
                                                       314,251

        Less accumulated depreciation

        and amortization                               (78,062)
                                                      --------
                                                      $236,189
                                                      ========

       Accumulated depreciation and amortization includes $53,295 of accumulated amortization related to assets under capital lease.

3.     Notes Payable

       On August 19, 1999, the Company entered into a Bridge Loan Agreement in the form of an unsecured promissory note, (the Note), with NetObjects, Inc. (NetObjects). Under the terms of the Note, the Company received $250,000 in August and an additional $250,000 in September. Principal is to be repaid upon demand of NetObjects Inc. (plus applicable interest). Interest accrues at the annual rate of 9%. As of September 30, 1999, no payments had been made by the Company. As discussed in Note 11, NetObjects purchase the Company in October 1999.

4.     Lease Commitments

       The Company leases its administrative offices and certain equipment under noncancelable lease agreements. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1999 are:

                                                     Operating       Capital
  Year ending September 30,                          leases          leases
                                                     ----------      ---------
              2000                                   $  126,699         94,815
              2001                                       22,907         94,815
              2002                                          460         67,759
                                                     ----------      ---------
      Total minimum lease payments                   $  150,066        257,389
  Less estimated executory costs                                            --
                                                                     ---------
      Net minimum lease payments                                       257,389
  Less amount representing interest (at
      rates ranging from 3.0% to 8.5%)                                 (28,466)
                                                                     ---------
        Present value of net minimum
          capital lease payments                                       228,923
  Less current portion                                                 (79,272)
                                                                     ---------
        Long-term obligations under capital leases                    $149,651
                                                                     =========

  Total rent expense was $85,677 for the year ended September 30, 1999.

5.     Stock Option Plan

       In August 1998, the Company adopted the 1998 Equity Incentive Plan (the "Plan"). The maximum number of shares of common stock which may be optioned and sold under the Plan to officers, employees, directors, and certain other individuals providing services to the Company is 2,668,726. Options granted under the Plan generally vest over four years and are exercisable for a period of up to ten years from the date of grant. The following table summarizes stock option activity:

                                                              Weighted-average
                                               Shares          exercise price
Balance at September 30, 1998
     Granted                                 2,988,000       $        0.03*
     Exercised                                  (8,125)               0.03
     Canceled                               (1,011,375)               0.03
                                        -----------------    -----------------
Balance at September 30, 1999                1,968,500       $        0.03
                                        =================    =================
Balance exercisable at

     September 30, 1999                        215,250       $        0.03
                                        =================    =================

* The weighted-average remaining contractual life of the outstanding options at September 30, 1999 was 9.4 years. The exercise price of the options outstanding at September 30, 1999 was $0.03, except for 35,500 shares that had an exercise price of $0.25 per share.

       For the year ended September 30, 1999, compensation expense was recorded in the amount of $1,568 for options granted to employees for which the current market price of the underlying stock on the date of grant exceeded the exercise price.

       In applying SFAS No. 123, pro forma information regarding net loss has been determined as if the Company has accounted for its employee stock options under the fair value method of that statement. The fair value of the options was estimated at the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates between 4.57% and 5.86%; dividend yield of zero; expected volatility of zero; and expected life of options of 5.0 years. The estimated fair value of the options is amortized to expense over the options' vesting period. The weighted-average fair value of the options granted in fiscal 1999 was $0.05.

       Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss for the year ended September 30, 1999 would have been increased to the pro forma amounts indicated below:

           Net loss                               As reported      $(2,634,871)
                                                  Pro forma        $(2,637,031)

           Net loss per share                     As reported      $     (0.35)
                                                  Pro forma        $     (0.35)


6.     Redeemable Convertible Preferred Stock

       In August 1998, the Company issued 1,263,170 shares of Series A convertible preferred stock and 1,736,830 shares of common stock for aggregate net proceeds of $75,000 to a single stockholder. In connection with the issuance of the Series A convertible preferred stock, the Company amended its Articles of Incorporation to effect a 500-for-1 split of the common stock, to create a new class of preferred stock, and to increase the authorized shares of common stock and preferred stock to 15,000,000 and 5,000,000, respectively.

       In October and December 1998 and March 1999, the Company issued an aggregate of 7,954,705 shares of Series A convertible preferred stock at $0.2703536 per share for cash and conversion of promissory notes. Net proceeds of $2.0 million were received from the issuance of Series A convertible preferred stock. In connection with the issuance of Series A convertible preferred stock, the Company amended its Articles of Incorporation to increase the authorized shares of common stock and preferred stock to 19,100,000 and 8,200,000, respectively. In addition, 1,017,875 shares of Series A convertible preferred stock previously issued to a shareholder in August 1998 were converted to common stock.

       The holders of the Series A convertible preferred stock were entitled to receive dividends at the rate of $0.02 per share, per annum. Preferred stock dividends were payable if and when dividends were declared by the Board of Directors. The right to such dividends was not cumulative. Series A convertible preferred stock was redeemable at the option of a majority of the holders of Series A, at any time after October 1, 2003 in six equal semi-annual installments. See Note 11(unaudited), for information concerning the proceeds from the sale of the company that were paid to the Series A convertible preferred stockholders.

 7.    Stockholders' Deficit

       Certain shares of common stock are restricted and subject to a repurchase by the Company in the event the shareholder leaves the employment of the Company. As of September 30, 1999, 999,995 shares of common stock were subject to repurchase under this restricted stock agreement.

       (a)    Warrants

              In fiscal 1999, in connection with the issuance of the Series A convertible preferred stock, warrants to purchase 369,885 shares of the Company's common stock at $0.2703536 per share were issued. These warrants are exercisable upon issuance and expire at the earlier of an initial public offering or on October 4, 2003. The fair value of the warrants was zero.

              In connection with certain equipment leasing agreements entered into during 1999, a warrant for 92,472 shares of the Company's common stock was issued. This warrant entitles the holder to purchase 92,472 shares of the Company's common stock at $0.2703536 per share. The warrant is exercisable at the earlier of nine years from the date of grant or four years from the effective date of the Company's initial public offering. The fair value of the warrant of $185 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.70%; dividend yield of zero; expected volatility of zero; and expected life of 9.0 years.

       (b)    Shares Reserved for Future Issuance

              Shares of common stock were reserved for issuance at September 30, 1999 as follows:

Conversion of preferred stock                                        $ 8,200,000
Exercise of options                                                    2,660,601
Exercise of warrants                                                     462,357
Convertible note                                                         720,000
                                                                     -----------
                                                                     $12,042,958
                                                                     ===========

8.     Related Party Transactions

       The outstanding balance on a promissory note issued to a related party in 1998 was converted into 259,909 shares of Series A preferred stock during 1999.

9.     Income Taxes

       Significant components of the Company's deferred tax assets as of September 30, 1999 are shown below:

Deferred tax assets:
    Net operating loss and credit carryforwards                     $ 1,156,011
    Accrued vacation                                                     15,086
    Other - net                                                          39,936
                                                                    -----------
              Total deferred tax assets                               1,211,033

Valuation allowance for deferred tax assets                          (1,211,033)
                                                                    -----------
              Net deferred tax assets                               $      --
                                                                    ===========


       The Company has recorded a 100% valuation allowance against the deferred tax assets as management has determined that it is not more likely than not that these assets will be realized.

       As of September 30, 1999, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $2,698,600 and $2,698,600, respectively. The California tax loss carryforwards will begin expiring in 2006, unless previously utilized.

       As a result of the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's tax net operating loss carryforwards is subject to an annual limitation in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future taxable income.

10.    Employee Benefit Plan

       The Company's 401(k) plan is for the benefit of substantially all employees. Contributions to the plan by the Company are at the discretion of the Board of Directors and are subject to certain limitations described in the plan. There were no contributions made by the Company to the plan during the year ended September 30, 1999.

11.    Subsequent Events (Unaudited)

       NetObjects purchased the Company in October 1999. Subsequent to September 30, 1999, but immediately prior to the acquisition of the Company by NetObjects, all outstanding principal and accrued interest under the Note was converted into 566,152 shares of the Company's common stock. Upon the acquisition of the Company by NetObjects, these shares were canceled.

       On October 4, 1999, the Company was merged into SDI Acquisition Corp., a wholly owned subsidiary of NetObjects, in a stock-for-stock plus cash transaction. A total of approximately 2,005,000 shares of unregistered NetObjects common stock plus $1,554,088 in cash were issued in consideration for all of the outstanding shares of the Company. Each Sitematic preferred share was converted into $0.189523 cash and 0.112482 share of NetObjects common stock for a total of 922,352 shares. Each Sitematic common share was converted into
0.135870 share of NetObjects common stock for a total of 1,038,863 shares. The remaining consideration of 43,785 shares of NetObjects common stock was received by the former holders of Sitematic warrants who converted their warrants into shares of Sitematic common stock just prior to the merger under a net issuance conversion option. Shares issued in conjunction with the acquisition are to be registered by NetObjects no later than May 12, 2000. All of the outstanding stock options in the Company were converted into similar options in NetObjects common stock at a ratio of 0.135870 shares of NetObjects for each share of the Company. The Company incurred legal costs of approximately $100,000 with respect to the acquisition, all of which were paid for by NetObjects. Shares approximating 10% of the total consideration paid were placed in escrow for a period of one year against undisclosed claims and breaches of representations and warranties.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

         The following table sets forth the expenses payable by the Company (the "registrant") in connection with the offering of the securities being registered. All of the amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee.................................................   $  5,364
Blue Sky fees and expenses...........................................          0
Printing and engraving expenses......................................     ______
Legal fees and expenses..............................................     35,000
Accounting fees and expenses.........................................     75,000
Miscellaneous expenses...............................................      2,000
                                                                        --------
         Total.......................................................   $_______
                                                                        ========

Item 14.  Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law (the DGCL) authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

         As permitted by the DGCL, the registrant's bylaws provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by law. The bylaws also permit the registrant to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. The registrant intends to obtain officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

         The registrant also has entered into agreements with certain of its directors and executive officers and intends to enter into agreements with its remaining officers and directors that, among other things, indemnify them for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the registrant, arising out of such person's services as a director or officer of the registrant, any subsidiary of the registrant or any other company or enterprise to which the person provides services at the request of the registrant.


Item 16.  Exhibits and Financial Statement Schedules.

          (a) Exhibits

Exhibit          Description of Document
Number
2.1+++     Agreement and Plan of Reorganization

3.1.1      Restated Certificate of Incorporation of the Registrant

3.2.1+     Bylaws of the Registrant

4.1+       Specimen Stock Certificate

4.3+       Form of Series E Preferred Stock Warrant

4.4+       Form of Series E-2 Preferred Stock Warrant

4.5+       Form of Series F Preferred Stock Warrant

5.1        Opinion of McCutchen, Doyle, Brown & Emersen, LLP

9.1+       Voting Agreement between NetObjects, Inc. and International Business Machines

10.1.1+    NetObjects, Inc. Amended and Restated 1997 Stock Option Plan

10.1.2+    Form of Stock Option Agreement under the 1997 Stock Option Plan

10.1.3+    Form of Restricted Stock Purchase Agreement under the 1997 Stock Option Plan

10.1.4+    Form of Restricted Stock Transfer Agreement under the 1997 Stock Option Plan

10.1.5++   Form of Executive Stock Option Agreement

10.2+      NetObjects, Inc. 1997 Special Stock Option Plan

10.3.1+    Amended 1999 Employee Stock Purchase Plan

10.4+      IBM Software License Agreement  (NetObjects License Agreement #L97063)
           by and between NetObjects and IBM dated as of March 18, 1997

10.4.1+    Amendment Number 1 to NetObjects License Agreement L97063 dated as of April 30, 1997

10.4.2+    Second Amendment to NetObjects License Agreement L97063 dated as of October 7, 1997

10.4.3+    Third Amendment to NetObjects License Agreement L97063 dated as of December 16, 1997

10.4.4+    Fourth Amendment to NetObjects License Agreement L97063 dated as of April 27, 1998

10.4.5+    Fifth Amendment to NetObjects License Agreement L97063 dated as of January 14, 1999

10.4.6+    Amendment No. 6 to NetObjects License Agreement L97063 dated as of September 18, 1998

10.4.7+    Seventh Amendment to NetObjects License Agreement L97063 effective January 15, 1999

10.4.8+    Eighth Amendment to NetObjects License Agreement L97063 dated September 18, 1998

10.4.9+    Amendment No. 9 to NetObjects License Agreement  effective January 21, 1999

10.4.10+   Amendment No. 10 to NetObjects  License Agreement dated as of February 4, 1999

10.4.11+   Letter Agreement modifying NetObjects License Agreement L97063 dated as of February 6, 1998

10.4.12+   Letter Agreement modifying NetObjects License Agreement L97063 dated as of June 30, 1998

10.4.13+   Letter Agreement modifying NetObjects License Agreement L97063 dated as of January 14, 1999

10.4.14+   Letter Agreement modifying NetObjects License Agreement L97063 dated as of March 25,


                                                   ii


           1999

10.5+      IBM Patent License Agreement by and between  NetObjects and IBM dated as of April 10, 1997

10.6+      Lease Agreement by and between NetObjects and Metropolitan Life Insurance Company dated July 24,
           1998

10.7+      Lease Agreement by and between NetObjects Limited and HQ Executive Offices (UK) LTD dated February
           15, 1999

10.10+     Technology Transfer Agreement between Rae Technology, Inc. and NetObjects, Inc. dated February 2,
           1996

10.10.1+   Amendment to Technology Transfer Agreement by and between Rae Technology and NetObjects dated as of
           March 18, 1997

10.11+     Patent Transfer and License Agreement by and between Rae Technology LLC and NetObjects, Inc. dated as of April 10, 1997, as amended

10.12+     Technology License Agreement by and between NetObjects and Clement Mok Designs dated as of December
           21, 1995

10.13+     Distribution Agreement by and between Ingram Micro, Inc. and NetObjects, Inc. dated March 6, 1997

10.14+     Commercial Application Partner Agreement by and between Sybase, Inc. and NetObjects, Inc. dated
           June 30, 1997

10.15+     Master Distributor Agreement by and between Mitsubishi Corporation and NetObjects, Inc. dated
           September 30, 1997

10.16+     Standard Inbound License Agreement by and between NetObjects and Novell effective September 30, 1998

10.16.1+   Amendment to Standard Inbound License Agreement by and between NetObjects and Novell effective
           April 2, 1999

10.17+     Build-It License Agreement dated as of February 2, 1999

10.18+     IBM Trademark License Agreement dated as of January 19, 1999

10.19+     Letter  Agreement by and between NetObjects and John Sculley dated February 3, 1999

10.20+     Sun Microsystems, Inc. Porting Agreement by and between Sun Microsystems, Inc. and NetObjects dated as of March 26, 1999

10.21+     Employment Agreement between Russell F. Surmanek and NetObjects dated as of April 5, 1999

10.22+     Distribution Agreement by and between Lotus Development Corporation and NetObjects dated as of
           April 21, 1999

10.23      Promissory Note from Samir Arora to the Company.

16.1+      Letter from Ernst & Young LLP dated February 5, 1999 regarding change in certifying accountant

21.1       Subsidiaries of the Registrant

23.1       Consent of KPMG LLP

23.2       Consent of KPMG LLP

24.1       Power of attorney  (included on the signature page of this Form S-1)

27.1       Financial Data Schedule

--------------
+ Incorporated by reference to the same-numbered exhibit to our Registration Statement on Form S-1, as amended, originally filed February 5, 1999, declared effective May 7, 1999 (Commission File No. 333-71893).

++ Incorporated by reference to the form of Executive Option Agreement filed as Exhibit A to the Registrant's preliminary proxy statement, filed with the Securities and Exchange Commission on January 28, 2000 (No. 000-25427).


                                      iii


+++   Incorporated  by  reference  to  the  Sitematic   Agreement  and  Plan  of
Reorganization filed as an exhibit to the Form 8-K filed with the Securities and Exchange Commission on October 19, 1999.

Item 17.  Undertakings.

         (a)  The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (d) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission and indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California on May 12, 2000.

                                       NETOBJECTS, INC.

                                       By  /s/ Samir Arora
                                           -------------------------------------
                                           Samir Arora, Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Samir Aurora as his true and lawful attorney-in-fact and agent for him and on his behalf and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 (and any amendments thereto), and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorney full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this  registration  statement  has been signed by the  following  persons in the capacities and on the dates indicated.
                 Name                              Title                       Date
                 ----                              -----                       ----
/s/ Samir Arora                            Chief Executive Officer         May 12, 2000
--------------------------------------
             Samir Arora

/s/ Russell F. Surmanek                    Chief Financial Officer         May 12, 2000
--------------------------------------
         Russell F. Surmanek

/s/ Robert G. Anderegg                     Director                        May 12, 2000
--------------------------------------
          Robert G. Anderegg

/s/ Lee A. Dayton                          Director                        May 12, 2000
--------------------------------------
            Lee A. Dayton

/s/ John Sculley                           Director                        May 12, 2000
--------------------------------------
             John Sculley

/s/ Michael D. Zisman                      Director                        May 12, 2000
--------------------------------------
          Michael D. Zisman

/s/ Blake Modersitzki                      Director                        May 12, 2000
--------------------------------------
          Blake Modersitzki
